FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2025
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - June 2025 Half yearly financial report	1

Santander

Half-yearly financial report 2025

First half

It starts here

January - June	2025

Index

4	Interim consolidated directors' report
3	SIGNIFICANT EVENTS IN THE PERIOD

4	KEY CONSOLIDATED DATA

6	BUSINESS MODEL

7	GROUP FINANCIAL INFORMATION
7	General background
8	Highlights of the period
10	Income statement
17	Balance sheet
20	Solvency ratios
21	Risk management
25	The Santander share

27	FINANCIAL INFORMATION BY SEGMENT

45	SUSTAINABILITY

46	CORPORATE GOVERNANCE

47	APPENDIX
48	Financial information
77	Alternative Performance Measures
89	Interim condensed consolidated financial statements
92	Glossary
93	Important information
95	Main risks and uncertainties
96	Other disclosures required by the Bank of Spain

98	Interim condensed consolidated financial statements

This report was approved by the board of directors on 29 July 2025, following a favourable report from the audit committee. Important information regarding this report can be found on pages 92 and 93.

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

SIGNIFICANT EVENTS IN THE PERIOD
In Q2 2025, Santander announced the entry into an agreement with Erste Group Bank AG (Erste) to sell approximately 49% of its stake in Santander Bank Polska S.A. and the 50% of the asset management company (TFI) which was not integrated within Santander Polska to Erste, for a total cash amount of approximately EUR 7 billion. In addition, Santander announced its intention to acquire 100% of Santander Consumer Bank Polska by purchasing the 60% stake currently held by Santander Bank Polska S.A. (approximately EUR 0.7 billion), thereby bringing the business fully within the perimeter of Grupo Santander and excluding it from the scope of the sale. Santander and Erste also announced a strategic collaboration to leverage the strengths and international presence of both institutions in Corporate & Investment Banking (CIB) and to enable Erste to benefit from Santander’s global payments platforms. The transaction is subject to customary closing conditions, including regulatory approvals, such as that of the Polish Financial Supervision Authority (KNF). Completion is expected around the end of 2025. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal', based on the assumption that it will be completed under the terms described above.
In accordance with IFRS 5 requirements, the business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as at 30 June 2025 and does not affect balance sheets for prior periods.
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods.
However:
•In the underlying income statement, both at the Group and the primary and secondary segment levels (which are presented on an underlying basis only), the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given the fact that the management of Santander Polska remains unchanged until the Poland disposal is completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
•For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.
For further information, see the 'Alternative performance measures' section in the appendix to this report.
Additionally, after the close of Q2 2025, Santander announced it has reached an agreement to acquire 100% of TSB Banking Group plc's (TSB) share capital from Banco de Sabadell, S.A. (Sabadell) with a valuation of GBP 2.65 billion (approximately EUR 3.1 billion) in an all-cash transaction. This agreement does not impact the information presented is this report nor is it expected to affect future publications until the transaction is completed. The transaction is subject to Sabadell shareholder approval and the corresponding regulatory approvals.

January - June 2025	3

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Jun-25	Mar-25%		Jun-25	Jun-24%		Dec-24
Total assets	1,815,888	1,845,177	(1.6)	1,815,888	1,786,261	1.7	1,837,081
Loans and advances to customers	1,010,727	1,064,416	(5.0)	1,010,727	1,065,596	(5.1)	1,054,069
Customer deposits	1,008,229	1,081,894	(6.8)	1,008,229	1,037,646	(2.8)	1,055,936
Total funds	1,307,359	1,386,326	(5.7)	1,307,359	1,309,903	(0.2)	1,348,422
Total equity	108,985	110,514	(1.4)	108,985	103,648	5.1	107,327
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.
If we include loans, deposits and funds associated with the Poland disposal, as at 30 June 2025 loans and advances to customers would have been EUR 1,048,951 million; customer deposits EUR 1,060,208 million and total funds EUR 1,366,729 million.
For further information, see the 'Significant events in the period', 'Alternative performance measures' and 'Financial information' sections in this report.

INCOME STATEMENT (EUR million)	Q2'25	Q1'25%		H1'25	H1'24%		2024
Net interest income	10,590	10,621	(0.3)	21,211	22,056	(3.8)	43,787
Total income	14,503	14,679	(1.2)	29,182	29,035	0.5	58,380
Net operating income	8,395	8,423	(0.3)	16,818	16,552	1.6	33,231
Profit before tax	4,415	4,689	(5.8)	9,104	8,724	4.4	17,347
Profit attributable to the parent	3,431	3,402	0.9	6,833	6,059	12.8	12,574
Note: net operating income as total income minus operating expenses.

EPS, PROFITABILITY AND EFFICIENCY (%) [1]	Q2'25	Q1'25%		H1'25	H1'24%		2024
EPS (euros)	0.22	0.21	2.4	0.43	0.37	18.5	0.77
RoE	13.7	13.4		13.6	12.6		13.0
RoTE	16.9	16.6		16.7	15.9		16.3
RoTE (post-AT1)	16.2	15.8		15.98	15.1		15.5
RoA	0.82	0.81		0.81	0.74		0.76
RoRWA	2.38	2.34		2.36	2.07		2.18
Efficiency ratio [2]	41.2	41.8		41.5	41.6		41.8

UNDERLYING INCOME STATEMENT [2] (EUR million)	Q2'25	Q1'25%		H1'25	H1'24%		2024
Net interest income	11,338	11,378	(0.4)	22,716	23,457	(3.2)	46,668
Total income	15,473	15,537	(0.4)	31,010	31,050	(0.1)	62,211
Net operating income	9,097	9,048	0.5	18,145	18,137	0.0	36,177
Profit before tax	5,116	5,187	(1.4)	10,303	9,508	8.4	19,027
Underlying profit attributable to the parent	3,431	3,402	0.9	6,833	6,059	12.8	12,574
Changes in constant euros:
Q2'25 / Q1'25: NII: +2.5%; Total income: +2.4%; Net operating income: +3.4%; Profit before tax: +1.1%; Attributable profit: +3.5%.
H1'25 / H1'24: NII: +1.3%; Total income: +4.6%; Net operating income: +5.3%; Profit before tax: +13.4%; Attributable profit: +18.3%.

4	January - June 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

SOLVENCY (%)	Jun-25	Mar-25	Jun-25	Jun-24	Dec-24
Phased-in CET1 ratio	13.0	12.9	13.0	12.5	12.8
Phased-in total capital ratio	17.2	17.2	17.2	16.7	17.4

CREDIT QUALITY (%)[1]	Jun-25	Mar-25	Jun-25	Jun-24	Dec-24
Cost of risk [2,3]	1.14	1.14	1.14	1.21	1.15
NPL ratio	2.91	2.99	2.91	3.02	3.05
NPL coverage ratio	67.2	65.7	67.2	66.5	64.8

MARKET CAPITALIZATION AND SHARES	Jun-25	Mar-25%		Jun-25	Jun-24%		Dec-24
Shares (millions)	14,885	15,152	(1.8)	14,885	15,494	(3.9)	15,152
Number of shareholders	3,508,261	3,435,876	2.1	3,508,261	3,526,649	(0.5)	3,485,134
Share price (euros)	7.027	6.196	13.4	7.027	4.331	62.3	4.465
Market capitalization (EUR million)	104,599	93,885	11.4	104,599	67,098	55.9	67,648
Tangible book value per share (euros)	5.50	5.46		5.50	4.94		5.24
Price / Tangible book value per share (X)	1.28	1.13		1.28	0.88		0.85

CUSTOMERS (thousands)[4]	Jun-25	Mar-25%		Jun-25	Jun-24%		Dec-24
Total customers	176,431	174,769	1.0	176,431	168,243	4.9	172,537
Active customers	104,733	104,179	0.5	104,733	101,277	3.4	103,262
Digital customers	61,100	60,651	0.7	61,100	57,000	7.2	59,317

OTHER DATA[4]	Jun-25	Mar-25%		Jun-25	Jun-24%		Dec-24
Number of employees	204,330	207,137	(1.4)	204,330	209,553	(2.5)	206,753
Number of branches[5]	7,683	7,985	(3.8)	7,683	8,348	(8.0)	8,086

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.	For further information, see the 'Alternative performance measures' section in the appendix to this report.
2.
In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2024 Annual Financial Report, published in the CNMV on 28 February 2025, our 20-F report for the year ending 31 December 2024 filed with the SEC in the United States on 28 February 2025 as well as the 'Alternative performance measures' section of the appendix to this report.

3.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
4.	Customers, employees and branches include Poland.
5.	For June 2025 data and all previous periods, we have included the CartaSur points of sale and the banking service points in Argentina, while we have excluded operational locations that do not provide customer service in Colombia.

January - June 2025	5

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

OUR BUSINESS MODEL

CUSTOMER FOCUS	Building a digital bank with branches

→ We continue to build a digital bank with branches, with a multichannel offering to fulfil all our customers' financial needs.	176 mn	105 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organized under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Consumer
Digital Consumer Bank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payments
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders.

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

6	January - June 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
General background
GROUP FINANCIAL INFORMATION
General background
Grupo Santander's operating environment in Q2 2025 was characterized by a moderate global economic slowdown, with falling interest rates and a decline in inflation across most of our footprint. Labour markets continued to have relatively low unemployment rates across most of our countries. Geopolitical and commercial tensions remained and there was increased volatility in global financial markets. In the second half of the year, we expect the main macroeconomic trends to continue and commercial and geopolitical uncertainty to persist.

Country	GDP Change[1]	Economic performance
Eurozone	+1.5%	GDP growth in Q1 2025 surprised on the upside, driven by a pick up in goods exports to the US before tariff increases came into effect. As a result, part of this growth is expected to reverse in the coming quarters. Inflation stabilized at the ECB's target (2% in June), allowing for an additional cut in official interest rates to 2% in June. In the labour market, the unemployment rate remained at historic lows (6.3% in May).
Spain	+2.8%
In Q2 2025, the Spanish economy maintained the positive signs seen of the beginning of the year, pointing to solid growth, albeit more contained in the year, as a whole driven by internal demand. The labour market remained strong, with the number of people enrolled in social security at record levels. Inflation rose year-on-year to 2.3% in June, driven by energy and food prices.

United Kingdom	+1.3%	After an excellent Q1 2025 boosted by bringing forward exports in anticipation of US tariff increases, GDP contracted in April. The recent performance of economic indicators suggests a weaker second quarter. The labour market continued to cool, with the unemployment rate rising to 4.7% in April and wage growth moderating to 5.0% in May. In June, inflation grew slightly to 3.6% and core inflation increased to 3.7%. In this context, the Bank of England cut rates to 4.25% in May.
Portugal	+1.6%	The economy shrank in Q1 2025 due to lower private consumption, gross capital formation and exports. National accounts show that household savings remained high (12.3% of disposable income) and household consumption remained low despite higher salaries. Employment growth accelerated and the unemployment rate fell to 6.3% in May. Headline inflation rose to 2.4% in June, showing some rigidity in certain components.
Poland	+3.2%	The economy returned to growth above 3% in Q1 2025, a trend likely to continue in the coming quarters driven by the recovery in the investment cycle. The labour market remained strong, with the unemployment rate at low levels (5.1% in June). The slowdown in wage growth improved inflation expectations for 2025. In June, inflation eased to 4.1% year-on-year (4.9% in March), allowing the central bank to cut interest rates to 5.25% in May and to 5.0% in July.
United States	+2.0%	The economy remained solid, with few signs of tariff-driven inflation so far. However, the increase in tariffs is expected to eventually push inflation higher and dampen economic activity. There are signs that consumption is moderating and that the front-loading of purchases to avoid tariff hikes is reversing. The labour market is cooling gradually, with the unemployment rate at 4.1% in June. The Fed held interest rates, waiting on more visibility regarding the final impact from tariffs.
Mexico	+0.8%	The economy remained weak at the beginning of Q2 2025, after a brief rebound at the end of Q1 2025, related to early exports ahead of tariff increases. The labour market remained resilient, with low unemployment (2.7%), although job creation stalled. The annual inflation rate, both headline and core inflation, picked up in the quarter to 4.3% and 4.2%, respectively in June. The central bank continued to cut the official interest rate in its two latest meetings, -100 bps in total to 8% in June, and suggested further cuts in the future, but potentially at a more gradual pace.
Brazil	+2.9%	The economy slowed at the beginning of Q2 2025, though it maintained strong momentum in the services sector and a very low unemployment rate (below 7%). The annual inflation rate moderated, but remained high (5.4% in June) and medium-term expectations remained above target. The central bank continued its cycle of interest rate hikes with two increases in Q2 2025, +75 bps in total to 15%, and suggested that it will now hold rates steady for an extended period.
Chile	+2.3%	The economy showed signs of a moderate slowdown in Q2 2025, after the pick up in exports in Q1 2025. Inflation, though still high, is clearly easing (4.1% in June) and is expected to converge towards the central bank of Chile's 3% target in early 2026. The central bank kept interest rates unchanged but suggested that it may resume the rate-cutting cycle that it paused at the end of 2024.
Argentina	+5.8%	The economy consolidated its recovery in Q2 2025. Inflation, though elevated, fell further with the monthly rate below 2% in May, unaffected by the sharper pace of ARS depreciation in mid-April after the fixed exchange rate regime was lifted, allowing the exchange rate to float freely between 1,000-1,400 ARS/USD. The agreement signed with the IMF in April, which included the disbursement of additional funds, together with a sound fiscal position, supported the continued decline in inflation expectations.
1.Year-on-year changes for Q1 2025.

January - June 2025	7

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Highlights of the period

Highlights of the period: Main figures

Q2'25 ATTRIBUTABLE PROFIT
EUR 3,431 mn

	+1% in euros	/Q1'25
+4% in constant euros

H1'25 ATTRIBUTABLE PROFIT
EUR 6,833 mn

	+13% in euros	/H1'24
+18% in constant euros

RoTE (post-AT1)

16.0%
	+92 bps	/ H1'24

VOLUMES AND REVENUE
	Loan and advances to customers	Customer funds
	+1%	+6%
	Net interest income	Net fee income
	+1%	+9%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
41.5%
-0.1 pp /H1'24

COST OF RISK
1.14%
-7 bps /Jun-24

CET1[1]
+0.3pp	13.0%
+0.1 pp /Mar-25
▶In Q2 2025, profit attributable to the parent was EUR 3,431 million, a fifth consecutive quarterly record, rising 1% compared to Q1 2025. In constant euros, profit rose 4% quarter-on-quarter, with a solid performance in total income (+2%), driven by net interest income, even in a less favourable interest rate environment, and lower provisions, with controlled costs.
▶Attributable profit increased 13% compared to H1 2024 to EUR 6,833 million in H1 2025. In constant euros, profit rose 18% boosted by higher total income, due to positive contributions from net interest income and net fee income, with costs flat in real terms and a cost of risk improvement.
Additionally, the year-on-year comparison was favoured by the temporary levy on revenue earned in Spain which was recorded in full in Q1 2024 compared to the quarterly accrual of the banking tax expected for H1 2025 and by the charges in H1 2024 following the discontinuation of the merchant platforms in Germany and Superdigital in Latin America.
▶Profit increased double digit year-on-year in most global businesses.
▶These results reflect a strong performance in H1 2025 and put us on track to meet our 2025 targets.

▶Profitability improved strongly year-on-year. RoTE (post-AT1) stood at 16.0% in H1 2025, compared to 15.1% in the same period of 2024.
▶Sustained earnings per share growth, increasing 19% year-on-year to EUR 43.5 cents, boosted by the positive trends in profit and the share buybacks executed in the last 12 months.

▶In terms of business volumes, growth of customer funds continued to outpace loans and advances to customers as we continued to focus on active capital management, disciplined capital allocation and profitable growth.
Gross loans and advances to customers (excluding reverse repos) rose 1% year-on-year in constant euros, supported by increases in Consumer, Payments and Wealth, while in Retail and CIB decreased.
Customer funds (customer deposits excluding repos plus mutual funds) rose 6% year-on-year in constant euros, increasing across global businesses, underpinned by double-digit growth in mutual funds and a rise in deposits in both demand and time deposits.
▶In a less favourable environment than initially expected, shaped by geopolitical and trade tensions, total income was EUR 31 billion, flat year-on-year (+5% in constant euros) and on track to meet our 2025 target. Of note was the positive net interest income performance (+1% in constant euros and +4% excluding Argentina), with most global businesses growing. Higher customer activity and network benefits were reflected in net fee income (+9% in constant euros), growing in most global businesses except Consumer, impacted by new regulation in Germany and the drop in new car registrations in the EU.
▶The structural changes we have implemented to move towards a simpler and more integrated model through ONE Transformation continued to contribute to better costs, efficiency gains and profitable growth. Costs decreased slightly in current euros, in line with our 2025 year-end target. The efficiency ratio improved to 41.5%, the best efficiency ratio in more than 15 years, with notable improvements in Payments and Wealth.

▶Credit quality remains robust, supported by positive employment across our footprint. The NPL ratio improved 11 bps year-on-year to 2.91%. Total loan-loss reserves reached EUR 22,441 million, resulting in an NPL coverage ratio of 67%.
▶The Group's cost of risk improved 7 bps year-on-year to 1.14%, in line with our target for 2025. Cost of risk of Retail and Consumer, which accounted for approximately 80% of the Group's net loan-loss provisions, improved to 0.89% and 2.09%, respectively, compared to the same period in 2024.

▶As at end June 2025, the CET1 ratio stood at 13.0%, +0.1 pp quarter-on-quarter. We had 54 bps of capital through attributable profit generation which more than offset the -29 bp impact related to capital distributions (including the deduction for the accrual of shareholder remuneration against profit earned in Q2 2025, in line with our 50% payout target2, and AT1 costs), -6 bps from regulatory headwinds (mostly relating to capital model changes) and -8 bps from markets and others.
Note: in this section, results are presented on an underlying basis and loans and advances to customers, customer funds and other metrics include Poland, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.In line with our current ordinary shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

8	January - June 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
Highlights of the period

Think Value

SHAREHOLDER REMUNERATION
EUR million

+19%	higher than cash dividends against 2023 results

TNAVps + CASH DPS

■ Cash DPS: €21.0 cents
+16%
/ Jun-24

▶On 4 April 2025, the AGM approved a final cash dividend charged against 2024 results in the gross amount of EUR 11.00 cents per share paid on 2 May 2025. Including the interim cash dividend paid in November 2024 (EUR 10.00 cents), the total cash dividend per share paid against 2024 results was EUR 21.00 cents, around 19% more than the dividends paid against 2023 results.
▶Additionally, we completed two share buyback programmes for a total of EUR 3,112 million. The Group has now repurchased more than 14% of its outstanding shares since we began our buybacks in 2021.
▶Including these cash dividends and share buybacks, total shareholder remuneration against 2024 results was EUR 6,287 million, 13% higher than the remuneration against 2023 results, distributed approximately equally between cash dividends and share buybacks.
▶On 5 May 2025, Santander announced its intention to distribute approximately 50% of the capital that is expected to be released from the Poland disposal, through a share buyback of approximately EUR 3.2 billion in early 2026, as part of additional buybacks to distribute excess capital and, as a result, share buybacks could exceed the intended distribution of up to EUR 10 billion1. We reiterated this objective on 1 July 2025 following the announcement of having reached an agreement to buy TSB.
▶At the end of the quarter, TNAV was EUR 5.50. Including the dividends charged against 2024 results, TNAV per share increased 16% year-on-year.

Think Customer

# OF CUSTOMERS (Jun-25)
Total customers:	176	mn

Active customers:	105	mn

▶We continue to implement our global platforms across our businesses, such as Gravity in Spain, which enhances customer experience through digital channels and reduces transaction costs.
▶All these developments, along with other initiatives focused on delivering a great customer experience and improving service quality, allow us to rank in the top 3 for NPS² in most of our markets and to continue growing the Group’s customer base.
▶As a result, total customers stood at 176 million, with a year-on-year increase of 8 million, and active customers grew 3 million, reaching 105 million.

Think Global

Contribution to Group revenue [3]

Retail	50%

Consumer	20%

CIB	14%

Wealth	7%

Payments	9%

H1 2025 data. Year-on-year changes in constant euros.
▶In Retail, double-digit attributable profit growth to EUR 3,687 million, driven by a rise in total income, supported by a strong net fee income performance and higher net interest income excluding Argentina, increasing in most units. Costs declined in real terms and provisions were stable.
▶The efficiency ratio stood at 39.4% and cost of risk improved to 0.89%. RoTE (post-AT1) increased to 17.2%.

▶In Consumer, attributable profit was EUR 1,042 million, with 11% growth in profit before tax driven by solid performances in net interest income and provisions. These strong results were offset by the impact of lower fiscal benefits following reduced electric vehicle demand.
▶The efficiency ratio stood at 41.5%, cost of risk improved to 2.09% and RoTE (post-AT1) was 10.4%.

▶In CIB, attributable profit increased double digits to EUR 1,534 million, driven by higher income, supported by a strong net fee income performance, especially in Global Transaction Banking, and higher gains on financial transactions in Q1 2025 in Global Markets.
▶The efficiency ratio stood at 43.7%. RoTE (post-AT1) improved 2.7 pp to 20.8%.

▶In Wealth, attributable profit amounted to EUR 948 million, also rising double-digits, driven by net fee income, the good performance of our joint ventures in Insurance and our Portfolio Investments business.
▶The efficiency ratio improved 1.5 pp to 35.7% and RoTE (post-AT1) was 67.3%.

▶In Payments, attributable profit reached EUR 335 million, boosted by double-digit growth in net interest income and net fee income, with costs falling 1% in real terms, more than offsetting higher provisions in Cards in Brazil and Mexico in part due to higher activity.
▶Cost of risk was 7.54%. In PagoNxt, EBITDA margin reached 28.8% (+8.7 pp year-on-year).

1.On 5 February 2025, the board announced its intention to distribute EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes i) buybacks that are part of the existing shareholder remuneration policy, and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks are subject to future corporate and regulatory decisions and approvals.
2.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H1 2025.
3.As % of total operating areas, excluding the Corporate Centre.

January - June 2025	9

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Statutory income statement

Grupo Santander results
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods. For further information, see the 'Significant events in the period' section of this report.

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q2'25	Q1'25%		H1'25	H1'24%
Net interest income	10,590	10,621	(0.3)	21,211	22,056	(3.8)
Net fee income[1]	3,143	3,199	(1.8)	6,342	6,162	2.9
Gains or losses on financial assets and liabilities and exchange differences[2]	364	668	(45.5)	1,032	931	10.8
Dividend income	383	88	335.2	471	490	(3.9)
Share of results of entities accounted for using the equity method	171	161	6.2	332	291	14.1
Other operating income/expenses (net)[3]	(148)	(58)	155.2	(206)	(895)	(77.0)
Total income	14,503	14,679	(1.2)	29,182	29,035	0.5
Operating expenses	(6,108)	(6,256)	(2.4)	(12,364)	(12,483)	(1.0)
Administrative expenses	(5,304)	(5,434)	(2.4)	(10,738)	(10,883)	(1.3)
Staff costs	(3,320)	(3,403)	(2.4)	(6,723)	(6,825)	(1.5)
Other general administrative expenses	(1,984)	(2,031)	(2.3)	(4,015)	(4,058)	(1.1)
Depreciation and amortization	(804)	(822)	(2.2)	(1,626)	(1,600)	1.6
Provisions or reversal of provisions	(677)	(573)	18.2	(1,250)	(1,598)	(21.8)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,447)	(3,077)	12.0	(6,524)	(6,275)	4.0
Impairment on other assets (net)	(45)	(102)	(55.9)	(147)	(289)	(49.1)
Gains or losses on non-financial assets and investments, net	(34)	2	—	(32)	365	—
Negative goodwill recognized in results	(1)	23	—	22	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	224	(7)	—	217	(31)	—
Profit or loss before tax from continuing operations	4,415	4,689	(5.8)	9,104	8,724	4.4
Tax expense or income from continuing operations	(1,043)	(1,324)	(21.2)	(2,367)	(2,707)	(12.6)
Profit from the period from continuing operations	3,372	3,365	0.2	6,737	6,017	12.0
Profit or loss after tax from discontinued operations	350	376	(6.9)	726	575	26.3
Profit for the period	3,722	3,741	(0.5)	7,463	6,592	13.2
Profit attributable to non-controlling interests	(291)	(339)	(14.2)	(630)	(533)	18.2
Profit attributable to the parent	3,431	3,402	0.9	6,833	6,059	12.8

EPS (euros)	0.22	0.21	2.4	0.43	0.37	18.5
Diluted EPS (euros)	0.22	0.21	2.4	0.43	0.37	18.4

Memorandum items:
Average total assets	1,815,203	1,855,729	(2.2)	1,835,466	1,792,428	2.4
Average stockholders' equity	99,904	101,501	(1.6)	100,703	96,151	4.7

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 90 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

10	January - June 2025

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Statutory income statement

STATUTORY INCOME STATEMENT

In accordance with IFRS 5 requirements, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results in both 2025 and 2024. For further information, see the 'Significant events in the period' section of this report.
Results performance compared to H1 2024
In H1 2025, profit attributable to the parent totalled EUR 6,833 million, after a record Q2 2025 for the fifth record quarter in a row, supported by the good performances of our global businesses.
Compared to the EUR 6,059 million recorded in H1 2024, profit attributable to the parent in H1 2025 was 13% higher year-on-year.
Total income
Total income amounted to EUR 29,182 million, 1% up year-on-year.
•Net interest income (NII) totalled EUR 21,211 million, 4% lower than H1 2024, mainly due to the impact from the sharp fall in interest rates in Argentina on our businesses, especially Retail and CIB, and the decrease in Wealth.
This decline was partially offset by the good performances in Consumer's businesses, driven by active margin management and higher volumes, and Payments, supported by increased activity levels.

Net interest income
EUR million
•Net fee income amounted to EUR 6,342 million, up 3% compared to H1 2024, with solid performances across all global businesses except Consumer, where DCB Europe's net fee income was impacted by new insurance regulation in Germany and the drop in new car registrations in the EU.
Of note were the increases in CIB, mainly driven by Global Transaction Banking, in Wealth, due to strong performance in Private Banking and Santander Asset Management (SAM), and in Payments, due to higher activity levels.

Net fee income
EUR million
•Gains or losses on financial assets and liabilities and exchange differences reached EUR 1,032 million (EUR 931 million in H1 2024) mainly driven by higher results in Global Markets in CIB and the Corporate Centre.
•Dividend income was EUR 471 million (EUR 490 million in H1 2024).
•Income from companies accounted for by the equity method reached EUR 332 million, compared to EUR 291 million in H1 2024, driven by strong results in Insurance and the Portfolio Investments business in Wealth.
•Other operating income recorded a loss of EUR 206 million, compared to a EUR 895 million loss in H1 2024, which was affected by the larger hyperinflation adjustment in Argentina and the temporary levy on revenue earned in Spain, which was recorded in full in Q1 2024 (EUR 335 million), whereas in H1 2025 the expected tax on income obtained in Spain for the year accrued under 'Tax expense or income from continuing operations'.
In summary, a resilient performance in total income reflecting our diversification and global scale, even in the current interest rate environment.

Total income
EUR million

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Statutory income statement
Operating expenses
Operating expenses in H1 2025 amounted to EUR 12,364 million, 1% lower year-on-year, reflecting our progress in transformation.
Our cost management continued to focus on structurally improving our efficiency and, as a result, we remain one of the most efficient banks in the world.
We continued to drive our business transformation plan, ONE Transformation, across our footprint, reflected in greater operational leverage and better commercial dynamics.

Operating expenses
EUR million
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 1,250 million. In H1 2024, this line totalled EUR 1,598 million, affected by the charge in PagoNxt following the discontinuation of our Superdigital platform in Latin America.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment of financial assets not measured at fair value through profit or loss (net) was EUR 6,524 million and included provisions which strengthen the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models. In H1 2024, the impairment was EUR 6,275 million.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 147 million. In H1 2024, the impairment on other assets totalled EUR 289 million, including the charges in PagoNxt following the discontinuation of our merchant platform in Germany.
Gains or losses on non-financial assets and investments (net)
Net gains on non-financial assets and investments recorded a loss of EUR 32 million in H1 2025. In H1 2024, net gains were EUR 365 million, which included the capital gain of EUR 352 million generated upon closing the agreement with Sodexo in Brazil.
Negative goodwill recognized in results
In H1 2025, negative goodwill recognized in results was EUR 22 million relating to the acquisition of CrediScotia from Scotiabank which expands Consumer's presence in Peru. There was no negative goodwill recorded in H1 2024.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded a EUR 217 million gain in H1 2025 which included a capital gain of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS. In H1 2024, this line recorded a loss of EUR 31 million.
Profit or loss before tax from continuing operations
Profit before tax was EUR 9,104 million in H1 2025, up 4% year-on-year, supported by the solid performance in net fee income, our cost discipline and the impact of the full recognition of the temporary levy on revenue earned in Spain in Q1 2024 (EUR 335 million) in the other operating income line and the charge in H1 2024 following the aforementioned discontinuation of platforms in PagoNxt.
Tax expense or income from continuing operations
Total income tax in H1 2025 amounted to EUR 2,367 million which includes EUR 174 million corresponding to the quarterly accrual of expected tax on income obtained in Spain for the year. In H1 2024, income tax was EUR 2,707 million.
Profit or loss after tax from discontinued operations
Profit from discontinued operations totalled EUR 726 million in H1 2025 and EUR 575 million in H1 2024. This line includes the results associated with the Poland disposal, which increased year-on-year driven by a strong revenue performance and lower provisions.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 630 million in H1 2025 compared to EUR 533 million in H1 2024.
Profit attributable to the parent
Profit attributable to the parent rose to a new record at EUR 6,833 million in H1 2025, compared to EUR 6,059 million in H1 2024. This 13% increase year-on-year, was driven by strong net fee income performances across most of our global businesses and lower costs.
Additionally, this year-on-year comparison was favoured by: i) the full charge in Q1 2024 of the temporary levy on income earned in Spain, compared to the accrual in 2025 of the expected tax on income obtained in Spain for the year, and ii) a EUR 243 million charged in H1 2024 in PagoNxt following the discontinuation of our merchant platforms in Germany and Superdigital in Latin America.

12	January - June 2025

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Underlying income statement

UNDERLYING INCOME STATEMENT

→ Fifth consecutive quarter of record profit, boosted by solid performances across our global businesses.
→ We continue to drive profitable growth and strong efficiency, supported by ONE Transformation.
→ Risk indicators were robust, supported by good risk management and low unemployment.

Attributable profit		RoTE (post-AT1)	RoRWA
EUR 6,833 million	+13% in euros	16.0%	2.36%
	+18% in constant euros	+0.9 pp	+0.3 pp

Note: changes vs. H1 2024.

In contrast to the statutory income statement, in the underlying income statement, results obtained in Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given that the management of Santander Polska remains unchanged until the Poland disposal is completed.
For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
Results performance compared to H1 2024
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in this report.
At the Group level, exchange rates had a negative impact of 4.7 pp on total income and a positive impact of 4.1 pp on administrative expenses and amortizations, mainly due to the depreciation of the Brazilian real and the Mexican peso.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement.
These reclassifications between the statutory and underlying income statements include:
In H1 2025:
•As previously explained, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from Poland are disaggregated across the corresponding line items as they were in previous quarterly disclosures.
In H1 2024:
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from Poland are disaggregated across the corresponding line items as they were in previous quarterly disclosures.
•The temporary levy on revenue earned in Spain amounted to EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
•The recognition of provisions to strengthen the balance sheet in Brazil, amounted to EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and non-controlling interests).

Summarized underlying income statement (EUR million)
			Change				Change
	Q2'25	Q1'25%		% excl. FX	H1'25	H1'24%		% excl. FX
Net interest income	11,338	11,378	(0.4)	2.5	22,716	23,457	(3.2)	1.3
Net fee income	3,315	3,369	(1.6)	1.1	6,684	6,477	3.2	9.0
Gains (losses) on financial transactions [1]	391	678	(42.3)	(40.2)	1,069	957	11.7	15.5
Other operating income	429	112	283.0	291.5	541	159	240.3	232.9
Total income	15,473	15,537	(0.4)	2.4	31,010	31,050	(0.1)	4.6
Administrative expenses and amortizations	(6,376)	(6,489)	(1.7)	1.0	(12,865)	(12,913)	(0.4)	3.7
Net operating income	9,097	9,048	0.5	3.4	18,145	18,137	0.0	5.3
Net loan-loss provisions	(3,017)	(3,161)	(4.6)	(1.0)	(6,178)	(6,243)	(1.0)	6.1
Other gains (losses) and provisions	(964)	(700)	37.7	40.1	(1,664)	(2,386)	(30.3)	(28.5)
Profit before tax	5,116	5,187	(1.4)	1.1	10,303	9,508	8.4	13.4
Tax on profit	(1,368)	(1,446)	(5.4)	(3.6)	(2,814)	(2,916)	(3.5)	1.0
Profit from continuing operations	3,748	3,741	0.2	2.8	7,489	6,592	13.6	18.9
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	3,748	3,741	0.2	2.8	7,489	6,592	13.6	18.9
Non-controlling interests	(317)	(339)	(6.5)	(3.9)	(656)	(533)	23.1	26.5
Net capital gains and provisions	—	—	—	—	—	—	—	—
Profit attributable to the parent	3,431	3,402	0.9	3.5	6,833	6,059	12.8	18.3
Underlying profit attributable to the parent [2]	3,431	3,402	0.9	3.5	6,833	6,059	12.8	18.3
1. Includes exchange differences.
2. Excludes net capital gains and provisions.

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Underlying income statement
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement:
In H1 2025:
•The ‘net capital gains and provisions’ line includes the following two events of the same value but opposite signs:
•A capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS, in line with the announcement made in Q4 2024.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models, in accordance with IFRS 9 regulations, which resulted in increased provisions, reflecting expectations of a more complex economic environment.
In H1 2024:
•There were no impacts outside the ordinary course of our business and therefore no amount was recorded under the ‘net capital gains and provisions’ line.
For further information on the reconciliation between the statutory and underlying income statements, see the 'Alternative performance measures' section in this report.
All in all, profit attributable to the parent and underlying profit attributable to the parent were the same, EUR 6,833 million in H1 2025 and EUR 6,059 million in H1 2024. This represents a 13% year-on-year increase,+18% in constant euros.
This year-on-year comparison was favoured by the temporary levy on revenue earned in Spain which was recorded in full in Q1 2024 compared to accrual-based approach applied in 2025 and by the recognition in H1 2024 of the impacts in PagoNxt following the discontinuation of our merchant platforms in Germany and Superdigital in Latin America.
Total income amounted to EUR 31,010 million in H1 2025, flat compared to H1 2024. In constant euros, total income rose 5% year-on-year, as follows:
•Net interest income (NII) performed well, with a 1% year-on-year increase despite a lower interest rate environment and the strong impact of the sharp fall in interest rates in Argentina. Excluding Argentina, NII rose 4%. By business:
•In Retail, NII was flat. Excluding Argentina, it rose 3%, due to good performances in Chile (lower cost of deposits), the UK (driven by higher mortgage lending profitability and lower cost of deposits) and in Mexico and Poland due to higher activity.
•In Consumer, NII rose 5% supported by our good margin management across key markets and also by higher volumes in DCB Europe and South America and the CrediScotia acquisition in Peru.
•In CIB, NII increased 4%, even with a negative impact from Argentina. Excluding it, NII grew 13% driven by the strong increase in activity (Global Markets).
•In Wealth, NII declined 16%, mainly in Private Banking, impacted by the less favourable interest rate environment across most of our markets, despite higher volumes.
•In Payments, NII rose 22%, with growth in both PagoNxt and Cards, boosted by higher activity.

Net interest income
EUR million
constant euros
•Net fee income grew 9% year-on-year driven by widespread growth across all businesses except Consumer. By business:
•In Retail, net fee income increased 8%, supported by mutual funds, foreign exchange and insurance fees.
•In Consumer, net fee income fell 6%, despite strong growth in the US (auto servicing fees), mainly due to DCB Europe, which was impacted by new insurance regulation in Germany and the drop in new car registrations in the EU.
•In CIB, it increased 9%, driven by the three main business lines, but especially Global Transaction Banking (GTB) and Global Banking (GB) in the US, boosted by our US Banking Build-Out (US BBO) initiative.
•In Wealth, net fee income rose 20%, with good growth in Private Banking and Asset Management due to good commercial dynamics in Spain, Latin America and the US.
•In Payments, net fee income rose 15% boosted by both PagoNxt and Cards driven by higher activity across countries.
This positive net fee income performance keeps us on track to achieve our mid-high single digit growth target for 2025.

Net fee income
EUR million
constant euros
•Gains on financial transactions rose 16%, boosted by higher results in Global Markets in CIB, mainly in Brazil and Mexico.
•Other operating income in H1 2025 improved compared to the same period in 2024, driven by a less negative impact from the hyperinflation adjustment in Argentina.

14	January - June 2025

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Underlying income statement
This positive revenue performance keeps us on track to achieve our 2025 target of reaching a revenue level of EUR 62 billion in the year, similar to the revenue recorded in 2024.

Total income
EUR million
constant euros
Administrative expenses and amortizations in H1 2025 amounted to EUR 12,865 million, in line with H1 2024 (+4% in constant euros). In real terms (excluding the impact of average inflation and in constant euros), they were flat year-on-year. The efficiency ratio stood at 41.5%, improving 10 bps year-on-year.
Our cost management remained focused on structurally improving our efficiency and maintaining our position as one of the most efficient global banks. We continued to progress with our business model transformation plan, ONE Transformation, which provides greater operational leverage, improving business dynamics and promoting leaner and more agile structures.
By business and in constant euros as follows:
•In Retail, costs were up 2%. In real terms, they fell 1%, reflecting our transformation efforts through the simplification and the implementation of our global platform. The efficiency ratio stood at 39.4%.
•In Consumer, costs increased 3% year-on-year. In real terms, rose 1% as our transformation savings offset our investments in leasing and check-out lending platforms and in Openbank. The efficiency ratio stood at 41.5%.
•In CIB, costs rose 8%, +5% in real terms, due to the investment in new products and capabilities to drive growth. We maintained a leading position among peers with an efficiency ratio of 43.7%.
•In Wealth, costs rose 9%. In real terms, they increased 6%, reflecting our investments to reinforce Private Banking teams and new capabilities to address the increase in commercial activity. The efficiency ratio improved 1.5 pp year-on-year to 35.7%.
•In Payments, costs rose 2% but decreased 1% in real terms, even after investments in platforms in both Cards and PagoNxt. The efficiency ratio stood at 42.2%, a 4.6 pp improvement year-on-year.

Operating expenses
EUR million
constant euros
Net operating income in H1 2025 amounted to EUR 18,145 million, in line with H1 2024. In constant euros, it rose 5%, underpinned by the good performances in NII, net fee income and gains on financial transactions and a lower impact from the hyperinflation adjustment.

Net operating income
EUR million
constant euros
Net loan-loss provisions in H1 2025 amounted to EUR 6,178 million, a 1% decrease year-on-year.
In constant euros, they increased 6%, mainly due to: i) higher provisions in Payments, driven by the strong widespread growth in the Cards portfolio, especially in Brazil and Mexico, which were also impacted by model changes and, in Brazil, by a worse macroeconomic environment, and ii) the increase in provisions at the Corporate Centre to accelerate NPL ratio reductions, improving the Group's credit quality.
The cost of risk stood at 1.14%, in line with the Group’s 2025 target.

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Underlying income statement

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions registered a of EUR 1,664 million loss, compared to EUR 2,386 million loss in H1 2024. This is mainly due to the charge in H1 2024 following the discontinuation of the aforementioned platforms in PagoNxt and the full recognition of the temporary levy on revenue earned in Spain in Q1 2024, compared to its quarterly accrual in 2025, now in the ‘Tax on profit' line.

Tax on profit amounted to EUR 2,814 million, 3% lower than in H1 2024 (+1% in constant euros) and includes a EUR 174 million charge in H1 2025 corresponding to the quarterly accrual of the tax on revenue expected in Spain for the year.
Profit attributable to the parent in H1 2025 was EUR 6,833 million, 13% more than in H1 2024 (+18% in constant euros).

Profit attributable to the parent
EUR million
constant euros
RoTE (post-AT1) in H1 2025 stood at 16.0% (15.1% in H1 2024), on track to achieve our 2025 target of proximally 16.5%. RoRWA was 2.36% (2.07% in H1 2024) and earnings per share stood at EUR 0.43 (EUR 0.37 in H1 2024).
Underlying results performance compared to the previous quarter
Regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement, in Q2 2025 the ‘net capital gains and provisions’ line includes the two aforementioned events of the same value but opposite signs.
In contrast, in Q1 2025, no impacts outside our ordinary course of business occurred and, therefore, no amount was recorded under the line ‘net capital gains and provisions’.
As a result, underlying profit attributable to the parent and profit attributable to the parent were the same both in Q2 2025, at EUR 3,431 million, and in Q1 2025, at EUR 3,402 million.
Compared to Q1 2025, profit in Q2 2025 increased 1%. In constant euros it increased 4%, by line:
•Total income remained above EUR 15 billion, and increased 2%, with the following breakdown by line:
•Net interest income increased 2%, with solid performances across most businesses, particularly in CIB (+10%) due to double-digit growth in Global Banking (Structured Finance and Syndicated Loans), Consumer, where it rose 4%, mainly due to DCB Europe, though NII in Latin America also performed well, and Payments (+9%) mainly due to higher activity in Cards. Of note was the resilient NII in Retail (+1%), even in a less favourable interest rate environment.
•Net fee income increased 1% quarter-on-quarter as the positive performances across most businesses, particularly in Payments (driven by higher activity), offset weaker results in CIB following an exceptionally strong Q1 2025.
•Gains on financial transactions fell 40%, mainly affected by a weaker quarter in CIB after strong performance in Global Markets in Q1 2025 favoured by higher volatility.
•Operating expenses in Q2 2025 rose 1% quarter-on-quarter, mainly due to the increases in Retail and CIB.
•Net loan-loss provisions decreased 1% driven by good performance in Consumer across its main markets, which more than offset the increase in CIB, impacted by single names.
•Other gains (losses) and provisions recorded a EUR 964 million loss in Q2 2025, compared to a EUR 700 million loss in Q1 2025. This comparison was partly impacted by higher provisions related to the CHF mortgage portfolio in Poland in Q2 2025.

16	January - June 2025

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Balance sheet
Grupo Santander's balance sheet
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the Group’s consolidated balance sheet the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as at 30 June 2025 and does not affect prior periods, which therefore limits the comparability of the balance sheets presented below.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Jun-25	Jun-24	Absolute	%	Dec-24
Cash, cash balances at central banks and other demand deposits	175,555	156,234	19,321	12.4	192,208
Financial assets held for trading	234,834	206,874	27,960	13.5	230,253
Debt securities	85,290	71,523	13,767	19.2	82,646
Equity instruments	16,278	16,764	(486)	(2.9)	16,636
Loans and advances to customers	35,715	19,899	15,816	79.5	26,591
Loans and advances to central banks and credit institutions	39,263	39,760	(497)	(1.3)	40,280
Derivatives	58,288	58,928	(640)	(1.1)	64,100
Financial assets designated at fair value through profit or loss[1]	14,515	15,335	(820)	(5.3)	14,045
Loans and advances to customers	5,597	6,601	(1,004)	(15.2)	5,652
Loans and advances to central banks and credit institutions	1,110	444	666	150.0	408
Other (debt securities an equity instruments)	7,808	8,290	(482)	(5.8)	7,985
Financial assets at fair value through other comprehensive income	75,801	82,270	(6,469)	(7.9)	89,898
Debt securities	60,929	71,160	(10,231)	(14.4)	76,558
Equity instruments	2,300	1,842	458	24.9	2,193
Loans and advances to customers	12,268	8,933	3,335	37.3	10,784
Loans and advances to central banks and credit institutions	304	335	(31)	(9.3)	363
Financial assets measured at amortized cost	1,148,957	1,217,341	(68,384)	(5.6)	1,203,707
Debt securities	119,661	114,347	5,314	4.6	120,949
Loans and advances to customers	957,147	1,030,163	(73,016)	(7.1)	1,011,042
Loans and advances to central banks and credit institutions	72,149	72,831	(682)	(0.9)	71,716
Investments in subsidiaries, joint ventures and associates	7,191	8,235	(1,044)	(12.7)	7,277
Tangible assets	28,997	33,709	(4,712)	(14.0)	32,087
Intangible assets	17,249	19,359	(2,110)	(10.9)	19,259
Goodwill	11,960	13,668	(1,708)	(12.5)	13,438
Other intangible assets	5,289	5,691	(402)	(7.1)	5,821
Non-current asset held for sale	68,710	2,915	65,795	—	4,002
Other assets[2]	44,079	43,989	90	0.2	44,345
Total assets	1,815,888	1,786,261	29,627	1.7	1,837,081

Liabilities and shareholders' equity
Financial liabilities held for trading	155,682	133,856	21,826	16.3	152,151
Customer deposits	39,997	23,729	16,268	68.6	18,984
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	30,816	28,213	2,603	9.2	39,584
Derivatives	50,396	52,261	(1,865)	(3.6)	57,753
Other	34,473	29,653	4,820	16.3	35,830
Financial liabilities designated at fair value through profit or loss	35,513	34,493	1,020	3.0	36,360
Customer deposits	22,499	24,809	(2,310)	(9.3)	25,407
Debt securities issued	9,671	6,726	2,945	43.8	7,554
Deposits by central banks and credit institutions	3,343	2,942	401	13.6	3,399
Other	—	16	(16)	(100.0)	—
Financial liabilities measured at amortized cost	1,400,632	1,454,896	(54,264)	(3.7)	1,484,322
Customer deposits	945,733	989,108	(43,375)	(4.4)	1,011,545
Debt securities issued	302,292	305,136	(2,844)	(0.9)	317,967
Deposits by central banks and credit institutions	108,310	117,752	(9,442)	(8.0)	114,894
Other	44,297	42,900	1,397	3.3	39,916
Liabilities under insurance contracts	18,343	17,592	751	4.3	17,829
Provisions	8,098	8,401	(303)	(3.6)	8,407
Liabilities associated with non-current assets held for sale	59,361	—	59,361	—	—
Other liabilities[3]	29,274	33,375	(4,101)	(12.3)	30,685
Total liabilities	1,706,903	1,682,613	24,290	1.4	1,729,754
Shareholders' equity	138,066	132,836	5,230	3.9	135,196
Capital stock	7,443	7,747	(304)	(3.9)	7,576
Reserves (including treasury stock)[4]	123,790	119,030	4,760	4.0	116,578
Profit attributable to the Group	6,833	6,059	774	12.8	12,574
Less: dividends	—	—	—	—	(1,532)
Other comprehensive income	(37,565)	(36,963)	(602)	1.6	(36,595)
Minority interests	8,484	7,775	709	9.1	8,726
Total equity	108,985	103,648	5,337	5.1	107,327
Total liabilities and equity	1,815,888	1,786,261	29,627	1.7	1,837,081

Note: The condensed balance sheet groups some lines of the consolidated balance sheet on pages 88 and 89 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

January - June 2025	17

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Balance sheet

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Loans rose 1% both year-on-year and quarter-on-quarter.			Customer funds continued to increase, +1% quarter-on-quarter and +6% year-on-year.
EUR 1,002 billion		+1% QoQ	EUR 1,207 billion		+1% QoQ
		+1% YoY			+6% YoY

By business:			By product:
Year-on-year growth in Consumer, Wealth and Payments businesses which offset lower balances in Retail and CIB.			Strong year-on-year increase in mutual funds, with widespread growth across businesses and countries, and higher deposits (both demand and time deposits).
Retail	Consumer	CIB	Demand	Time	Mutual funds
-1%	+2%	-2%	+4%	+3%	+17%

Note: changes in constant euros. Includes Poland.

Loans and advances to customers
Loans and advances to customers stood at EUR 1,010,727 million as at end June 2025, a 5% decrease both year-on-year and quarter-on-quarter. Both comparisons are affected by the Poland disposal as, in accordance with IFRS 5 requirements and only as at 30 June 2025, the assets related to the Poland disposal are aggregated under the 'non-current assets held for sale' line.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. We continue to analyse gross loans and advances to customers excluding reverse repos including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal, thereby including Poland's balances. As at end June 2025, gross loans and advances to customers excluding reverse repos, including Poland, totalled EUR 1,002,133 million.
Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2025, gross loans and advances to customers (excluding reverse repos and including Poland), increased 1% in constant euros with the following detail:
•In Retail, they increased 1% boosted by individuals, both in mortgages (especially in Portugal and Brazil) and personal loans (mainly driven by strong growth in Spain).
•In Consumer, they increased 2% mainly in DCB Europe which more than offset the decrease in the US.

Gross loans and advances to customers (excl. reverse repos)
EUR billion. Including Poland

-2%	1
Jun-25 / Jun-24

1. In constant euros: +1%.
•In CIB, loans fell 1%,mainly due to Brazil.
•Loans in Wealth and Payments increased 5% and 2% respectively.
Compared to June 2024, gross loans and advances to customers (excluding reverse repos and including Poland) grew 1% in constant euros, as follows:
•In Retail, they decreased 1%, affected by decreases in SMEs (lower volumes in Spain and the UK) and corporates (in line with our focus on profitability in Spain, the run-off of non-core portfolios in the US and macro impacts in Brazil).
•In Consumer, they rose 2% boosted by the good performance in auto in DCB Europe and double-digit loan growth across our Latin American countries.
•In CIB, they fell 2% as the increase in Global Markets could not compensate the decrease in Global Transaction Banking (mainly in South America).
•They increased 13% in Wealth, particularly in Spain and the US, and were up 18% in Payments, driven by strong volumes growth in Cards, especially in Brazil.
As of June 2025, gross loans and advances to customers excluding reverse repos and including Poland maintained a diversified mix across our footprint, with presence in different countries in Europe (70% of Group's total loans), Latin America (19%) and in the US (11%).

Gross loans and advances to customers (excl. reverse repos)
% operating areas. June 2025. Including Poland

18	January - June 2025

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Balance sheet
Customer funds
Customer deposits amounted to EUR 1,008,229 million as at end June 2025, down 7% quarter-on-quarter and 3% year-on-year. Both comparisons are affected by the Poland disposal as, in accordance with IFRS 5 requirements and only as at 30 June 2025, the liabilities related to the Poland disposal are aggregated under the 'liabilities associated with non-current assets held for sale' line.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. We continue to analyse customer funds including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal, thereby including Santander Poland's balances. As at end June 2025, they amounted to EUR 1,207,272 million.
The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in this report.
Compared to March 2025, customer funds including Poland increased 1% in constant euros, with the following detail:
•By product, customer deposits excluding repos rose 1%, with demand deposits rising (+1%) and time deposits decreasing (-1%). Positive momentum continued in mutual funds (+2%).
•By business, customer funds grew in Retail (+2%), Consumer (+1%) and Wealth (+1%), which more than offset the decreases in CIB (-4%) and Payments (-8%).
Compared to June 2024, customer funds were 6% higher in constant euros:
•By product, deposits excluding repos rose 4%, with growth in both demand (+4%) and time deposits (+3%). Widespread growth in mutual funds, increasing 17%.
•By business, they rose 5% in Retail, driven by double-digit growth in time deposits and mutual funds. They grew strongly in Consumer (+11%) and in line with our deposit gathering strategy. They rose 3% in CIB. In Wealth, they were up 10% driven by mutual funds (+14%). By country, there were generalized increases except in the UK.
As at end June 2025, customer funds (including Poland) maintained a diversified mix across our footprint, with presence in different countries in Europe (70% of Group's total customer funds), Latin America (22%) and the US (8%). The weight of demand deposits as a percentage of total customer funds was 56%, while time deposits accounted for 24% of the total and mutual funds for 20%.

Customer funds
EUR billion. Including Poland

+3% ¹

+12%

+1%

•Total
•Mutual funds
•Deposits excl. repos

Jun-25 / Jun-24

1. In constant euros: +6%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
In H1 2025, the Group's issuances were as follows:
•Medium- and long-term senior debt totalling EUR 11,600 million and covered bonds placed in the market for EUR 4,631 million.
•TLAC eligible instruments issued amounted to EUR 7,407 million, of which EUR 7,058 million was senior non-preferred and EUR 349 million was subordinated debt.
•Maturities of medium- and long-term debt totalled EUR 20,14 million.
The net loan-to-deposit ratio was 99% (103% in June 2024), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 127%, showing a comfortable funding structure. The Group liquidity coverage ratio (LCR) was an estimated 159% in June 2025 (see the 'Risk management' chapter of this report).
The Group's access to wholesale funding markets, as well as the cost of issuances depends, in part, on the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Stable
Moody's	A2	P-1	Positive
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Moody's confirmed its A2 long-term and P-1 short-term ratings in Q4 2024 and maintained the positive outlook they had previously improved in Q2 2024, following the same movement in the rating of the Kingdom of Spain, and maintaining it two notches above the sovereign.
In Q3 2024, S&P Global confirmed Santander's credit rating at A+ for long-term and A1 for short-term debt. In Q2 2024, S&P rated our AT1 instruments as BBB- (investment grade). They maintained Santander's outlook as stable, in line with the sovereign.
Fitch upgraded Santander's long-term senior rating to A+ in Q1 2025. Fitch and DBRS maintained their stable outlooks, above the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain by Moody’s, DBRS and S&P and rated at the same level by Fitch, which demonstrates our financial strength and the benefits from our diversification.

Customer funds
% operating areas. June 2025. Including Poland

January - June 2025	19

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Solvency ratios
Solvency ratios

Phased-in capital ratio	CET1 ratio
The phased-in CET1 ratio reached 13.0% at the end of June, at the top end of the Group's operating range of 12-13%.	We continued to generate capital organically in the quarter, strongly backed by good profit growth.
c	Attributable profit	+54 bps
	Capital distribution[1]	-29 bps

TNAV per share
TNAV per share was EUR 5.50, increasing 16% year-on-year including the cash dividends paid in Nov-24 and May-25.
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

As at end June 2025, the total phased-in capital ratio (applying the CRR transitional arrangements) stood at 17.2% and the phased-in CET1 ratio at 13.0%, in line with the 13% target for 2025 that we announced in Q4 2024.
We comfortably meet the levels required by the ECB on a consolidated basis, estimated at 13.9% for the total capital ratio and at 9.6% for the CET1 ratio. This resulted in a distance to the maximum distributable amount (MDA) of 304 bps and a CET1 management buffer of 334 bps.
In the quarter, the CET1 ratio increased 0.1 pp. We had 54 bps of capital through attributable profit generation and had a small uplift from net organic RWAs as risk transfer initiatives more than offset an increase in RWAs. There was a -29 bp impact related to capital distributions, including the deduction for the accrual of shareholder remuneration against profit earned in Q2 2025, in line with our 50% payout target1, and AT1 costs. Additionally, there were -6bps from regulatory headwinds (mostly relating to capital model changes) and -8bps in markets and others (mostly minority interests).

Although the CRR3 fully-loaded criteria are not yet fully defined, our current estimate for the fully-loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025 year end.
TNAV per share ended the quarter at EUR 5.50. Including the interim cash dividend paid in November 2024 (EUR 10.00 cents per share) and final cash dividend paid in May (EUR 11.00 cents per share), both charged against 2024 results, TNAV plus cash dividend per share increased 15.6% in the last twelve months (+2.7% in the quarter).
Lastly, the leverage ratio was 4.91%.

Eligible capital. June 2025
EUR million
Phased-in
CET1	81,250
Basic capital	90,828
Eligible capital	107,733
Risk-weighted assets	625,750

%
CET1 capital ratio	13.0
Tier 1 capital ratio	14.5
Total capital ratio	17.2

CET1 ratio performance
%
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. Does not include any expected impacts from the recently announced inorganic transactions.
1.Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
2.Business RWA change net of risk transfer initiatives.

20	January - June 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
Risk management
Risk management

Credit risk			Market risk
Credit quality indicators remained contained, within expected levels.			Average VaR decreased in a slightly less volatile environment, given the expectations of trade negotiations with the US.
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.14%	2.91%	67%	Q2'25	EUR 18 million	-EUR 2.8 mn vs. Q1'25
0 bp vs. Mar-25	-9 bps vs. Mar-25	+2 pp vs. Mar-25

Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			In Q2 2025, our operational risk profile remained stable, focusing on risks associated with suppliers, technology and cyber risk. Operational losses increased compared to the previous quarter.
Liquidity Coverage Ratio (LCR)
159%[1]		+3 pp vs. Mar-25

In accordance with IFRS 5 requirements, business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the results have been reported under 'discontinued operations'.
However, given that until the Poland disposal is completed, the management of Santander Polska remains unchanged, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
Credit risk2
During H1 2025, the environment was characterized by geopolitical tensions, such as the conflict in the Middle East and the development of tariff policies in the US.
The moratorium on new tariffs and the resumption of negotiations mitigated instability in trade, but weaker economic data in the US raised some doubts regarding the economic outlook and credit trends. In Latin America, economies remain resilient. In Europe, economic recovery is progressing at a moderate pace, with greater uncertainty stemming from international trade tensions, which policymakers aim to offset through increased spending in defense and the simplification of the regulatory agenda, to promote private sector investment. The ECB has adopted a neutral-expansionary tone in monetary policy, which is already being reflected in mortgage and consumer portfolios.
Our global and diversified business model, with our strong local presence, provides us with a resilient structure which, together with our prudent risk management, enables us to maintain a medium-low risk profile, even in a more complex environment.
In terms of credit quality, in Q2 2025:
•The NPL ratio improved 9 bps quarter-on-quarter to 2.91%. Credit impaired loans decreased 5% to EUR 33,395 million, driven by favourable exchange rate movements and positive trends across all global businesses. Gross credit risk with customers (total risk) decreased 2%, reaching EUR 1,148 billion, due lower volumes in Retail UK and DCB US.
Year-on-year, the NPL ratio improved 11 bps, backed by lower credit impaired loan volumes, mainly in Retail and CIB, which more than offset a decrease in total risk due to the impact of securitizations.
•Net loan-loss provisions totalled EUR 6,178 million in H1 2025, growing 6% year-on-year in constant euros, mainly due to the increase in Payments (especially in Brazil) and the Corporate Centre, reflecting our strategy to accelerate NPL ratio reductions, improving the Group's credit quality.
Quarter-on-quarter, provisions decreased 1% in constant euros, supported by a good performance in Consumer, mainly in Brazil, DCB Europe and DCB US.

Key risk metrics
	Net loan-loss provisions [3]				Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q2'25	H1'25	Chg (%) / Q2'24	Chg (%) / Q1'25	Jun-25	Chg (bps) / Jun-24	Chg (bps) / Mar-25	Jun-25	Chg (bps) / Jun-24	Chg (bps) / Mar-25	Jun-25	Chg (pp) / Jun-24	Chg (pp) / Mar-25
Retail	1,399	2,830	(0.1)	0.9	0.89	(13)	(2)	3.06	(8)	(6)	59.8	(1.7)	0.8
Consumer	956	2,075	(2.6)	(10.4)	2.09	(8)	(5)	4.97	16	(12)	76.4	0.6	1.4
CIB	72	85	(5.2)	468.4	0.09	(6)	1	0.71	(32)	(3)	45.1	9.1	5.8
Wealth	13	21	23.3	74.1	0.20	13	0	0.96	(12)	(1)	70.3	11.2	3.9
Payments	479	970	29.0	0.9	7.54	51	2	5.11	(5)	(77)	131.2	(13.1)	5.2
TOTAL GROUP	3,017	6,178	6.1	(1.0)	1.14	(7)	0	2.91	(11)	(9)	67.2	0.7	1.5
1.Group LCR. See the 'Structural and liquidity risk' section of this chapter. Provisional data.
2.Changes in constant euros, unless otherwise indicated.
3.EUR million and % change in constant euros.
4.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
For more detailed information, please see the 'Alternative performance measures' section.

January - June 2025	21

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Risk management
•Cost of risk stood at 1.14%, improving compared to June 2024 and in line with March 2025.
•The NPL coverage ratio increased quarter-on-quarter reaching 67%, with loan-loss allowances of EUR 22,441 million. The coverage ratio remained at comfortable levels considering that 68% of the Group’s portfolio is backed by quality collateral.
Regarding the IFRS 9 stages, the distribution of the portfolio was stable in the quarter in percentage terms, although in absolute terms, stage 3 balances declined in line with the active risk management carried out in Retail Spain, which is improving credit quality.

NPL coverage ratio by stage
EUR billion
	Exposure[1]			NPL coverage[2]
	Jun-25	Mar-25	Jun-24	Jun-25	Mar-25	Jun-24
Stage 1	989	1,012	1,008	0.3%	0.4%	0.4%
Stage 2	85	87	94	5.7%	5.6%	5.6%
Stage 3	33	35	35	42.7%	41.3%	41.2%
1. Exposure subject to impairment. Additionally, in June 2025 there were EUR 41 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 34 billion in March 2025 and EUR 26 billion in June 2024).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.
2. Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q2'25	QoQ	YoY
Balance at beginning of period	34,992	(0.8)	(1.8)
Net additions	2,973	(4.7)	(9.8)
Increase in scope of consolidation	—	—	(100.0)
Exchange rate differences and other	(1,014)	967.4	66.0
Write-offs	(3,556)	7.9	9.6
Balance at period-end	33,395	(4.6)	(4.8)

Loan-loss allowances	22,441	(2.3)	(3.8)
For impaired assets	14,258	(1.3)	(1.4)
For other assets	8,183	(4.1)	(7.7)
Our Retail, Consumer, CIB and Payments businesses account for around 97% of the Group's total credit portfolio. Our Wealth business focuses mainly on asset management, investment funds and insurance and has little credit risk exposure. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view:

Retail & Commercial Banking	Credit risk exposure
55% of total Group
Retail's portfolio mainly comprises high quality mortgage loans, where 90% of loans have an LTV lower than 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio fell 6 bps in the quarter to 3.06%, driven by lower credit impaired loans, mainly in Europe, with a notable improvement in Spain, supported by write-offs and portfolio sales within the NPL reduction plan. Total risk decreased 2%, mainly due to a decline in the UK.
The cost of risk improved 13 bps compared to June 2024 to 0.89%, mainly supported by lower provisions in European portfolios, particularly: i) in Spain, due to a good performance in mortgages, favoured by lower interest rates, reduced inflationary pressures and a robust labour market and, ii) in Poland, as our CHF mortgage portfolio required lower provisions than in the same period last year. In Mexico, both the mortgage and corporate loan portfolios performed positively year-on-year, due to model updates and single names last year. Compared to the previous quarter, cost of risk improved 2 bps due to lower provisions mainly in Poland and Spain.
The NPL coverage ratio increased slightly in the quarter, reaching 60%. Given the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral, we consider that coverage is at appropriate levels for the risk of the portfolio.

Digital Consumer Bank	Credit risk exposure
18% of total Group
The Consumer portfolio mainly comprises auto loans and leasing business, which together account for more than 80% of the portfolio.
The NPL ratio stood at 4.97%, improving 12 bps in the quarter, driven by a decrease in credit impaired loans, mainly supported by portfolio sales in the US and, to a lesser extent, by Brazil. Total risk decreased 2%, with a decline in the US, partially offset by growth in DCB Europe, Argentina and Mexico.
The cost of risk improved 8 bps compared to June 2024, standing at 2.09%, on the back of a good performance in terms of provisions in DCB US and, to a lesser extent, Brazil. Compared to the previous quarter, cost of risk improved 5 bps, supported by lower LLPs, driven by model updates in Brazil and portfolio sales.
The NPL coverage ratio improved 1 pp quarter-on-quarter, reaching 76%, a level we are comfortable with considering more than 80% of the portfolio is auto loans.

Corporate & Investment Banking	Credit risk exposure
21% of total Group
CIB's business consists of wholesale customers, around 85% of whom have a rating above investment grade. It is a business with a strong advisory component and high value-added solutions and is less intensive in terms of balance sheet activity.
The NPL ratio fell 3 bps in the quarter to 0.71%, with a decrease in credit impaired loans, supported by positive trends in Spain and Poland, which more than offset an increase in Brazil (impacted by a single name). Total risk posted a 2% decline quarter-on-quarter, mainly driven by the US and Brazil.
The cost of risk improved 6 bps compared to June 2024, to 0.09%, backed by almost inexistent provisions in Q4 2024 and Q1 2025. Cost of risk was relatively stable quarter-on-quarter (+1 bp).
The NPL coverage ratio improved 6 pp quarter-on-quarter to 45%.

22	January - June 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
Risk management

Payments	Credit risk exposure
2% of total Group
The Payments portfolio encompasses both the exposure associated with payments and transfer processing activities (PagoNxt) as well as the Cards businesses, which are characterized by rapid turnover and returns in line with their level of risk.
The NPL ratio stood at 5.11%, 77 bps below March 2025, driven by a decline in credit impaired loans, especially in Brazil, due to write-offs. Total risk decreased slightly in the quarter, mainly due to Brazil, Chile and, to a lesser extent, Mexico.
The cost of risk rose 51 bps year-on-year, to 7.54%, due to higher provisions (mainly concentrated in Cards). The increase was primarily due to the macroeconomic environment and the impact from changes in provision models in Brazil and Mexico. In the quarter, CoR registered a 2 bp increase.
The NPL coverage ratio rose 5 pp in the quarter to 131%.
Market risk
Markets were mainly influenced by the potential negative impacts on global economic growth from trade policies in the US and geopolitical tensions, including the war in Ukraine, the conflict in Israel and the recent heightened tensions with Iran.
Trading activity in CIB is focused on meeting the needs of our clients. Its risk is measured in terms of daily VaR at 99% and originates from possible movements in interest rates.
In Q2 2025, the average VaR was EUR 18 million, decreasing compared to Q1 2025 and remaining moderately stable during the quarter, in a slightly less volatile environment due to the expectations of trade negotiations that could reduce the potential impact of tariffs on international trade.
By market risk factor, VaR continued to be primarily driven by interest rate risk. The VaR figures remain low compared to the size of the balance sheet and the Group's activity.

Trading portfolios[1]. VaR by region
EUR million
	2025		2024
Q2	Average	Last	Average

Total	18.2	15.6	16.4
Europe	15.7	12.5	12.2
North America	5.8	4.4	7,7
South America	8.5	7.8	7,9
1. Activity in Santander Corporate & Investment Banking markets.

Trading portfolios[1]. VaR by market factor
EUR million
Q2 2025	Min.	Avg.	Max.	Last
VaR total	15.0	18.2	29.2	15.6
Diversification effect	(12.7)	(27.3)	(36.1)	(21.1)
Interest rate VaR	14.7	18.1	23.0	15.8
Equity VaR	3.3	7.6	10.8	3.3
FX VaR	4.7	8.9	14.3	7.5
Credit spreads VaR	4.8	8.1	10.2	8.4
Commodities VaR	0.2	2.8	7.0	1.7
1.Activity in Santander Corporate & Investment Banking markets.
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

January - June 2025	23

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Risk management
Structural and liquidity risk
Structural exchange rate risk
Grupo Santander's structural exchange rate risk mainly arises from foreign currency transactions related to permanent financial investments, their results and associated hedges.
During Q2 2025, the Group's main currencies depreciated against the euro. The US dollar depreciated 8%, given the potential negative impact of tariff policies on its economy.
Our dynamic management of this risk aims to limit the impact on the CET1 capital ratio from exchange rate movements. In the quarter, the coverage of the different currencies impacting this ratio remained close to 100%.
Regarding financial results, the exchange rate hedging strategy is tactical and dynamic, depending on our expectations of the evolution of the different currencies in the various countries where the Group operates.
Structural interest rate risk
Interest rate risk management aims to mitigate potential negative impacts on Santander, both in terms of net interest income and economic value of its equity, due to adverse fluctuations in interest rate curves in the various currencies in which the Group operates.
The Group measures interest rate risk through statistical models based on structural risk mitigation strategies using interest rate instruments, such as fixed-income bond portfolios and derivative instruments, to keep the risk profile within the risk appetite.
In Q2 2025, market interest rates continued to reflect volatility, driven by the expectations of potential progress in negotiations over the new tariff policies in the US and by the divergence in monetary policy adjustments among major central banks (with the US holding its policy rate, while Europe and some Latin American countries implemented cuts).
Despite this volatile environment, our structural debt portfolios continued to perform positively, and structural interest rate risk remained at comfortable levels during the period.
At an aggregate level, Santander maintains positive net interest income sensitivity to interest rate hikes and negative sensitivity in the same scenario for the economic value of its equity.

Liquidity risk
Liquidity risk is the risk of not having the necessary liquid financial resources available to meet our obligations as they come due. Losses can be caused by forced asset sales or margin impacts due to the mismatch between expected cash inflows and outflows.
Our strong liquidity position is based on a decentralized model, where each subsidiary is managed autonomously.
In Q2 2025, the Group maintained a comfortable position, with ratios well above regulatory limits, supported by a robust and diversified liquidity buffer.
The Group liquidity coverage ratio (LCR1) ended the quarter at 159%, 3 pp higher than the previous quarter.
Operational risk
Our operational risk profile was stable in Q2 2025 compared to the previous quarter, with a focus on risks associated with suppliers, technology and cyber risk, especially considering the potential impact of geopolitical risks on these areas. There was an increase in operational risk losses quarter-on-quarter. Legal processes continue to be the main cause of these losses, which are concentrated in the Group's Retail business.
The Group constantly monitors the evolution of operational risks in general and, particularly, those arising from transformation plans (including the use of new technologies), external fraud and the most significant legal processes.

1. The Consolidated LCR ratio as at end June 2025 was 147%, comfortably exceeding internal and regulatory requirements. For more information on the calculation of both the Group LCR and the Consolidated LCR, see the “Liquidity and funding management” section of the “Economic and financial review” chapter in the Annual report 2024 published on 28 February 2025.

24	January - June 2025

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Santander share
The Santander share
Dividends and shareholder remuneration
In accordance with the 2024 shareholder remuneration policy, the bank paid a final cash dividend in May charged against 2024 results, amounting to EUR 11.00 cents per share.
Additionally, in application of the shareholder remuneration charged against 2024 results, the second share buyback programme was executed between February and June, for a total amount of EUR 1,587 million. A total of 267,166,950 shares were acquired, representing 1.76% of the share capital. In execution of the resolution adopted at the general shareholders’ meeting held on 4 April 2025, the executive committee carried out the amortization of the repurchased shares and the corresponding share capital reduction on 2 June 2025, as described in the 'Corporate governance' section.
As a result, the total shareholder remuneration charged against 2024 results, including the interim cash dividend of EUR 10.00 cents per share (paid in November 2024) and the first share buyback programme (amounting to EUR 1,525 million, completed in December 2024), amounted to EUR 6,287 million. This is approximately equivalent to 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items) in 2024, distributed approximately 50% in cash dividends and 50% in share buybacks.
As announced on 5 February 2025, the shareholder remuneration policy that the board intends to apply for the 2025 results consists of a total shareholder remuneration of approximately 50% of the Group reported profit (excluding non-cash, non-capital ratios impact items), to be distributed in approximately equal parts between cash dividends and share buybacks.
Additionally, on the same date, the board announced its objective to allocate EUR 10 billion to shareholder remuneration in the form of share buybacks charged against 2025 and 2026 results, as well as anticipated capital excess. This target includes i) the buybacks that form part of the aforementioned shareholder remuneration policy, and ii) additional buybacks following the publication of the full year results, to distribute end-of-year CET1 excess capital.
On 5 May 2025, Santander announced its intention to distribute 50% of the capital released from the disposal of its 49% stake in Santander Bank Polska S.A., through a share buyback of approximately EUR 3.2 billion in early 2026, as part of additional buybacks to distribute excess capital and, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreement to acquire TSB Banking Group plc on 1 July 2025, the bank confirmed its goal to distribute at least EUR 10 billion in share buybacks charged against 2025 and 2026 results and excess capital.
The implementation of the shareholder remuneration policy and the aforementioned share buybacks are subject to future corporate and regulatory decisions and approvals.
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as an ADR), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
Q2 2025 was marked by increased risk appetite and a recovery in the stock market. This rebound was supported by temporary pauses in tariffs with the UK and China, ongoing negotiations with the EU, and a recent US court ruling against certain tariffs. In commodities, gold continued its upward trajectory and reached all-time highs, consolidating its position as one of the strongest safe-haven assets.
In this context, in global financial markets, equity markets performed well with widespread gains. As of 30 June 2025, Santander’s share price had increased by 57.4%, significantly outperforming the performance of both the sector and the broader European market.
In the banking sector, the Eurostoxx Banks, the eurozone's main index, increased 37.6% year to date, while the DJ Stoxx Banks rose 29.1% and the MSCI World Banks increased 21.9%. The other main indices also closed up in the quarter, but rose less (Ibex 35 +20.7% and DJ Stoxx 50 +3.4%).

Share price

START 31/12/2024	END 30/06/2025
€4.465	€7.027

Maximum 23/05/2025	Minimum 02/01/2025
€7.195	€4.255

Comparative share performance

January - June 2025	25

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Santander share
Market capitalization and trading
As at 30 June 2025, Santander’s market capitalization of EUR 104,599 million was the largest in the eurozone and the 21st largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 7.7% and 12.5% in the Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 14.7% as at 30 June 2025.
A total of 4,468 million shares were traded in the quarter for an effective value of EUR 26,910 million and an annualized liquidity ratio of 59%.
The average daily trading volume was 35.8 million shares with an effective value of EUR 215 million.
Shareholder base
The total number of Santander shareholders as at 30 June 2025 was 3,508,261, of which 3,004,525 were European (70.77% of the capital stock) and 491,384 from the Americas (27.48% of the capital stock).
Excluding the board, which holds 1.32% of the bank’s capital stock, retail shareholders accounted for 36.06% and institutional shareholders accounted for 62.62%.

Share capital distribution by geographic area
30 June 2025
The Americas	Europe	Other
27.48%	70.77%	1.75%

Source: data obtained from the aggregation of Banco Santander, S.A. Shareholder Register.

1st	Bank in the eurozone by market capitalization
EUR	104,599	million

The Santander share
30 June 2025

Shares and trading data
Shares (number)	14,885,325,372
Average daily turnover (number of shares)	35,750,808
Share liquidity (%)	59
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value (X)	1.28
Free float (%)	99.99
.

Share capital distribution by type of shareholder
30 June 2025

Institutions
62.62%

Board *
1.32%

Retail
36.06%

* Shares owned or represented by directors.

26	January - June 2025

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FINANCIAL INFORMATION BY SEGMENT
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2025
The main changes, which we announced in the Q1 2025 results publications and that we are applying to the management information for all periods included in these consolidated financial statements, are as follows:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail & Commercial Banking or Corporate & Investment Banking have been incorporated into Wealth Management & Insurance. We have therefore incorporated a new vertical, Portfolio Investments, focusing on the management of said investment platforms and stakes that complement Wealth's traditional business, enhancing the product and service offering for our clients.
•Some profit sharing criteria between Retail & Commercial Banking and Cards have been improved, aligning criteria across the Group.
•Additionally, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
•In secondary segments, as part of our transformation strategy and after a year with our five global businesses in full operation, the board of directors approved the dissolution of the regional structures, having fulfilled their mission to support the transition to the global operating model. As a result, we no longer report regional information and the secondary segments are structured into the ten main units (nine countries and DCB Europe), the Corporate Centre and ‘Rest of the Group’, which includes everything that is not already included in the mentioned units.
None of the changes described above impact the Group's reported global figures in the consolidated financial statements.
Composition of Santander's segments
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and the US (DCB US).
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
Payments: comprises the Group's digital payments solutions, providing global technological solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).

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Secondary segments
Following the dissolution of the regional management structures at the beginning of 2025, this secondary level includes our main geographical units. Detailed financial information is provided on Spain, the UK, Portugal, Poland, DCB Europe, which includes Santander Consumer Finance (the entire consumer finance business in Europe), Openbank in Europe and ODS, the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), Mexico, Brazil, Chile and Argentina. Information is also provided on the Corporate Centre and ‘Rest of the Group’, which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The Corporate Centre includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s assets and liabilities committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairment but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our segments included in this section are presented only on an underlying basis in accordance with IFRS 8. Therefore, the following information, at both the Group and the primary and secondary segment levels (which are only presented on an underlying basis), includes Poland's results reported line by line as they were in previous quarterly disclosures, given that the management of Santander Polska remains unchanged until the Poland disposal is completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Alternative performance measures' section in the appendix to this report.
The results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

28	January - June 2025

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January-June 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Retail & Commercial Banking	13,339	2,397	15,710	9,522	5,468	3,687
Digital Consumer Bank	5,504	681	6,425	3,761	1,456	1,042
Corporate & Investment Banking	1,966	1,353	4,354	2,452	2,318	1,534
Wealth Management & Insurance	729	842	2,032	1,306	1,274	948
Payments	1,411	1,428	2,840	1,641	594	335
PagoNxt	80	510	641	65	22	16
Cards	1,330	918	2,199	1,575	572	319
Corporate Centre	(232)	(16)	(351)	(535)	(807)	(713)
TOTAL GROUP	22,716	6,684	31,010	18,145	10,303	6,833

Secondary segments
Spain	3,585	1,503	6,167	4,067	3,232	2,258
United Kingdom	2,543	166	2,642	1,215	762	560
Portugal	684	255	992	723	730	525
Poland	1,480	373	1,842	1,330	965	457
DCB Europe	2,266	372	2,827	1,500	727	396
US	2,949	678	3,927	1,983	904	839
Mexico	2,238	689	3,010	1,765	1,093	794
Brazil	4,740	1,549	6,309	4,248	1,551	996
Chile	1,002	297	1,410	926	623	369
Argentina	939	390	1,145	647	393	262
Corporate Centre	(232)	(16)	(351)	(535)	(807)	(713)
Rest of the Group	522	428	1,091	277	129	91
TOTAL GROUP	22,716	6,684	31,010	18,145	10,303	6,833

Underlying attributable profit to the parent distribution[1]
H1 2025

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying attributable profit to the parent. H1 2025
EUR million. % change YoY

Var	Var[2]
+9%	+14%
-3%	-1%
+9%	+15%
+19%	+24%
—	—

2. Changes in constant euros.

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January-June 2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying attributable profit to the parent
Retail & Commercial Banking	13,996	2,390	16,277	9,894	5,243	3,374
Digital Consumer Bank	5,366	742	6,449	3,832	1,341	1,069
Corporate & Investment Banking	2,015	1,280	4,178	2,367	2,151	1,405
Wealth Management & Insurance	879	721	1,837	1,153	1,106	794
Payments	1,302	1,344	2,659	1,414	274	25
PagoNxt	62	456	583	(18)	(286)	(304)
Cards	1,239	888	2,075	1,432	560	330
Corporate Centre	(100)	1	(350)	(524)	(606)	(609)
TOTAL GROUP	23,457	6,477	31,050	18,137	9,508	6,059

Secondary segments
Spain	3,656	1,484	6,065	3,999	2,681	1,756
United Kingdom	2,381	142	2,516	1,065	849	630
Portugal	844	242	1,142	874	834	563
Poland	1,384	339	1,711	1,245	779	386
DCB Europe	2,187	451	2,854	1,534	757	453
US	2,824	539	3,769	1,866	612	664
Mexico	2,421	733	3,244	1,901	1,149	840
Brazil	5,235	1,734	6,984	4,719	1,935	1,141
Chile	824	265	1,187	721	450	253
Argentina	1,423	204	1,020	606	332	266
Corporate Centre	(100)	1	(350)	(524)	(606)	(609)
Rest of the Group	379	342	909	129	(264)	(283)
TOTAL GROUP	23,457	6,477	31,050	18,137	9,508	6,059

30	January - June 2025

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RETAIL	Underlying attributable profit	EUR 3,687 mn

→ We continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technological platform.
→ Loans decreased 1% year-on-year due to declines in SMEs and corporates. Deposits rose 3% in constant euros, with positive dynamics in most countries.
→ Attributable profit reached EUR 3,687 million, increasing 9% year-on-year and +14% in constant euros, driven by the good revenue performance while also favoured by the impact of recording the temporary levy on revenue earned in Spain in full in Q1 2024 (accrued quarterly in 2025).

Strategy
In Q2 2025, we continued to make progress in the execution of our strategic priorities, consolidating our vision of being a digital bank with branches, leveraging a common operating model and a global technology platform.
We are successfully executing our strategic business priorities:
•Transformation of our operating model, which leverages our unique combination of the Group's global scale and local presence, based on three pillars:
•Customer experience. We continued to drive product digitalization and optimize customer journeys, resulting in double-digit year-on-year growth in digital sales. In Brazil, for example, our new digital capabilities enable us to offer hyper-personalized solutions, improving sales conversion. In addition, we continued to implement the new branch and WorkCafé model.
•Operational leverage. We continued to simplify and digitalize processes while promoting leaner and more agile structures. This enabled us to reduce non-commercial FTEs per million customers by 14% year-on-year. Artificial intelligence (AI) is gaining prominence in automation, enabling more efficient processes and lower operational burden, supported by solutions such as Zenith, our proprietary AI-based tool.
•Global Technology Platform. All of our units continue to accelerate their convergence towards a common platform. The volume of transactions processed through Gravity, our back-end technology, continued to increase, while we enhanced digital experience through ODS, our cloud-based front-end solution, activated global products and significantly reduced time-to-market. In Spain, we completed the integration of Gravity bringing as closer to becoming the first major Western bank operating 100% in the cloud, improving digital channel response times and reducing costs. With this milestone, together with the deployment of Gravity in Chile at the beginning of the year, 14% of our active customers already benefit from back-end technology. In addition, in Spain we finished the deployment of our global commercial tool in the branch network, improving agent productivity and product sales, which is already reflected in improved customer experience.
•Transformation of the business model. We are deepening value creation and positioning the customer at the centre of our management:
•We provide a better customer experience through a simpler and tailored offering and with hyper-personalization capabilities for our key segments, as well as a greater commercial focus. This enables us to build stronger relationships with our customers. In Spain, for example, we launched a new value proposition for Select customers, with exclusive advantages to improve their experience, which is also available for other customer segments through subscription.
•We differentiate ourselves by promoting the network effect to better serve our customers. By taking advantage of Group capabilities, we offer a complete value propositions to our Retail customers. A good example was the incorporation of Ebury and Tresmares products and services. Moreover, total income continued to increase in our business with multinationals and is another example of how our scale enables us to offer integrated and differentiated solutions.
•Structural efficiency improvement. The transformation of our operating and business model continued to drive structural efficiency improvements through greater commercial power, focusing on expanding value-added services, together with operational leverage and common technology.

Retail. Customers. June 2025
Thousands and year-on-year change

	Total Retail
Total customers	150,197	15,202	22,526	21,534	71,105
	+5%	+2%	0%	+3%	+8%

Active customers	80,006	8,877	13,514	11,056	32,976
	+4%	+5%	-1%	+5%	+5%

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Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, decreased 1% year-on-year, affected by declines in SMEs and corporates.
In individuals, there were reductions in mortgage portfolios in the UK, in line with our focus on profitability and capital optimization, in Spain, still impacted by prepayments, and in Chile due to lower demand. These declines were offset by good performances in mortgages in the other countries and personal loans especially in Spain, Argentina and Poland.
SME loans were affected by lower volumes in Spain and the UK, with positive dynamics across the rest of our footprint. Corporate loans declined in Spain, in line with our focus on profitability, in the US, due to the run-off of non-core portfolios, and in Brazil, affected by the macro environment.
Customer deposits, excluding repos and in constant euros, grew 3% year-on-year, driven by good performances in most countries. By product, there was a 14% increase in time deposits with good performances in most countries in Europe and South America. Demand deposits were stable, increasing across the board except in the UK and Brazil. Mutual funds rose 18% year-on-year in constant euros, with positive performances in most countries. Overall, customer funds increased 5% year-on-year in constant euros.

Retail. Business performance. June 2025
EUR billion and YoY % change in constant euros

599	-1%	748	+5%

Others

Others

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Attributable profit in H1 2025 was EUR 3,687 million, 9% higher year-on-year, in part favoured by the temporary levy on revenue earned in Spain recorded in full in Q1 2024 (accrued quarterly in 2025). In constant euros profit rose 14% year-on-year, by line:
•Total income increased 2%, mainly driven by positive performances in net fee income and a lower hyperinflation adjustment in Argentina.
Net interest income also performed well, improving in a complex environment across most countries. However, it was flat year-on-year due to Argentina, which was heavily impacted by the decline in interest rates in the last twelve months. If we exclude Argentina, net interest income increased 3%, driven by a lower cost of deposits in Chile, higher mortgage profitability and a lower cost of deposits in the UK, volumes and lower cost of deposits in Mexico and higher activity in Poland.
Our more targeted products and services offering contributed to 8% net fee income growth, mainly driven by insurance, mutual funds and FX. By country, net fee income increased particularly in Argentina, Mexico and the UK.

Retail. Total income. H1 2025
EUR million and YoY % change in constant euros

Others

Var
-1%
+4%
+7%
-3%
+5%

Retail	EUR 15,710 mn	+2%
•Costs increased 2% year-on-year. In real terms, they decreased 1%, reflecting our transformation efforts through organizational simplification, process automation and the roll out of our global platform.
•Net loan-loss provisions continued to perform well, in line with last year as improvements, mainly in Poland and Mexico, offset the rises in Brazil, impacted by the macro environment, Argentina, due to higher volumes, and normalization in the UK.
Cost of risk was 0.89% (13 bps lower year-on-year) and the NPL ratio improved to 3.06% (3.14% in June 2024).
RoTE (post-AT1) in H1 2025 was 17.2%, a 0.2 pp improvement year-on-year.
Compared to Q1 2025, the good net operating income performance (+1% in constant euros, from already high levels in Q1 2025), driven by higher NII, was not reflected in profit, due to higher provisions related to the CHF mortgage portfolio in Poland.

Retail. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	7,816	-1	+1	15,710	-3	+2
Expenses	-3,075	-1	+1	-6,188	-3	+2
Net operating income	4,740	-1	+1	9,522	-4	+1
LLPs	-1,399	-2	+1	-2,830	-8	0
PBT	2,645	-6	-5	5,468	+4	+8
Underlying attrib. profit	1,785	-6	-5	3,687	+9	+14
Detailed financial information in appendix.

32	January - June 2025

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RETAIL SPAIN	Profit before tax
EUR 1,647 mn
Commercial activity and business performance
In H1 2025, market share growth in payrolls and pension funds, together with the increase in customers using Bizum, supported the above-market increase in transactionality and reflects our progress in our business transformation.
Gross loans and advances to customers, excluding reverse repos, decreased 2% year-on-year affected by the decrease in SMEs and corporates, in line with our focus on active risk management and balance sheet optimization, partially offset by an improvement in personal loans.
Customer deposits, excluding repos, increased 4% year-on-year mainly due to demand deposits driven by our new value proposition for Select customers. Mutual funds increased 14%. As a result, customer funds rose 6%.
Results
Profit before tax in H1 2025 reached EUR 1,647 million, 25% higher than in H1 2024, partially driven by impact of the temporary levy on revenue earned in Spain, which was recorded in full in Q1 2024 (accrued quarterly in 2025). By line:
•Total income decreased 1%, mainly due to the decline in net interest income in a lower interest rate environment. Net fee income was flat, as the increase in fees from commercial activity, mainly mutual funds, offset a regulatory change affecting instant transfers.
•Costs increased slightly (+1%). In real terms, costs declined, benefitting from process automation and greater digital adoption. The efficiency ratio was 32.0%.
•Net loan-loss provisions decreased 6%, mainly due to the good portfolio performance and active risk management, which improved credit quality.
In the quarter, profit before tax increased 3%, as the good performance in net loan-loss provisions, driven by better credit quality and lower costs, more than offset net interest income pressure in a lower interest rate environment.

Retail Spain. Underlying income statement
EUR million and % change

	Q2'25	/ Q1'25	H1'25	/ H1'24

Total income	1,766	-2	3,560	-1
Expenses	-567	-1	-1,138	+1
Net operating income	1,200	-2	2,423	-2
LLPs	-244	-16	-535	-6
PBT	837	+3	1,647	+25
Detailed financial information in appendix.

RETAIL UK	Profit before tax
EUR 678 mn
Commercial activity and business performance
In H1 2025, we made progress in our transformation programme through digitalization and automation, which helped simplify the business and improve efficiency.
Gross loans and advances to customers, excluding reverse repos and in constant euros, decreased 2% year-on-year due to mortgages, in line with balance sheet optimization strategy. However, the trend has been positive since the beginning of the year, with a progressive recovery driven by new business volumes.
Customer deposits, excluding repos and in constant euros, fell 1%, mainly due to a drop in demand deposits, with a change of mix towards time deposits. Mutual funds decreased 2% year-on-year in constant euros. As a result, customer funds declined 1% in constant euros.
Results
Profit before tax in H1 2025 reached EUR 678 million, 12% lower than in H1 2024. In constant euros, profit before tax decreased 13%, by line:
•Total income increased 4%, mainly due to a good net interest income performance, driven by higher mortgage yields and a lower cost of deposits.
•Costs fell 4%, boosted by process automation and our efforts to simplify the operating model. Overall, net operating income grew 14% and the efficiency ratio improved 4.0 pp to 54.1%.
•Net loan-loss provisions increased but remained at low levels, due to LLP normalization.
•Other gains (losses) and provisions recorded more negative results, due to impacts related to transformation charges.
In the quarter, profit before tax decreased 4% in constant euros, due to the mentioned cost of risk normalization and the impact of lower interest rates on net interest income, with stable costs.

Retail United Kingdom. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,149	-3	-2	2,339	+5	+4
Expenses	-628	-2	0	-1,266	-2	-4
Net operating income	521	-6	-4	1,072	+15	+14
LLPs	-44	+23	+24	-80	+304	+299
PBT	330	-5	-4	678	-12	-13
Detailed financial information in appendix.

January - June 2025	33

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RETAIL MEXICO	Profit before tax
EUR 677 mn
Commercial activity and business performance
In H1 2025, we made great strides in the transformation of our operating model. 74% of our active customers use digital channels and, at the same time, the number of digital customers increased 9% year-on-year.
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 5% year-on-year, driven by generalized increases in most products, especially in the mortgage portfolio (+7%), where we have a market share of 17%, well above our total loan market share (12%).
Customer deposits, excluding repos and in constant euros, rose 2% year-on-year, in a lower interest rate environment. We are targeting mutual fund growth, resulting in a 25% increase in constant euros. As a result, customer funds rose 8% in constant euros.
Results
Profit before tax in H1 2025 reached EUR 677 million, 1% higher than in H1 2024. In constant euros, it increased 19%, as follows:
•Total income increased 7%, mainly driven by good performances in net interest income, supported by higher activity and a lower cost of deposits, and net fee income, particularly from mutual funds.
•Costs increased 6%, impacted by inflation and higher labour costs. Net operating income grew 7% and the efficiency ratio improved 9 bps to 44.0%.
•Net loan-loss provisions decreased 19% reflecting better credit quality, due to a more positive macro outlook.
In the quarter, profit before tax increased 1% in constant euros, driven by the good net fee income performance, mainly due to insurance, and cost discipline. This positive performance more than offset higher net loan-loss provisions, due to some single names in the corporate segment.

Retail Mexico. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	891	-1	+2	1,787	-10	+7
Expenses	-390	-2	+1	-787	-10	+6
Net operating income	501	0	+3	1,000	-10	+7
LLPs	-150	+12	+15	-285	-31	-19
PBT	335	-2	+1	677	+1	+19
Detailed financial information in appendix.

RETAIL BRAZIL	Profit before tax
EUR 389 mn
Commercial activity and business performance
Our business strategy remains focused on: i) expanding the high-net worth and corporate segments by offering a personalized and global experience, and ii) providing a more integrated multi-channel experience and a more simplified product offering to the mass segment. Additionally, we are working to build a closer relationship with our corporate customers, with tailored offerings and enhanced the multi-channel approach.
Gross loans and advances to customers, excluding reverse repos and in constant euros, fell 6% year-on-year as increases in mortgages and SMEs did not offset declines in personal loans, in line with our strategy to focus on profitable growth and capital optimization, and in corporates due to the macro environment.
Customer deposits, excluding repos and in constant euros, increased 7% year-on-year, mainly due to time deposits, with double-digit growth, in line with the market, and especially in individuals. Mutual funds grew 10% year-on-year in constant euros. As a result, customer funds rose 8% in constant euros.
Results
Profit before tax in H1 2025 reached EUR 389 million, 48% less than in H1 2024. In constant euros, it fell 40%, by line:
•Total income decreased 3%, impacted by negative sensitivity of the balance sheet to higher interest rates, lower net fee income and gains on financial transactions, in a macroeconomic environment with lower demand.
•Costs increased 3%, rising below inflation, reflecting our transformation efforts in simplification, automation and digitalization.
•Net loan-loss provisions rose 9% (though remaining at controlled levels) mainly in corporates, impacted by the macro deterioration.
In the quarter, profit before tax fell 30% in constant euros, despite a resilient net interest income and strict cost control, due to lower gains on financial transactions and higher provisions, impacted by the macro deterioration.

Retail Brazil. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,779	-5	-1	3,657	-15	-3
Expenses	-724	-5	-1	-1,485	-10	+3
Net operating income	1,055	-6	-1	2,172	-18	-6
LLPs	-713	-1	+4	-1,431	-5	+9
PBT	156	-33	-30	389	-48	-40
Detailed financial information in appendix.

34	January - June 2025

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CONSUMER	Underlying attributable profit	EUR 1,042 mn

→ We continue to advance in our priority to become the preferred choice of our partners and end customers, and maximize profitability, while being the most cost competitive player in the industry.
→ Loans rose 2% year-on-year in constant euros, +4% in auto, especially in Europe and Latin America. Deposits grew 10% in constant euros, with strong growth in both DCB Europe and the Americas, supported by Openbank, in line with our strategy to lower funding costs and reduce net interest income volatility across the cycle.
→ Attributable profit of EUR 1,042 million in H1 2025, down 3% year-on-year and -1% in constant euros, as an 11% increase in profit before tax, driven by higher net interest income, lower net loan-loss provisions and lower other results and provisions (temporary levy on revenue earned in Spain in 2024) was not fully reflected in profit, due to the impact of lower fiscal benefits following reduced electric vehicle demand.

Strategy
Digital Consumer Bank (Consumer) is a leading consumer finance company globally, with operations spanning auto financing, consumer lending and digital banking services (Openbank). It operates in 26 countries in Europe and the Americas and serves the financing needs at the point of sale (both physical and digital) of 26 million customers.
Our vision is to become the preferred choice of our partners and end customers and offer greater profitability and value creation to our shareholders, while being the most cost competitive player in the industry.
To respond to changing customer needs and the constantly evolving mobility and consumer finance ecosystem while delivering on our vision, we are transforming our operating model from a primarily monoline lending-based model to a full service digital consumer banking model by focusing on our strategic priorities:
•Converge towards global platforms. We continue to expand the functionalities of our auto leasing platform and foster growth in Zinia, our check-out lending technology, by pursuing new agreements and extending existing ones across regions. Additionally, in Europe, we have moved from one platform per country to three in total, progressing in our final goal of having one common platform and delivering consistent experiences across markets.
•Grow and consolidate partnerships and acquisitions. To retain and consolidate our leadership in mobility financing, we offer global and best-in-class solutions, integrated into our partners' (OEMs, importers and retailers) processes. We continue to work on improving cross-regional partnerships and consolidating new ones, by leveraging existing agreements across our consumer finance and auto businesses and in Openbank.
•Promote the network effect. We are aligning the business with the Group’s operating model and becoming more agile through the simplification and automation of processes to improve customer experience and increase scalability.
In Q2 2025, we made great progress in our strategic priorities, as we advanced in the following initiatives:
•In mobility finance, we continued to enhance our sales and post-sales digital capabilities, further developed our leasing platform, pursued commercial opportunities and continued to manage agreements globally, having recently signed partnerships with new entrants in Europe.

In the US, we remained focused on: i) our pricing discipline and capital stewardship to drive profitable growth across the full credit spectrum while balancing credit risk and, ii) diversifying origination channels.
In Latin America, we remained #1 in new vehicle financing across our footprint as we continued to focus on developing strategic alliances and new products to further consolidate our franchise.
•In consumer lending, Zinia continued to leverage strong partnerships. In Q2 2025, we delivered solid results supported by Amazon's spring promotions and the full launch of the co-branded card in Austria. We remained focused on the integration of CrediScotia in Peru (acquisition finalized in Q1 2025).
•As part of our profitable growth strategy we continued to: i) boost customer deposits, with more than EUR 7 billion captured year-to-date, on the back of targeted campaigns and the recent successful Openbank launches in the US, Mexico and Germany and, ii) actively manage our balance sheet to optimize capital.
In Openbank, we continued to upgrade our customer proposition, fund asset growth and capture synergies. As a result: i) in the US, we posted a solid performance both in terms of new customers and deposits captured, with our partnership with Verizon gaining traction, ii) in Mexico, we exceeded expectations, having acquired more than 130,000 new customers since its launch in Q1 2025, reflecting our focus on digital acquisition and attractive yield products and, iii) in Germany, we have been delivering a secure, seamless and mobile-first experience since going live in January, and are now expanding our product offering to continue to deliver even more value to our customers.

Consumer. Total customers
Millions

+4%

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Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 2% year-on-year, driven by auto, with continued growth in DCBE, in a market that is picking up from a weak start in the beginning of the year, and double-digit increases across Latin America.
Trends in new lending (-10% year-on-year in constant euros) reflect our strategy to prioritize profitability over growth as we remain prudent in terms of originations in an environment marked by volatility and geopolitical uncertainty.
Our EUR 15 billion leasing portfolio decreased 10% year-on-year in constant euros, as growth in Europe was more than offset by a decline in the US, due to the wind down of business through our relationship with Stellantis, lower demand for electric vehicles and our strategy to prioritize profitability over volumes.
In terms of liabilities, our access to wholesale funding markets remained strong and diversified. Customer deposits, excluding repos and in constant euros, rose 10% year-on-year (increasing at a similar pace in both DCB Europe and the US), in line with our deposit gathering strategy, supported by Openbank. They now account for 62% of Consumer's total funding (4.5 pp more than a year ago). Including mutual funds, customer funds rose 11% in constant euros.

Consumer. Business. June 2025
EUR billion and YoY % change in constant euros
211	+2%	138	+11%

DCB Europe
DCB US

DCB Europe
DCB US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Consumer. Leasing portfolio. June 2025
EUR billion and YoY % change in constant euros
Total leasing	15	-10%
Results
In H1 2025, attributable profit reached EUR 1,042 million, 3% lower than in H1 2024. In constant euros, profit declined 1%, as double-digit growth in profit before tax (+11%) was offset by a greater tax burden. By line and in constant euros:
•Total income grew 2%, driven by net interest income, which rose 5%, backed by notable increases across our footprint, with Europe and Latin America supported by our efforts in margin management, volumes growth and CrediScotia's integration in Peru. In the US, higher yields more than offset lower volumes.
Net fee income decreased 6%, even with strong growth in the US (auto servicing fees), mainly due to DCBE, which was impacted by new insurance regulation in Germany and the drop in new car registrations in the EU.
Gains on financial transactions declined, mainly driven by DCBE, while leasing income also fell, due to lower volumes, residual values and gains on sales, particularly in the US.

Consumer. Total income. H1 2025
EUR million and YoY % change in constant euros

DCB Europe
DCB US
Other

Var
-1%
0%
+15%
•Costs increased 3% year-on-year. In real terms, they rose just 1%, supported by savings from our efficiency and transformation efforts, particularly in Europe and the US, as we continued to invest in our leasing and check-out lending platforms, Openbank and CrediScotia's integration in Peru.
•Net loan-loss provisions fell 3%, mainly driven by an excellent performance in auto in the US, which more than offset a pick up in Europe (mostly due to the macro environment and corporates in Germany), Mexico (volumes and model updates) and Peru (CrediScotia). Credit quality remained controlled with the cost of risk at 2.09% and the NPL ratio at 4.97%.
•Other gains (losses) and provisions registered a lower loss in H1 2025, compared to the same period in 2024, mainly due to the temporary levy on revenue earned in Spain recorded in Q1 2024.
•The effective tax rate normalized, as a decline in electric vehicle leasing volumes in the US this year resulted in lower benefits from fiscal incentives.
As a result of the aforementioned performance, RoTE (post-AT1) stood at 10.4% in H1 2025.
Compared to Q1 2025, attributable profit increased 16% in constant euros, on the back of continued strength in net interest income, in line with our focus on margin management, better net fee income, lower net loan-loss provisions (mainly supported by model updates in Brazil and portfolio sales) and stable costs.

Consumer. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	3,191	-1	+2	6,425	0	+2
Expenses	-1,308	-4	0	-2,664	+2	+3
Net operating income	1,883	0	+4	3,761	-2	+1
LLPs	-956	-15	-10	-2,075	-5	-3
PBT	781	+16	+19	1,456	+9	+11
Underlying attrib. profit	551	+12	+16	1,042	-3	-1
Detailed financial information in appendix.

36	January - June 2025

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DCBE	DCB EUROPE	Profit before tax
EUR 727 mn
Commercial activity and business performance
The drop in new car registrations in the EU in H1 2025 and our focus on profitability over volumes are reflected in a 5% year-on-year drop in new business volumes in constant euros (mainly new auto).
However, the stock of gross loans and advances to customers, excluding reverse repos and in constant euros, continued to rise, +3% year-on-year, mainly driven by auto balances.
Customer deposits, excluding repos and in constant euros, grew 10%, particularly driven by demand deposits, in line with our strategy to increase retail funding. Mutual funds increased 15% in constant euros, albeit from low levels. Our access to wholesale funding markets remains strong and diversified.
Results
Profit before tax in H1 2025 declined 4% year-on-year to EUR 727 million. In constant euros, profit before tax also fell 4%, as follows:
•Total income remained resilient in a more complicated operating environment, as the strong performance in net interest income (+4%), backed by our active margin management and volumes growth, and better leasing income did not fully offset the impact on net fee income from new insurance regulation in Germany and the drop in new car registrations in the EU and a fall in gains on financial transactions (interest rate cuts driving weaker hedging results).
•Costs rose just 0.6%, less than inflation (-2% in real terms), supported by the benefits from the transformation, simplification and centralization of our operating model, which remains one of our key priorities.
•Net loan-loss provisions rose 6%, mainly in Germany, driven by the macro environment and worse credit quality in corporates.
•Other gains (losses) and provisions recorded a lower loss, due to the temporary levy on revenue earned in Spain recorded in Q1 2024.
Compared to Q1 2025, profit before tax increased 4% in constant euros, with a strong performance in net operating income after provisions (+21%), mainly backed by solid net interest income growth (+4%) and lower costs and net loan-loss provisions (supported by portfolio sales in the Nordic countries), partially offset by higher provisions related to the CHF mortgage portfolio in Poland.

DCB Europe. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,424	+2	+2	2,827	-1	-1
Expenses	-660	-1	-1	-1,326	+1	+1
Net operating income	765	+4	+4	1,500	-2	-2
LLPs	-284	-16	-15	-619	+6	+6
PBT	371	+4	+4	727	-4	-4
Detailed financial information in appendix.

DCB US	Profit before tax
EUR 501 mn
Commercial activity and business performance
During Q2 2025, Openbank continued to exceed expectations, maintaining the good trends seen in previous quarters, having welcomed 141,000 new customers and gathered approximately USD 5.1 billion in deposit balances since its launch. Our multi-year partnership with Verizon is also delivering strong results, with more than 12,000 active accounts and approximately USD 300 million in balances captured since its launch in April.
Gross loans and advances to customers, excluding reverse repos and in constant euros, declined 7% year-on-year, mainly impacted by our asset rotation initiatives, in line with our capital light strategy.
Customer deposits, excluding repos and in constant euros, rose 11% year-on-year, backed by the aforementioned growth in Openbank and solid retention rates in our branch based deposits. Mutual funds also grew, contributing to an 11% increase in customer funds.
Results
Profit before tax in H1 2025 was 41% higher year-on-year, reaching EUR 501 million. In constant euros, it rose 42%, as follows:
•Total income was flat, as stronger net interest income (higher auto loan yields) and net fee income (auto servicing fees), were offset by weaker leasing income, mainly due to lower volumes, residual values and gains on sales.
•Costs increased slightly (+1%) as savings from our transformation initiatives practically compensated our investments in Openbank.
•Net loan-loss provisions improved 13%, driven by resilient customer behaviour, improved used car prices and a stable labour market, and also supported by capital relief measures, which more than offset the NPL normalization. As a result, cost of risk improved 46 bps to 4.22%.
Compared to Q1 2025, profit before tax grew strongly (+20% in constant euros), mainly on the back of better net fee income, a decline in costs (lower Openbank campaign expenses and savings linked to our transformation efforts) and lower net loan-loss provisions.

DCB US. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,270	-7	0	2,631	-1	0
Expenses	-520	-9	-2	-1,094	0	+1
Net operating income	749	-5	+2	1,537	-2	-1
LLPs	-466	-11	-4	-990	-14	-13
PBT	265	+12	+20	501	+41	+42
Detailed financial information in appendix.

January - June 2025	37

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CIB	Underlying attributable profit	EUR 1,534 mn

→ Our enhanced centres of expertise and Global Markets and US Banking Build-Out (US BBO) initiatives are helping to improve client penetration, reflected in the types of deals we are participating in and the roles we are currently winning.
→ Strong activity year-on-year, even in a complex environment, with Global Markets driving growth on the back of market volatility and good performances across geographic areas. Corporate Finance continued to gain scale in the US.
→ Attributable profit reached EUR 1,534 million, a 9% increase year-on-year (+15% in constant euros). We had a good revenue performance, growing 9% in constant euros, and lower provisions, reflecting the high quality of our credit portfolio. We maintained a leading position in efficiency and profitability.

Strategy
Our Corporate & Investment Banking (CIB) business is well diversified by business line, geographically and by client type, which helps reduce the potential impacts from risks in any specific market or sector and better support our clients. This is especially important in the current environment characterized by geopolitical tensions and market volatility.
Our focus for 2025 is on continuing to develop our core initiatives in Global Markets (GM) and Global Banking (GB) to deliver an enhanced value proposition and drive profitable growth by:
•Fully leveraging our centres of expertise and expanded coverage to strengthen our positioning in our core markets, fostering collaboration between our businesses to increase connectivity.
Additionally, our enhanced capabilities are providing important opportunities between Global Banking, Global Transactional Banking (GTB) and Global Markets. This is driving significant growth, particularly in our Global Markets franchise, which is also supported by the investments we have made.
•Continuing to advance in the execution of our automation and digitalization initiatives, while exploring tangible opportunities afforded by AI, both for business and support functions. We are developing solutions in digital assets and tokenization to streamline processes, increase efficiency and enhance controls. This quarter, of note was the execution of Santander’s first programmable intraday physical repo through Digital Financing, demonstrating our strength, as only a small number of institutions have the capabilities to participate in the digital repo infrastructure.
•Deepening our client relationships by fostering and expanding our advisory and value-added businesses on the back of our transformation initiatives, with a particular focus on the US and fee businesses.
In the US, we are executing our growth plan, evolving our specialized investment banking footprint by selectively broadening coverage and our product platform. We increased core client penetration and ,as a result, we are gaining market share and more important roles in Investment Banking, in a weaker market.
•Maximizing the impact of our US BBO initiative on the global CIB franchise by leveraging the newly developed capabilities and coverage, which is providing new opportunities in other Group businesses and countries.
As a key driver of Santander’s growth, we continue to foster collaboration with other businesses to generate additional value for the Group. In CIB, for example, we provide FX solutions to Retail, a full suite of products to Commercial, product development and structuring to Wealth, and capital markets solutions and advisory to auto finance in Consumer, among others.
•Further evolving CIB's global operating model, in line with the Group’s initiatives to expand our global platforms and strengthen the support functions to foster business growth, team specialization and synergies.
We are improving our Originate-to-Share (OtS) model, with focus on capital efficiency, active management and profitability.

Recent awards		Ranking in League Tables H1 2025
Euromoney	Global Capital	Structured Finance	Debt Capital Markets
Best Investment Bank in Spain and Poland	SRT Bank of the Year in Europe and US / Emerging Force in SSA Bonds
IJGlobal	Global Finance	Equity Capital Markets	M&A	ECAs
Renewable Deal of the Year - Offshore Wind, North America Oil & Gas Deal of the Year - Africa	Best Bank for Transaction Banking in Latin America

38	January - June 2025

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Business performance
We remain focused on capital-light activity and actively managing our balance sheet. As a result, our total revenue to risk-weighted assets ratio improved 1.1 pp year-on-year up to 8.0%.
Gross customer loans and advances (which are mainly concentrated in GB and GTB), excluding reverse repos and in constant euros, were down 2% year-on-year, as the increase in GM could not compensate the decrease in GTB (mainly South America). Customer deposits, excluding repos and in constant euros, were flat year-on-year, as the growth in Cash Management (GTB) was offset by the reduction in GM, in line with our strategy to optimize funding costs.
By business line, we had the following performance:
•Global Transaction Banking recorded good activity levels in a challenging business environment:
In Trade & Working Capital Solutions, activity continued to accelerate driven by: i) new value-added initiatives, such as the enhanced platform to centralize our clients' confirming needs, ii) the expansion into new segments and the diversification of client portfolios, partnering with major private equity and credit funds, as well as asset managers, such as Pemberton and Apollo, and iii) good business performances in key markets, such as the US.
In Export Finance, activity was lower compared to a particularly strong H1 2024. During Q2 2025, we continued to leverage our robust capabilities in the coordination of important financing operations, closing the biggest ever advisory deal for Santander, a EUR 6.3 billion ECA-covered project finance in Poland.
In Cash Management, there were good activity levels, mainly in Mexico and Brazil, partially affected by the lower interest rate environment, especially in Spain and Argentina.
•In Global Banking, activity in H1 2025 was slightly better, albeit with a mixed performance across products:
In Debt Finance, there was a slight decline year-on-year, but performed well taking into account the volatile environment and geopolitical uncertainty. Syndicated Loans and Acquisition Finance stood out in Europe and South America, supported by the recovery of international DCM transactions in Argentina.
In Corporate Finance (CF), good trends continued with strong activity growth despite a less favourable environment, especially in ECM, where we successfully executed, either as global coordinator or bookrunner, 29 initial public offerings (IPOs) and 5 SPACs acting as sole bookrunner and we are top 10 globally and top 3 in Europe and the US in IPOs. In M&A, of note was our role as financial advisor to Stonepeak it the acquisition of a USD 5.7 billion stake in Louisiana LNG Infrastructure LLC. Additionally, our global leveraged finance franchise continued to gain scale in the US.
In Structured Finance, activity was weaker than at the beginning of the year and than this time last year, but we outperformed the market. We participated in several transactions, with leading roles (global mandated lead arranger) and leadership positions in Project Finance (renewables). Fund Finance business was affected by limited fundraising activity, but we are starting to see early signs of recovery.
•In Global Markets, record activity in the first half of the year, albeit with some normalization in Q2 compared to the strong start to the year, which benefited from high volatility. There were excellent performances across our footprint and products, and we are expanding our institutional franchise, in line with our strategy.
Results
Attributable profit in H1 2025 rose 9% year-on-year to EUR 1,534 million. In constant euros, it grew 15%, with the following detail:
•Total income rose 9%, supported by solid gains on financial transactions, up 14%, mainly due to higher activity in GM, by net fee income performances in all businesses (+9%, favoured by the US BBO initiative), and by net interest income, which rose 4%, due to higher activity in GM.
By country, there were good revenue performances in the US, Brazil, Mexico and Argentina, with European units also continuing to grow, but at a slower pace.
By business, strong revenue growth in GM was well balanced between fixed income business and equity products, both up double digits. In GTB, revenue increased on the back of a strong performance in Trade & Working Capital Solutions. In GB, revenue also increased, as net fee income growth in CF products (ECM and M&A) more than compensated lower revenue from Debt Finance and Structured Finance, affected by subdued activity.

CIB. Total income by business. H1 2025
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (EUR 72 million in H1'24 and -EUR 5 million in H1'25).
•Costs increased 8% due to the investments made in new products and capabilities to drive growth. The efficiency ratio was 43.7%, one of the best in the sector.
•Due to the nature of the business and the high quality of our credit portfolio, net loan-loss provisions have a limited impact on results. In H1 2025, net loan-loss provisions declined, driven by a better performance in European countries.
As a result, this good business performance delivered a 20.8% RoTE (post-AT1) in H1 2025 compared to 18.1% in H1 2024, reflecting our focus on capital efficiency, active management and profitability.
Compared to a record Q1 2025, attributable profit decreased 7% in constant euros, in an environment characterized by geopolitical uncertainty. Revenue was affected by the usual seasonality in GM and by lower activity in GB and provisions were impacted by single names.

CIB. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	2,134	-4	-1	4,354	+4	+9
Expenses	-950	0	+3	-1,903	+5	+8
Net operating income	1,183	-7	-4	2,452	+4	+9
LLPs	-72	+462	+468	-85	-8	-5
PBT	1,084	-12	-9	2,318	+8	+14
Underlying attrib. profit	728	-10	-7	1,534	+9	+15
Detailed financial information in appendix.

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WEALTH	Underlying attributable profit	EUR 948 mn

→ We continue building the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our best-in-class funds and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Total assets under management reached new record levels of EUR 514 billion, +11% year-on-year in constant euros, on the back of solid commercial dynamics in both Private Banking and Santander Asset Management and a good market performance. In Insurance, gross written premiums reached EUR 5.6 billion, +6% year-on-year in constant euros.
→ Attributable profit amounted to EUR 948 million, 19% higher year-on-year (+24% in constant euros), with revenue increasing across all business lines and an RoTE (post-AT1) of 67.3%.

Strategy
We aim to enhance our Wealth Management & Insurance service model and value proposition through a common global platform that leverages Santander's scale and capabilities. Wealth is an important driver for the Group, delivering consistent double-digit profit growth and generating around one third of the Group's total net fee income, including fees ceded to the commercial network.
In recent years, we have been working on building a leading global private banking platform with best-in-class funds and insurance product factories that leverage our global scale and capabilities.
We continue to focus on the following strategic initiatives:
•In Private Banking (PB), we continue to consolidate our global position across key markets by reinforcing our value proposition through increased specialization. During Q2 2025, we launched Beyond Wealth, our new Global Family Office service in Spain, addressing the needs of wealthy individuals and institutions, who seek professional and tailored management of their financial, corporate and personal assets.
We also continue to expand our global offering, through a dedicated business centre for non-resident clients in Madrid, leveraging our global capabilities.
We continue to focus on value-added solutions. Following the launch of our new private assets strategy, supported by a global team that will drive top-tier global and local opportunities tailored to our clients, we successfully completed the second edition of our Global Private Asset Programme, enhancing our teams’ ability to deliver sophisticated solutions in Private Equity, Private Debt and other non-traditional strategies.
Additionally, we are evolving our operating model towards a more agile and talent-driven approach while exploring the application of artificial intelligence use cases to enhance productivity and client engagement.

Private Banking clients
Thousands
•In Santander Asset Management (SAM), we operate as a global asset manager leveraging our scale, global investment capabilities and product distribution hubs. We continue progressing with our transformation, aiming to globalize and simplify our asset management business.
In terms of retail distribution, we continued to implement an advisory model across all countries, supported by a global investments platform that provides better customer experience.
We continue to consolidate our positioning in the alternatives business, across private markets, both through organic growth and strategic initiatives. We have further reinforced our real estate capabilities with the recent launch of the new Real Estate Coliving Opportunities fund.
This quarter, we were named the Best National Asset Manager in Spain by Expansion-Allfunds and we were the asset manager with most awards at the Salmon awards in Chile.
•In Insurance, our bancassurance operation is present in more than 20 countries across the Group's global businesses. In Wealth, we are accelerating the execution of our strategy and transformation plans around our two new verticals, Life & Pensions and Property & Casualty, to deliver more value to our customers:
•In Life & Pensions, we are developing a new retirement business line, offering an integrated value proposition, for which we are working on annuities in Spain as well as enhancing our unit-linked product offering in Mexico, with the launch of a new strategic plan focused on Private Banking customers.
•In terms of Property & Casualty, we are expanding in high growth verticals such as: i) Health, where we are developing targeted solutions for our clients, and ii) Motor, through Autocompara, our motor insurance comparison platform, where we have incorporated new insurers into the platform, such as Suhai in Brazil, and a 100% phygital model for unfinished purchase processes has been implemented in Brazil and Mexico.
We remain focused on increasing the use of data to deliver personalized solutions and embed our products into customer journeys. Additionally, we are working to further enhance our customers' global experience across the full life cycle of the value proposition, driving long-lasting relationships.
Since 2023, Insurance operates under a single holding company, which has enabled us to unify management, governance, risk and control across all insurance entities. This has improved the integration of the Insurance business within the Group’s model. During this quarter, we continued to enhance our corporate governance, by incorporating new profiles into key positions within Wealth’s structure, reflecting the importance of our Insurance business for the Group’s strategy.
•Portfolio Investments was incorporated as a fourth vertical that combines the investment platforms unit and stakes in other companies. We have integrated this business line into Wealth to capture synergies and enhance our value proposition and the service provided to our customers.

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Business performance
Total assets under management (AuMs) reached new record levels of EUR 514 billion, +11% year-on-year in constant euros, driven by solid commercial activity and a positive market performance.
By business and in constant euros, volumes performed as follows:
•In PB, customer assets and liabilities reached record levels of EUR 338 billion (+11% year-on-year), with all product categories growing, especially funds as we are focusing on offering higher value-added products, such as alternative products and discretionary portfolio management. Net new money totalled EUR 10.6 billion, increasing year-on-year.
We remain focused on offering our customers the benefits of our scale and international presence. This resulted in 8% year-on-year growth in our customer base to 305,371.
•In SAM, total assets under management reached EUR 246 billion, +13% year-on-year, on the back of solid commercial activity in most countries. Net sales in H1 2025 totalled EUR 4.9 billion.
•In Insurance, gross written premiums reached EUR 5.6 billion in H1 2025, increasing 6% year-on-year, driven by life savings business.

Wealth. Business performance. June 2025
EUR billion and % change in constant euros

Total AuMs
Funds and investment*
- SAM
- Private Banking
Custody
Customer deposits
Customer loans
GWPs

/ Mar-25	/ Jun-24
+2%	+11%
+3%	+15%
+2%	+13%
+6%	+19%
+2%	+9%
+1%	+3%
+5%	+13%
+13%	+6%

Note: total products marketed, advised, under custody and/or managed.
*Excluding overlaps between PB and SAM (PB clients with investment funds managed by SAM).
Results
Attributable profit in H1 2025 amounted to EUR 948 million, 19% higher year-on-year. In constant euros, it grew 24%, with the following performance by line:
•Total income was EUR 2,032 million, 14% higher year-on-year as a result of our focus on value-added solutions to expand our fee businesses.
Net interest income decreased 16% in a lower interest rate environment in most of our main units, despite higher volumes in Private Banking.
Net fee income rose 20% year-on-year to EUR 842 million, with good overall performance across businesses. Of note were the performances in Private Banking and SAM, on the back of our increased focus on boosting fee generating activities and products, solid commercial activity and a positive market performance.
Other income increased, boosted by the good performances of our joint ventures in Insurance and the stakes managed by our Portfolio Investments business line.
•Costs increased 9% year-on-year (growing less than total income), reflecting our investments to strengthen PB teams and new capabilities to address the increase in commercial activity.
Including the fees ceded to our commercial network, total revenue reached EUR 3,249 million, up 11%, on the back of more recurrent activity in Private Banking, higher volumes in SAM and the good performance of insurance related businesses.

Wealth. Total income. H1 2025
EUR million and YoY % change in constant euros

PB
SAM
Insurance

Total income	Total income + ceded fees
+2%	+2%
+20%	+19%
+25%	+5%

Total income	Fees ceded to the commercial network
Note: Additionally, Wealth's total income included EUR 45 million in H1'24 and EUR 162 million in H1'25 corresponding to Portfolio Investments. Information excludes overlaps between Wealth businesses and also Insurance fees recorded in Consumer (EUR 432 million).
When considering these ceded fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 1,783 million, up 15% year-on-year both in euros and in constant euros.
Our RoTE (post-AT1) in H1 2025 was 67.3%.
Compared to Q1 2025, attributable profit increased 3% in constant euros driven by solid revenue growth (backed by higher volumes and net fee income across businesses and the good performance of our Portfolio Investment business) and lower costs.

Wealth. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,012	-1	+2	2,032	+11	+14
Expenses	-354	-5	-2	-726	+6	+9
Net operating income	659	+2	+4	1,306	+13	+17
LLPs	-13	+73	+74	-21	+22	+23
PBT	635	-1	+1	1,274	+15	+19
Underlying attrib. profit	477	+1	+3	948	+19	+24
Detailed financial information in appendix.

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PAYMENTS	Underlying attributable profit	EUR 335 mn

→ PagoNxt and Cards bring a unique position in the payments industry to the Group, covering both sides of the value chain of card payments (issuing and acquiring businesses) and account-to-account (A2A) payments.
→ Activity increased in both businesses, supported by global platform development, which enables further scale gains. In PagoNxt, Getnet's Total Payments Volume (TPV) rose 15% year-on-year in constant euros and the number of transactions improved 7%. In Cards, spending increased 9% year-on-year in constant euros and transactions rose 6%.
→ Attributable profit was EUR 335 million, up 47% year-on-year in constant euros excluding the charges in Q2 2024 after discontinuing platforms, driven by a good revenue performance boosted by higher activity. PagoNxt's EBITDA margin in H1 2025 improved 8.7 pp year-on-year to 28.8%.

PagoNxt and Cards strategy
In PagoNxt, we made progress in our strategic priorities:
•In Getnet, we focused on driving business growth, investing in innovation and developing commercial channels to expand our presence.
We remain focused on positioning ourselves as a leading player in Latin America, Spain and Portugal, where we have been working to expand omnichannel capabilities of our regional API. Additionally, we have already integrated several partners into our API in Mexico, Argentina and Uruguay.
In Mexico, Getnet is pioneer in regional payment security by offering the first certified card Point-to-Point Encryption (P2PE) solution, enabling safer and simpler processes.
We continued to maximize synergies with distribution channels. For example, in Chile, we launched the Santander en tu barrio programme, which enables access to bank services through Getnet PoS terminals.
•In Ebury, we remained focused on: i) growing customers by expanding our product offering and online capabilities, ii) expanding geographically with a focus on developing markets, iii) introducing tailored products to capture verticals such as mass payments, and iv) increasing collaboration revenue with other global businesses.
•PagoNxt Payments, we continued to develop our world-class solution for A2A payments processing, foreign exchange, fraud detection and value-added services, leveraging the best technology to build tailored solutions for our customers.
In Cards, we remained focused on the following priorities:
•Expand the business to continue growing and offering the best products to our customers.
We further implemented Cards Data Lab, which continued to expand its functionalities to improve credit card experience in the different phases of its life cycle.
We continued to expand our joint value proposition with Getnet (cards and PoS), available in Spain, Chile and Portugal, and we also launched it this quarter in Argentina.
As part of our strategy to promote the use of credit cards, we launched Pay Smarter in Spain, an initiative aimed at enhancing the security, control and benefits of our customers' credit card usage.
•Improve customer satisfaction, offering global solutions to facilitate the use of our cards, increase the security of our products and handle all transactions digitally, e.g. centralized management of tokenized payments, rolled out Click to Pay across some of our markets, incident management from digital channels and we launched enrolment in Google Pay from our app (introduced in Uruguay and Openbank Mexico this quarter).
•Implement our global card platform (Plard), which is managing more than 20 million debit cards in Brazil, and is already capturing new debit card sales to individuals in Chile. In Mexico, the new authorizer processed more than 170 million transactions per month and we are testing its implementation in Spain and the UK.
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 18% driven mainly by higher volumes in Cards, with double-digit growth in most countries.
Payments has a very small amount of deposits, concentrated in PagoNxt. These deposits (excluding repos) amounted to EUR 1,043 million, +3% year-on-year in constant euros.
Results
Attributable profit was EUR 335 million in H1 2025, compared with a profit of EUR 25 million in H1 2024. This year-on-year comparison was favoured by having recorded charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America. Excluding them, profit rose 47% year-on-year in constant euros, by line:
•Total income grew 17%, boosted by double-digit growth in net interest income and net fee income in both businesses driven by increased activity.
•Costs rose 2%, declining 1% in real terms, even after our investments in platforms in both Cards and PagoNxt.
•Net loan-loss provisions, mainly related to Cards, rose 29%, driven by strong loan growth, especially in South American countries, and the impact related to changes in models in Mexico and Brazil.
Compared to Q1 2025, profit grew 73% in constant euros due to a strong increase in revenue (Cards and PagoNxt), driven by NII growth and lower costs, with controlled provisions.

Payments. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,457	+5	+8	2,840	+7	+17
Expenses	-592	-3	-1	-1,200	-4	+2
Net operating income	865	+11	+16	1,641	+16	+32
LLPs	-479	-3	+1	-970	+14	+29
PBT	346	+39	+45	594	+117	+191
Underlying attrib. profit	209	+66	+73	335	—	—
Detailed financial information in appendix.

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PagoNxt
Business performance
In H1 2025, the total number of transactions in Getnet reached 5.1 billion, 7% higher year-on-year, mainly boosted by growth in Mexico, Chile and Europe, and the total payments volume (TPV) was EUR 113.0 billion, 15% more than in H1 2024 in constant euros.
In PagoNxt Payments, A2A payments activity on our Global Payments Hub platform continued ramping up. The migration of transactions from legacy systems to our new global platform is accelerating as planned. Of note was the migration of Pix transactions in Brazil.

PagoNxt. Activity

TPV (Getnet)
EUR billion and changes in constant euros

+15%

Results
In H1 2025, attributable profit reached EUR 16 million, compared to a EUR 304 million loss in the same period of 2024 (EUR 61 million loss if we exclude the charges related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America). In constant euros:
•Total income rose 19% year-on-year, with double-digit growth in net interest income and net fee income, driven by higher activity. There were good performances across business lines, especially in Ebury, Getnet in Chile, Mexico and Brazil, and in Payments Hub.
•Costs were flat, as lower costs in Getnet offset the investments in our global platforms.
EBITDA margin increased to 28.8% (20.1% in H1 2024).
Compared to Q1 2025, attributable profit rose to EUR 11 million from EUR 4 million in Q1 2025, +224% in constant euros, driven by a good revenue performance (increased commercial activity, especially in Getnet in Brazil, Europe and Chile, and in PagoNxt Payments), and a positive tax contribution, which more than offset a weaker performance in other gains (losses) and provisions.

PagoNxt. Underlying income statement
EUR million and % change
		/	Q1'25			/	H1'24
	Q2'25%		excl. FX	H1'25	H1'24%		excl. FX

Total income	325	+3	+5	641	583	+10	+19
Expenses	-290	+1	+3	-576	-601	-4	0
Net operating income	35	+13	+25	65	-18	—	—
LLPs	-5	-17	-15	-11	-9	+16	+26
PBT	9	-31	-11	22	-286	—	—
Underlying attrib. profit	11	+150	+224	16	-304	—	—
Detailed financial information in appendix.
Cards
Business performance
Our customers' card activity continued to increase across all types of payments. The number of transactions grew 6% year-on-year, reaching EUR 7.4 billion, and card spending in H1 2025 reached EUR 166.1 billion, a 9% year-on-year increase in constant euros. Credit card spending rose 15% year-on-year in constant euros, above debit card growth and in line with our strategy and value proposition.
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 16%, with double-digit growth in most of our countries.

Cards. Activity

Spending
EUR billion and changes in constant euros

+9%

Results
In H1 2025, attributable profit amounted to EUR 319 million, 3% less than in the same period of 2024. In constant euros, profit rose 6%, by line:
•Total income increased 17% year-on-year, boosted by double-digit growth in net interest income (+20%) and net fee income (+12%), driven by higher credit card activity across all our countries.
•Costs rose 4%, well below revenue, despite our investment in platforms, as a result of our focus on structurally improving our operational efficiency.
•Net loan-loss provisions increased 29%, driven by strong portfolio growth, macro outlook and the impact from regulatory changes in models in Brazil and model updates in Mexico.
In H1 2025, RoTE (post-AT1) in Cards was 25.3%.
Compared to Q1 2025, attributable profit rose 68% in constant euros, driven by record levels in NII (mainly driven by higher yields in Brazil and lower funding costs in Mexico) and net fee income (particularly, Spain and Brazil) and lower costs in most of our countries, supported by platform-driven cost reductions.

Cards. Underlying income statement
EUR million and % change
		/	Q1'25		/	H1'24
	Q2'25%		excl. FX	H1'25%		excl. FX

Total income	1,132	+6	+9	2,199	+6	+17
Expenses	-302	-6	-4	-624	-3	+4
Net operating income	830	+11	+15	1,575	+10	+23
LLPs	-474	-3	+1	-960	+14	+29
PBT	337	+43	+48	572	+2	+13
Underlying attrib. profit	198	+63	+68	319	-3	+6
Detailed financial information in appendix.

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CORPORATE CENTRE	Underlying attributable profit	-EUR 713 mn

→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the corporate oversight and control function, coordinates interactions with the Group's supervisors and regulators and also carries out functions related to financial and capital management.
→ Attributable loss of EUR 713 million in H1 2025, a 17% greater loss year-on-year, impacted by lower interest rates and higher net loan-loss provisions as we accelerate the Group's NPL ratio reductions, partially offset by lower losses on financial transactions driven by a smaller impact from currency hedges.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, competitive development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve efficiency in our processes and service quality for our customers.
It also coordinates the relationship with European regulators and supervisors and carries out functions related to financial management and capital, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end of June 2025, the liquidity buffer was EUR 331 billion (provisional data).
This is done ensuring the diversification of funding sources (issuances and others), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next twelve months results in euros. The net investments in equity currently hedged totalled EUR 17,158 million (mainly in the UK, Mexico and Chile) with different FX instruments (spots and forwards).
•Management of total capital and reserves: capital analysis, adequacy and management of the Group including: coordination with subsidiaries, monitoring profitability to maximize shareholder returns, setting solvency targets and capital contributions, and monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In H1 2025, the attributable loss was EUR 713 million, a 17% greater loss than in H1 2024 (EUR 609 million loss), with the following performance by line:
•Net interest income declined EUR 132 million as lower interest rates impacted the balance sheet which has positive sensitivity to rate rises.
•Losses on financial transactions improved EUR 141 million, due to a lower impact from foreign currency hedges.
•Costs increased EUR 11 million due to higher IT expenses.
•Net loan-loss provisions increased year-on-year reflecting our strategy to accelerate NPL ratio reductions, improving the Group's credit quality.
•Other results and provisions were 7% lower year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q2'25	Q1'25	% chg.	H1'25	H1'24	% chg.

Total income	-135	-215	-37	-351	-350	0
Net operating income	-232	-303	-23	-535	-524	+2
PBT	-375	-431	-13	-807	-606	+33
Underlying attrib. profit	-319	-394	-19	-713	-609	+17
Detailed financial information in appendix.

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SUSTAINABILITY
STRATEGY

1	Help our customers in meeting their goals in their transition to a low-carbon economy while also managing climate-related risks and impacts.

2	Help our employees develop by promoting an inclusive culture and training and by providing fair working conditions.

3	Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.

4	Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion and protecting their information.

5	Act responsibly through a strong culture, governance and conduct.

Green finance	Socially Responsible Investments (SRI) AuMs	Financial inclusion
EUR 157.2 billion	EUR 111.1 billion	5.3 million people
Target 1: EUR 120 bn 2025	Target: EUR 100 bn 2025	Target: 5 mn 2025
Target 2: EUR 220 bn 2030

Note: targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in the appendix to this report.

KEY HIGHLIGHTS
→ We have already achieved our three 2023 Investor Day targets earlier than expected:
–In 2024, we exceeded our target of EUR 120 billion in green finance raised or facilitated 18 months early.
–In Q1 2025, we achieved our target of EUR 100 billion in Socially Responsible Investments (SRI) AuMs nine months earlier than expected. In Q2 2025, our SRI assets were EUR 111.1 billion, of which EUR 65.8 billion were in SAM and EUR 44.9 billion from third party funds in PB.
–This quarter, we exceeded our target to financially include 5 million people between 2023 and 2025, reaching a total of 5.3 million.
→ In Q2 2025, Santander maintained an active role in ESG issuances in DCM markets. We acted as joint bookrunner for a EUR 500 million bond issued by the Community of Madrid, the first sub-sovereign bond under the European green bond standard. In Poland, we served as joint bookrunner and sustainability structuring agent for Żabka Group’s inaugural sustainable bond, amounting to PLN 1 billion. Additionally, we partnered with the European Investment Bank to support the green transition of SMEs, female entrepreneurship and agriculture in Spain with EUR 370 million in financing.
→ We support the Sustainable Trade Finance Principles promoted by the International Chamber of Commerce (ICC), a key initiative aimed at directing investment toward responsible trade finance solutions.
→ In Spain, we became the first bank in the IBEX 35 to receive AENOR’s 360º Commitment to Accessibility certification, which recognizes our commitment to an inclusive and accessible service model for everyone, with different measures across physical, digital and operational channels.
→ We celebrated the 17th edition of our solidarity initiative Euros de tu Nómina, which distributed over EUR 650,000 among 17 NGOs this year. Since its launch, we have distributed EUR 6.7 million to 170 projects, benefiting almost 700,000 people.
→ We presented the Skills for the future report in Brussels, together with Roberta Metsola, president of the European Parliament. The report highlights the i of the role of lifelong learning in response to the disruption caused by AI.
→ We transformed over 1.2 million expired or damaged bank cards into sustainable urban furniture. The two most recent deliveries were to the Valencian municipalities affected by the flooding and Astorga, as one of the initiatives in the context of World Environment Day and in support of rural areas of Spain.
→ Expansión named us the Best National ESG Asset Manager and Best Solidarity Fund.
→ Brazil, Chile, Argentina and Portugal published their sustainability progress reports.

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CORPORATE GOVERNANCE

Share capital reduction of 1.76% as part of the shareholder remuneration charged against the 2024 results
On 2 June 2025, the executive committee reduced Banco Santander's share capital by EUR 133,583,475, by cancelling 267,166,950 own shares, representing 1.76% of its share capital, acquired in the second 2024 buyback programme, that ran between 6 February and 2 June 2025, as part of the shareholder remuneration charged against 2024 results. The share capital reduction, which was approved at the general shareholders’ meeting on 4 April 2025, was registered with the Commercial Registry of Cantabria on 6 June 2025. Consequently, Article 5 of the Bylaws has been amended to reflect that the Bank’s share capital is set at EUR 7,442,662,686, represented through 14,885,325,372 shares with a nominal value of EUR 0.50 per share, all of the same class and affording the same rights.
The eight share buyback programmes against results since 2021 and the related share capital reductions have resulted in the repurchase of 2,455,315,930 shares since November 2021, representing approximately 14.16% of the outstanding shares as of that date.
Changes in the Group’s Senior Management
On 24 June 2025, the board of directors of Banco Santander resolved to appoint Manuel Preto as the new Group Chief Accounting Officer, to succeed José Doncel. This appointment shall be effective from 31 July 2025 and is subject to regulatory approval. Mr Preto joined the Group in 1996 and has held various leadership roles in Santander Portugal and in the Group. Since 2019, he has been deputy CEO, CFO & Head of Strategy of Santander Portugal.

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A P P E N D I X

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Financial information

Group information
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as at 30 June 2025 and does not affect balance sheets for prior periods. In the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods.
•However, in the underlying income statement, both at the Group and the primary and secondary segment levels (which are presented on an underlying basis only), the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given the fact that the management of Santander Polska remains unchanged until the Poland disposal is completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal.
•In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics include Poland, as they were in previous quarterly disclosures, i.e. maintaining the same perimeter as prior to the announcement of the Poland disposal. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.
•For more information, see the ‘Alternative performance measures’ section in this appendix.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q2'25	Q1'25	Change (%)	H1'25	H1'24	Change (%)
Fees from services	1,908	1,872	1.9	3,780	3,610	4.7
Wealth management and marketing of customer funds	1,082	1,108	(2.3)	2,190	2,202	(0.5)
Securities and custody	325	389	(16.5)	714	665	7.4
Net fee income	3,315	3,369	(1.6)	6,684	6,477	3.2

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Group information

Underlying operating expenses. Consolidated
EUR million
	Q2'25	Q1'25	Change (%)	H1'25	H1'24	Change (%)
Staff costs	3,449	3,532	(2.3)	6,981	7,061	(1.1)
Other general administrative expenses	2,090	2,103	(0.6)	4,193	4,196	(0.1)
Information technology	556	618	(10.0)	1,174	1,296	(9.4)
Communications	93	91	2.2	184	202	(8.9)
Advertising	145	136	6.6	281	276	1.8
Buildings and premises	232	179	29.6	411	371	10.8
Printed and office material	24	19	26.3	43	43	0.0
Taxes (other than tax on profits)	114	166	(31.3)	280	268	4.5
Other expenses	926	894	3.6	1,820	1,740	4.6
Administrative expenses	5,539	5,635	(1.7)	11,174	11,257	(0.7)
Depreciation and amortization	837	854	(2.0)	1,691	1,656	2.1
Operating expenses	6,376	6,489	(1.7)	12,865	12,913	(0.4)

Operating means. Consolidated
	Employees				Branches
	Jun-25	Dec-24	Change		Jun-25	Jun-24	Change
Retail & Commercial Banking	128,377	131,653	(3,276)	Spain	1,724	1,833	(109)
Digital Consumer Bank	31,344	29,903	1,441	United Kingdom	420	444	(24)
Corporate & Investment Banking	13,486	13,385	101	Portugal	373	374	(1)
Wealth Management & Insurance	7,668	7,707	(39)	Poland	361	373	(12)
Payments	21,643	22,280	(637)	DCB Europe	297	327	(30)
Corporate Centre	1,812	1,825	(13)	US	403	409	(6)
Total Group	204,330	206,753	(2,423)	Mexico	1,332	1,356	(24)
				Brazil	1,888	2,446	(558)
				Chile	231	242	(11)
				Argentina[1]	405	406	(1)
				Rest of the Group[1]	249	138	111
				Total Group[1]	7,683	8,348	(665)

1. For June 2025 data and all previous periods, we have included the CartaSur points of sale and the banking service points in Argentina, while we have excluded operational locations that do not provide customer service in Colombia.

Underlying net loan-loss provisions. Consolidated
EUR million
	Q2'25	Q1'25	Change (%)	H1'25	H1'24	Change (%)
Non-performing loans	3,496	3,531	(1.0)	7,027	7,046	(0.3)
Country-risk	(1)	(1)	—	(2)	—	—
Recovery of written-off assets	(478)	(369)	29.5	(847)	(803)	5.5
Net loan-loss provisions	3,017	3,161	(4.6)	6,178	6,243	(1.0)

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Group information

Loans and advances to customers. Consolidated
EUR million
			Change
	Jun-25	Jun-24	Absolute	%	Dec-24
Commercial bills	50,274	53,763	(3,489)	(6.5)	53,209
Secured loans	549,790	558,338	(8,548)	(1.5)	557,463
Other term loans	292,916	304,917	(12,001)	(3.9)	296,339
Finance leases	40,724	39,725	999	2.5	40,120
Receivable on demand	11,615	13,602	(1,987)	(14.6)	10,756
Credit cards receivable	24,955	23,387	1,568	6.7	24,928
Impaired assets	31,859	33,614	(1,755)	(5.2)	33,731
Gross loans and advances to customers (excl. reverse repos)	1,002,133	1,027,346	(25,213)	(2.5)	1,016,546
Reverse repos	68,589	60,875	7,714	12.7	59,648
Gross loans and advances to customers	1,070,722	1,088,221	(17,499)	(1.6)	1,076,194
Loan-loss allowances	21,771	22,625	(854)	(3.8)	22,125
Loans and advances to customers	1,048,951	1,065,596	(16,645)	(1.6)	1,054,069

Total funds. Consolidated
EUR million
			Change
	Jun-25	Jun-24	Absolute	%	Dec-24
Demand deposits	670,643	659,270	11,373	1.7	677,818
Time deposits	291,816	293,608	(1,792)	(0.6)	299,801
Mutual funds	244,813	218,207	26,606	12.2	233,722
Customer funds	1,207,272	1,171,085	36,187	3.1	1,211,341
Pension funds	15,631	15,091	540	3.6	15,646
Managed portfolios	46,077	38,959	7,118	18.3	43,118
Repos	97,749	84,768	12,981	15.3	78,317
Total funds	1,366,729	1,309,903	56,826	4.3	1,348,422

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Group information

Eligible capital (phased-in) [1]. Consolidated
EUR million
			Change
	Jun-25	Jun-24	Absolute	%	Dec-24
Capital stock and reserves	131,218	126,179	5,039	4.0	124,263
Attributable profit	6,833	6,059	774	12.8	12,574
Dividends	(1,708)	(1,515)	(193)	12.8	(3,144)
Other retained earnings	(39,970)	(37,938)	(2,033)	5.4	(38,323)
Minority interests	8,179	7,554	625	8.3	8,479
Goodwill and intangible assets	(15,297)	(16,719)	1,423	(8.5)	(15,957)
Other deductions	(8,004)	(5,646)	(2,358)	41.8	(8,092)
CET1	81,250	77,974	3,276	4.2	79,800
Preferred shares and other eligible tier 1	9,578	8,834	744	8.4	10,371
Tier 1	90,828	86,808	4,020	4.6	90,170
Generic funds and eligible tier 2 instruments	16,905	17,612	(707)	(4.0)	18,418
Eligible capital	107,733	104,419	3,313	3.2	108,589
Risk-weighted assets	625,750	624,831	919	0.1	624,503

CET1 capital ratio	13.0	12.5	0.5		12.8
Tier 1 capital ratio	14.5	13.9	0.6		14.4
Total capital ratio	17.2	16.7	0.5		17.4
1. Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. For 2024 data, the transitional treatment of IFRS 9 also applies.

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Information by segment

Segments information

RETAIL & COMMERCIAL BANKING						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	6,618	(1.5)	0.7	13,339	(4.7)	0.0
Net fee income	1,187	(1.9)	0.5	2,397	0.3	7.6
Gains (losses) on financial transactions [1]	128	(25.8)	(25.2)	300	(25.5)	(23.1)
Other operating income	(117)	(43.6)	(42.3)	(326)	(36.3)	(34.5)
Total income	7,816	(1.0)	1.2	15,710	(3.5)	1.6
Administrative expenses and amortizations	(3,075)	(1.2)	1.2	(6,188)	(3.1)	2.3
Net operating income	4,740	(0.9)	1.2	9,522	(3.8)	1.2
Net loan-loss provisions	(1,399)	(2.2)	0.9	(2,830)	(8.3)	(0.1)
Other gains (losses) and provisions	(697)	31.9	34.4	(1,225)	(21.7)	(19.2)
Profit before tax	2,645	(6.3)	(4.8)	5,468	4.3	8.1
Tax on profit	(704)	(7.1)	(6.0)	(1,462)	(11.5)	(8.5)
Profit from continuing operations	1,941	(6.0)	(4.3)	4,006	11.6	15.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	1,941	(6.0)	(4.3)	4,006	11.6	15.8
Non-controlling interests	(156)	(4.7)	(2.0)	(319)	46.9	49.9
Underlying attributable profit to the parent	1,785	(6.1)	(4.5)	3,687	9.3	13.5

Balance sheet and activity metrics
Loans and advances to customers	600,069	(1.9)	0.1	600,069	(3.6)	(1.2)
Customer deposits	653,757	(0.3)	1.3	653,757	1.4	3.6

Memorandum items:
Gross loans and advances to customers ²	599,329	(1.4)	0.5	599,329	(3.2)	(0.6)
Customer funds	748,119	0.5	2.1	748,119	2.5	5.0
Customer deposits ³	642,784	(0.2)	1.4	642,784	0.9	3.2
Mutual funds	105,335	4.7	6.3	105,335	13.5	18.1
Risk-weighted assets	295,981	(3.1)		295,981	1.5

Ratios (%) and customers
RoTE	17.5	(0.8)		17.9	0.2
RoTE (post-AT1)	16.8	(0.8)		17.2	0.2
Efficiency ratio	39.3	(0.1)		39.4	0.2
NPL ratio	3.06	(0.06)		3.06	(0.08)
NPL coverage ratio	59.8	0.8		59.8	(1.7)
Number of employees	128,377	(1.9)		128,377
Number of total customers (thousands)	150,197	1.0		150,197	5.1
Number of active customers (thousands)	80,006	0.7		80,006	3.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Information by segment

Retail Spain				Q
EUR million
		/ Q1'25		/ H1'24
Underlying income statement	Q2'25%		H1'25%
Net interest income	1,448	(1.3)	2,915	(1.0)
Net fee income	269	(7.6)	560	0.1
Total income	1,766	(1.5)	3,560	(1.0)
Administrative expenses and amortizations	(567)	(0.7)	(1,138)	1.1
Net operating income	1,200	(1.9)	2,423	(2.0)
Net loan-loss provisions	(244)	(16.3)	(535)	(6.2)
Profit before tax	837	3.3	1,647	24.8

Balance sheet and activity metrics
Loans and advances to customers	155,769	2.2	155,769	(1.2)
Customer deposits	224,322	2.8	224,322	4.0

Memorandum items:
Gross loans and advances to customers [1]	158,651	1.8	158,651	(1.6)
Customer funds	271,204	2.7	271,204	5.5
Customer deposits [2]	224,322	2.8	224,322	4.0
Mutual funds	46,882	2.5	46,882	13.5

1. Excluding reverse repos.
2. Excluding repos.

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Information by segment

Retail UK						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,174	(4.1)	(2.5)	2,398	6.7	5.2
Net fee income	2	(55.2)	(54.1)	7	—	—
Total income	1,149	(3.4)	(1.9)	2,339	5.2	3.7
Administrative expenses and amortizations	(628)	(1.6)	0.0	(1,266)	(2.1)	(3.5)
Net operating income	521	(5.6)	(4.0)	1,072	15.3	13.7
Net loan-loss provisions	(44)	22.6	24.4	(80)	304.4	298.6
Profit before tax	330	(5.1)	(3.6)	678	(11.7)	(12.9)

Balance sheet and activity metrics
Loans and advances to customers	233,337	(3.4)	(1.1)	233,337	(4.6)	(3.5)
Customer deposits	212,644	(1.6)	0.8	212,644	(2.8)	(1.6)

Memorandum items:
Gross loans and advances to customers [1]	222,590	(2.2)	0.1	222,590	(3.0)	(1.9)
Customer funds	212,144	(1.5)	0.9	212,144	(2.5)	(1.4)
Customer deposits [2]	206,255	(1.5)	0.9	206,255	(2.5)	(1.4)
Mutual funds	5,889	(0.4)	2.0	5,889	(3.1)	(2.0)

1. Excluding reverse repos.
2. Excluding repos.

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Information by segment

Retail Mexico						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	735	(2.8)	0.1	1,491	(8.1)	8.4
Net fee income	177	3.0	6.0	348	(6.5)	10.2
Total income	891	(0.6)	2.3	1,787	(9.6)	6.5
Administrative expenses and amortizations	(390)	(1.9)	1.0	(787)	(9.8)	6.3
Net operating income	501	0.5	3.4	1,000	(9.5)	6.7
Net loan-loss provisions	(150)	11.6	14.7	(285)	(31.4)	(19.2)
Profit before tax	335	(2.3)	0.6	677	1.2	19.3

Balance sheet and activity metrics
Loans and advances to customers	30,426	(0.3)	(0.1)	30,426	(7.2)	5.2
Customer deposits	37,699	(2.2)	(2.0)	37,699	(4.2)	8.5

Memorandum items:
Gross loans and advances to customers [1]	31,181	(0.2)	0.0	31,181	(7.4)	4.9
Customer funds	49,072	1.0	1.2	49,072	(4.9)	7.7
Customer deposits [2]	35,018	(0.3)	(0.1)	35,018	(9.8)	2.1
Mutual funds	14,053	4.3	4.6	14,053	10.0	24.6

1. Excluding reverse repos.
2. Excluding repos.

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Information by segment

Retail Brazil						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,503	(2.0)	2.3	3,036	(13.2)	(0.7)
Net fee income	333	(7.3)	(3.1)	692	(14.2)	(1.8)
Total income	1,779	(5.3)	(1.1)	3,657	(14.9)	(2.6)
Administrative expenses and amortizations	(724)	(4.9)	(0.6)	(1,485)	(9.6)	3.5
Net operating income	1,055	(5.6)	(1.4)	2,172	(18.2)	(6.3)
Net loan-loss provisions	(713)	(0.8)	3.6	(1,431)	(4.9)	8.9
Profit before tax	156	(33.3)	(29.6)	389	(47.9)	(40.3)

Balance sheet and activity metrics
Loans and advances to customers	49,480	(5.7)	(2.5)	49,480	(13.8)	(7.1)
Customer deposits	56,231	(0.8)	2.6	56,231	2.2	10.2

Memorandum items:
Gross loans and advances to customers [1]	53,185	(4.7)	(1.5)	53,185	(12.7)	(6.0)
Customer funds	75,335	(2.3)	1.0	75,335	0.3	8.1
Customer deposits [2]	55,255	(0.6)	2.8	55,255	(0.4)	7.3
Mutual funds	20,080	(6.6)	(3.4)	20,080	2.3	10.2

1. Excluding reverse repos.
2. Excluding repos.

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Information by segment

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	2,747	(0.3)	3.6	5,504	2.6	4.6
Net fee income	341	0.5	3.3	681	(8.2)	(5.7)
Gains (losses) on financial transactions [1]	(18)	209.2	217.6	(23)	—	—
Other operating income	120	(16.7)	(13.6)	264	(18.7)	(18.7)
Total income	3,191	(1.3)	2.4	6,425	(0.4)	1.6
Administrative expenses and amortizations	(1,308)	(3.6)	(0.1)	(2,664)	1.8	3.1
Net operating income	1,883	0.3	4.3	3,761	(1.9)	0.6
Net loan-loss provisions	(956)	(14.5)	(10.4)	(2,075)	(5.4)	(2.6)
Other gains (losses) and provisions	(146)	72.6	77.3	(230)	(22.7)	(21.6)
Profit before tax	781	15.8	19.2	1,456	8.6	10.8
Tax on profit	(162)	39.1	39.2	(278)	104.1	115.2
Profit from continuing operations	620	11.0	15.0	1,178	(2.2)	(0.6)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	620	11.0	15.0	1,178	(2.2)	(0.6)
Non-controlling interests	(69)	3.9	4.3	(135)	0.1	1.0
Underlying attributable profit to the parent	551	11.9	16.5	1,042	(2.5)	(0.8)

Balance sheet and activity metrics
Loans and advances to customers	203,112	(1.1)	1.6	203,112	(1.1)	2.1
Customer deposits	130,007	(2.3)	1.0	130,007	6.5	10.4

Memorandum items:
Gross loans and advances to customers ²	211,115	(1.2)	1.6	211,115	(1.0)	2.4
Customer funds	138,322	(2.1)	1.2	138,322	6.8	10.7
Customer deposits ³	129,967	(2.3)	1.0	129,967	6.5	10.4
Mutual funds	8,356	1.4	5.0	8,356	11.5	16.1
Risk-weighted assets	155,767	(1.7)		155,767	0.3

Ratios (%) and customers
RoTE	11.9	1.3		11.2	(1.6)
RoTE (post-AT1)	11.1	1.4		10.4	(1.5)
Efficiency ratio	41.0	(1.0)		41.5	0.9
NPL ratio	4.97	(0.12)		4.97	0.16
NPL coverage ratio	76.4	1.4		76.4	0.6
Number of employees	31,344	(0.6)		31,344
Number of total customers (thousands)	25,871	0.6		25,871	3.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Information by segment

DCB EUROPE						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,155	3.8	4.1	2,266	3.6	3.7
Net fee income	185	(1.5)	(1.3)	372	(17.4)	(17.4)
Total income	1,424	1.6	1.8	2,827	(0.9)	(0.9)
Administrative expenses and amortizations	(660)	(1.0)	(0.8)	(1,326)	0.5	0.6
Net operating income	765	3.9	4.2	1,500	(2.2)	(2.2)
Net loan-loss provisions	(284)	(15.5)	(15.2)	(619)	6.0	5.9
Profit before tax	371	3.9	4.2	727	(3.9)	(3.7)

Balance sheet and activity metrics
Loans and advances to customers	139,300	2.1	2.7	139,300	2.7	3.2
Customer deposits	84,005	(0.1)	0.5	84,005	9.2	9.7

Memorandum items:
Gross loans and advances to customers [1]	142,351	2.0	2.7	142,351	2.9	3.4
Customer funds	88,774	0.1	0.6	88,774	9.5	9.9
Customer deposits [2]	84,005	(0.1)	0.5	84,005	9.2	9.7
Mutual funds	4,769	2.3	2.3	4,769	14.9	14.9
1. Excluding reverse repos.
2. Excluding repos.

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Information by segment

DCB US						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,129	(7.5)	(0.3)	2,350	1.2	2.2
Net fee income	90	6.7	14.4	175	32.8	34.1
Total income	1,270	(6.8)	0.5	2,631	(0.9)	0.1
Administrative expenses and amortizations	(520)	(9.3)	(2.1)	(1,094)	0.2	1.2
Net operating income	749	(4.9)	2.4	1,537	(1.7)	(0.7)
Net loan-loss provisions	(466)	(11.1)	(4.0)	(990)	(13.8)	(12.9)
Profit before tax	265	12.4	20.4	501	40.9	42.3

Balance sheet and activity metrics
Loans and advances to customers	44,830	(10.9)	(3.1)	44,830	(15.8)	(7.7)
Customer deposits	45,613	(6.3)	1.9	45,613	1.1	10.9

Memorandum items:
Gross loans and advances to customers [1]	48,389	(10.6)	(2.8)	48,389	(15.4)	(7.2)
Customer funds	49,159	(5.8)	2.4	49,159	1.5	11.3
Customer deposits [2]	45,572	(6.3)	1.9	45,572	1.1	10.8
Mutual funds	3,587	0.2	8.9	3,587	7.3	17.7

1. Excluding reverse repos.
2. Excluding repos.

January - June 2025	59

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Information by segment

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,013	6.4	10.0	1,966	(2.4)	3.7
Net fee income	637	(11.1)	(8.2)	1,353	5.7	8.8
Gains (losses) on financial transactions [1]	252	(52.0)	(49.8)	778	11.5	14.0
Other operating income	231	774.8	769.2	258	38.7	37.3
Total income	2,134	(3.9)	(0.8)	4,354	4.2	8.6
Administrative expenses and amortizations	(950)	(0.2)	3.4	(1,903)	5.1	8.4
Net operating income	1,183	(6.7)	(4.0)	2,452	3.6	8.8
Net loan-loss provisions	(72)	461.7	468.4	(85)	(8.1)	(5.2)
Other gains (losses) and provisions	(27)	22.8	22.8	(48)	(61.1)	(60.5)
Profit before tax	1,084	(12.1)	(9.4)	2,318	7.8	13.6
Tax on profit	(308)	(16.3)	(13.7)	(677)	5.0	11.6
Profit from continuing operations	776	(10.3)	(7.6)	1,641	9.0	14.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	776	(10.3)	(7.6)	1,641	9.0	14.5
Non-controlling interests	(48)	(19.4)	(15.9)	(107)	5.7	10.9
Underlying attributable profit to the parent	728	(9.7)	(7.0)	1,534	9.2	14.7

Balance sheet and activity metrics
Loans and advances to customers	191,313	(1.2)	2.0	191,313	1.8	6.3
Customer deposits	211,123	(7.4)	(4.6)	211,123	2.3	7.8

Memorandum items:
Gross loans and advances to customers ²	135,231	(4.5)	(1.5)	135,231	(5.9)	(1.9)
Customer funds	140,982	(6.9)	(4.2)	140,982	(1.6)	3.0
Customer deposits ³	125,259	(6.5)	(3.9)	125,259	(4.0)	0.2
Mutual funds	15,723	(9.4)	(6.7)	15,723	23.1	32.7
Risk-weighted assets	104,835	(2.8)		104,835	(14.3)

Ratios (%)
RoTE	20.7	(1.7)		21.6	2.7
RoTE (post-AT1)	20.0	(1.7)		20.8	2.7
Efficiency ratio	44.5	1.7		43.7	0.4
NPL ratio	0.71	(0.03)		0.71	(0.32)
NPL coverage ratio	45.1	5.8		45.1	9.1
Number of employees	13,486	(0.4)		13,486

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - June 2025

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Information by segment

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	354	(5.8)	(3.4)	729	(17.1)	(15.8)
Net fee income	423	1.0	3.6	842	16.8	20.2
Gains (losses) on financial transactions [1]	100	22.3	24.5	181	50.6	54.7
Other operating income	136	(5.5)	(3.8)	279	138.8	174.8
Total income	1,012	(0.7)	1.7	2,032	10.6	13.8
Administrative expenses and amortizations	(354)	(5.0)	(2.1)	(726)	6.1	9.0
Net operating income	659	1.7	3.8	1,306	13.2	16.7
Net loan-loss provisions	(13)	72.8	74.1	(21)	21.5	23.3
Other gains (losses) and provisions	(10)	—	—	(11)	(62.6)	(62.4)
Profit before tax	635	(0.6)	1.5	1,274	15.2	18.8
Tax on profit	(135)	(5.2)	(3.3)	(277)	1.4	3.7
Profit from continuing operations	500	0.7	2.8	997	19.7	23.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	500	0.7	2.8	997	19.7	23.8
Non-controlling interests	(23)	(9.0)	(5.9)	(49)	26.3	29.4
Underlying attributable profit to the parent	477	1.2	3.3	948	19.3	23.5

Balance sheet and activity metrics
Loans and advances to customers	25,048	1.8	5.3	25,048	8.9	13.4
Customer deposits	62,437	(0.7)	1.3	62,437	1.2	3.5

Memorandum items:
Gross loans and advances to customers ²	25,218	1.8	5.3	25,218	8.9	13.4
Customer funds	176,965	(1.4)	0.5	176,965	6.6	9.8
Customer deposits ³	61,566	(0.8)	1.3	61,566	1.2	3.4
Mutual funds	115,400	(1.7)	0.1	115,400	9.8	13.6
Risk-weighted assets	16,887	4.1		16,887	47.7
Assets under management	514,009	0.5	2.5	514,009	7.6	11.4
Gross written premiums	2,925	9.7	12.6	5,592	(2.1)	6.0

Ratios (%) and customers
RoTE	67.3	(1.5)		68.1	(7.1)
RoTE (post-AT1)	66.6	(1.4)		67.3	(7.0)
Efficiency ratio	34.9	(1.6)		35.7	(1.5)
NPL ratio	0.96	(0.01)		0.96	(0.12)
NPL coverage ratio	70.3	3.9		70.3	11.2
Number of employees	7,668	(0.3)		7,668
Number of Private Banking customers (thousands)	305	1.3		305	7.9

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	61

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Information by segment

PAYMENTS						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	726	5.9	9.4	1,411	8.4	21.6
Net fee income	734	6.0	8.8	1,428	6.2	15.1
Gains (losses) on financial transactions [1]	(18)	277.7	272.3	(22)	—	—
Other operating income	14	48.3	42.2	24	171.6	90.4
Total income	1,457	5.3	8.4	2,840	6.8	17.4
Administrative expenses and amortizations	(592)	(2.6)	(0.8)	(1,200)	(3.6)	2.1
Net operating income	865	11.5	15.6	1,641	16.0	32.0
Net loan-loss provisions	(479)	(2.7)	0.9	(970)	13.9	29.0
Other gains (losses) and provisions	(40)	12.3	14.9	(76)	(73.6)	(73.4)
Profit before tax	346	39.4	45.1	594	116.8	191.0
Tax on profit	(116)	18.6	23.5	(214)	2.8	17.4
Profit from continuing operations	230	52.9	59.1	380	475.6	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	230	52.9	59.1	380	475.6	—
Non-controlling interests	(21)	(13.9)	(9.7)	(46)	12.0	20.8
Underlying attributable profit to the parent	209	65.9	72.5	335	—	—

Balance sheet and activity metrics
Loans and advances to customers	23,358	0.2	2.6	23,358	11.5	18.8
Customer deposits	1,043	(7.6)	(7.6)	1,043	3.5	3.5

Memorandum items:
Gross loans and advances to customers ²	25,041	(0.6)	1.8	25,041	10.6	18.0
Customer funds	1,043	(7.6)	(7.6)	1,043	3.5	3.5
Customer deposits ³	1,043	(7.6)	(7.6)	1,043	3.5	3.5
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	23,068	0.5		23,068	12.0

Ratios (%)
RoTE	28.9	11.5		23.2	21.3
RoTE (post-AT1)	28.2	11.5		22.4	21.3
NPL ratio	5.11	(0.77)		5.11	(0.05)
NPL coverage ratio	131.2	5.2		131.2	(13.1)
Number of employees	21,643	(0.3)		0.0

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - June 2025

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Information by segment

PagoNxt							Q
EUR million
		/	Q1'25			/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25	H1'24%		% excl. FX
Net interest income	42	10.8	14.5	80	62	29.4	45.1
Net fee income	265	8.4	11.0	510	456	11.7	21.7
Gains (losses) on financial transactions [1]	(21)	192.6	194.0	(28)	0	—	—
Other operating income	38	(6.8)	(6.8)	80	64	23.4	24.9
Total income	325	2.6	4.9	641	583	9.9	19.2
Administrative expenses and amortizations	(290)	1.4	2.8	(576)	(601)	(4.2)	0.1
Net operating income	35	13.4	25.2	65	(18)	—	—
Net loan-loss provisions	(5)	(16.7)	(15.3)	(11)	(9)	16.4	25.8
Other gains (losses) and provisions	(21)	75.2	80.1	(33)	(259)	(87.2)	(87.2)
Profit before tax	9	(30.8)	(10.8)	22	(286)	—	—
Tax on profit	3	—	—	(1)	(16)	(91.2)	(86.3)
Profit from continuing operations	11	28.0	53.2	20	(302)	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	11	28.0	53.2	20	(302)	—	—
Non-controlling interests	0	(95.3)	(92.8)	(5)	(3)	68.0	92.9
Underlying attributable profit to the parent	11	149.9	223.8	16	(304)	—	—

Balance sheet and activity metrics
Loans and advances to customers	1,229	(6.6)	(4.9)	1,229	733	67.7	78.7
Customer deposits	999	(8.4)	(8.4)	999	994	0.5	0.5

Memorandum items:
Gross loans and advances to customers ²	1,249	(6.6)	(5.0)	1,249	755	65.4	75.9
Customer funds	999	(8.4)	(8.4)	999	994	0.5	0.5
Customer deposits ³	999	(8.4)	(8.4)	999	994	0.5	0.5
Mutual funds	—	—	—	—	—	—	—
Risk-weighted assets	6,189	2.1		6,189	4,246	45.8
Total transactions (Getnet, million)	2,596	3.6		5,102	4,759	7.2
Total payments volume (Getnet)	57,261	2.7	5.5	113,037	107,647	5.0	15.5

Ratios (%)
EBITDA margin	29.0	0.3		28.8	20.1	8.7
Efficiency ratio	89.3	(1.0)		89.8	103.0	(13.2)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	63

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Information by segment

Cards						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	683	5.6	9.1	1,330	7.3	20.4
Net fee income	469	4.6	7.5	918	3.4	11.7
Gains (losses) on financial transactions [1]	3	34.4	42.0	6	60.7	47.1
Other operating income	(24)	(23.8)	(22.4)	(55)	(0.3)	8.7
Total income	1,132	6.1	9.4	2,199	6.0	16.9
Administrative expenses and amortizations	(302)	(6.1)	(4.0)	(624)	(3.0)	3.9
Net operating income	830	11.4	15.3	1,575	10.0	23.1
Net loan-loss provisions	(474)	(2.5)	1.1	(960)	13.8	29.1
Other gains (losses) and provisions	(19)	(19.3)	(17.6)	(43)	47.3	49.2
Profit before tax	337	43.2	47.8	572	2.3	12.7
Tax on profit	(119)	26.3	30.4	(212)	10.6	23.6
Profit from continuing operations	219	54.5	59.4	360	(2.1)	7.2
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	219	54.5	59.4	360	(2.1)	7.2
Non-controlling interests	(21)	4.0	8.6	(41)	8.0	15.9
Underlying attributable profit to the parent	198	62.8	67.8	319	(3.3)	6.2

Balance sheet and activity metrics
Loans and advances to customers	22,129	0.6	3.0	22,129	9.5	16.6
Customer deposits	45	14.9	14.9	45	211.0	211.0

Memorandum items:
Gross loans and advances to customers ²	23,792	(0.2)	2.2	23,792	8.8	16.0
Customer funds	45	14.9	14.9	45	211.0	211.0
Customer deposits ³	45	14.9	14.9	45	211.0	211.0
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	16,879	0.0		16,879	3.3
Number of cards (million)[4]	106	(0.2)		106	1.6

Ratios (%)
RoTE	32.0	12.1		26.0	(1.9)
RoTE (post-AT1)	31.3	12.1		25.3	(1.9)
Efficiency ratio	26.7	(3.5)		28.4	(2.6)
NPL ratio	5.22	(0.89)		5.22	0.02
NPL coverage ratio	133.6	6.9		133.6	(12.6)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Total number of Cards in the Group, including those managed within Consumer's perimeter.

64	January - June 2025

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Information by segment

CORPORATE CENTRE						Q
EUR million
			/ Q1'25			/ H1'24
Underlying income statement	Q2'25	Q1'25%		H1'25	H1'24%
Net interest income	(120)	(112)	7.7	(232)	(100)	132.9
Net fee income	(7)	(9)	(20.8)	(16)	1	—
Gains (losses) on financial transactions [1]	(53)	(91)	(42.1)	(143)	(284)	(49.6)
Other operating income	45	(4)	—	41	33	23.5
Total income	(135)	(215)	(37.2)	(351)	(350)	0.1
Administrative expenses and amortizations	(97)	(87)	11.1	(184)	(174)	6.2
Net operating income	(232)	(303)	(23.2)	(535)	(524)	2.1
Net loan-loss provisions	(98)	(99)	(0.6)	(197)	(2)	—
Other gains (losses) and provisions	(45)	(30)	50.3	(74)	(80)	(7.1)
Profit before tax	(375)	(431)	(13.0)	(807)	(606)	33.1
Tax on profit	56	37	51.1	93	(3)	—
Profit from continuing operations	(319)	(394)	(19.0)	(713)	(609)	17.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(319)	(394)	(19.0)	(713)	(609)	17.1
Non-controlling interests	0	0	—	0	0	—
Underlying attributable profit to the parent	(319)	(394)	(19.0)	(713)	(609)	17.1

Balance sheet
Loans and advances to customers	6,052	5,845	3.5	6,052	5,629	7.5
Cash, central banks and credit institutions	94,853	105,926	(10.5)	94,853	96,925	(2.1)
Debt instruments	10,556	11,158	(5.4)	10,556	9,622	9.7
Other financial assets	1,784	1,609	10.8	1,784	934	91.0
Other asset accounts	118,888	124,957	(4.9)	118,888	124,659	(4.6)
Total assets	232,133	249,496	(7.0)	232,133	237,769	(2.4)
Customer deposits	1,841	1,341	37.3	1,841	1,729	6.4
Central banks and credit institutions	17,048	27,844	(38.8)	17,048	21,463	(20.6)
Marketable debt securities	109,719	111,631	(1.7)	109,719	110,786	(1.0)
Other financial liabilities	14	145	(90.4)	14	1,748	(99.2)
Other liabilities accounts	7,338	7,056	4.0	7,338	7,762	(5.5)
Total liabilities	135,960	148,017	(8.1)	135,960	143,488	(5.2)
Total equity	96,173	101,479	(5.2)	96,173	94,281	2.0

Memorandum items:
Gross loans and advances to customers [2]	6,199	5,932	4.5	6,199	5,726	8.3
Customer funds	1,841	1,341	37.3	1,841	1,594	15.4
Customer deposits [3]	1,841	1,341	37.3	1,841	1,594	15.4
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,812	1,793	1.1	1,812
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	65

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Information by segment

Spain				Q
EUR million
		/ Q1'25		/ H1'24
Underlying income statement	Q2'25%		H1'25%
Net interest income	1,806	1.5	3,585	(1.9)
Net fee income	735	(4.1)	1,503	1.3
Gains (losses) on financial transactions [1]	124	(72.4)	572	22.2
Other operating income	372	174.2	507	10.9
Total income	3,036	(3.0)	6,167	1.7
Administrative expenses and amortizations	(1,051)	0.2	(2,099)	1.7
Net operating income	1,986	(4.6)	4,067	1.7
Net loan-loss provisions	(295)	(2.6)	(599)	(9.0)
Other gains (losses) and provisions	(103)	(22.8)	(236)	(64.3)
Profit before tax	1,588	(3.5)	3,232	20.6
Tax on profit	(476)	(4.3)	(974)	5.3
Profit from continuing operations	1,111	(3.1)	2,258	28.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,111	(3.1)	2,258	28.6
Non-controlling interests	0	(55.5)	0	564.1
Underlying attributable profit to the parent	1,111	(3.1)	2,258	28.6

Balance sheet
Loans and advances to customers	264,034	3.9	264,034	4.9
Cash, central banks and credit institutions	99,076	4.0	99,076	19.6
Debt instruments	95,952	(8.8)	95,952	24.3
Other financial assets	48,665	7.2	48,665	6.0
Other asset accounts	16,435	(2.9)	16,435	(3.8)
Total assets	524,161	1.4	524,161	10.4
Customer deposits	346,323	0.7	346,323	9.9
Central banks and credit institutions	49,834	9.9	49,834	23.4
Marketable debt securities	26,379	0.1	26,379	(6.5)
Other financial liabilities	62,762	(0.1)	62,762	22.2
Other liabilities accounts	21,544	4.0	21,544	(1.5)
Total liabilities	506,842	1.6	506,842	10.9
Total equity	17,319	(3.2)	17,319	(2.5)

Memorandum items:
Gross loans and advances to customers [2]	232,478	1.5	232,478	(0.8)
Customer funds	404,967	2.3	404,967	5.9
Customer deposits [3]	306,005	2.3	306,005	3.2
Mutual funds	98,961	2.3	98,961	15.4

Ratios (%), operating means and customers
RoTE	26.0	(0.4)	26.1	5.7
RoTE (post-AT1)	25.2	(0.3)	25.3	5.7
Efficiency ratio	34.6	1.1	34.0	—
NPL ratio	2.15	(0.41)	2.15	(0.76)
NPL coverage ratio	53.2	0.4	53.2	3.1
Number of branches	1,724	(3.8)	1,724	(5.9)
Number of total customers (thousands)	15,380	0.5	15,380	1.7
Number of active customers (thousands)	9,040	1.1	9,040	4.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - June 2025

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Information by segment

United Kingdom
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,244	(4.2)	(2.6)	2,543	6.8	5.2
Net fee income	84	2.2	3.8	166	16.8	15.1
Gains (losses) on financial transactions [1]	(27)	(33.5)	(32.2)	(68)	785.7	773.0
Other operating income	0	(50.3)	(49.1)	1	108.8	105.8
Total income	1,302	(2.9)	(1.3)	2,642	5.0	3.5
Administrative expenses and amortizations	(707)	(1.7)	(0.2)	(1,427)	(1.7)	(3.1)
Net operating income	594	(4.2)	(2.7)	1,215	14.1	12.4
Net loan-loss provisions	(60)	14.6	16.3	(113)	83.6	81.0
Other gains (losses) and provisions	(154)	(17.6)	(16.1)	(340)	119.8	116.7
Profit before tax	380	(0.3)	1.3	762	(10.2)	(11.5)
Tax on profit	(105)	8.0	9.6	(202)	(7.8)	(9.1)
Profit from continuing operations	276	(3.1)	(1.6)	560	(11.1)	(12.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	276	(3.1)	(1.6)	560	(11.1)	(12.3)
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	276	(3.1)	(1.6)	560	(11.1)	(12.3)

Balance sheet
Loans and advances to customers	239,958	(3.4)	(1.0)	239,958	(4.3)	(3.2)
Cash, central banks and credit institutions	59,091	10.9	13.5	59,091	17.1	18.4
Debt instruments	13,048	(10.9)	(8.7)	13,048	4.7	5.8
Other financial assets	290	14.1	16.8	290	(5.0)	(3.9)
Other asset accounts	4,529	16.2	19.0	4,529	3.7	4.9
Total assets	316,916	(1.1)	1.3	316,916	(0.5)	0.7
Customer deposits	222,832	(1.8)	0.5	222,832	(3.1)	(2.0)
Central banks and credit institutions	23,551	0.2	2.6	23,551	(8.4)	(7.3)
Marketable debt securities	53,382	1.2	3.6	53,382	18.9	20.2
Other financial liabilities	2,743	(16.0)	(14.0)	2,743	(41.7)	(41.1)
Other liabilities accounts	1,961	20.9	23.8	1,961	36.7	38.2
Total liabilities	304,468	(1.2)	1.2	304,468	(0.7)	0.4
Total equity	12,448	1.7	4.1	12,448	6.5	7.7

Memorandum items:
Gross loans and advances to customers [2]	229,393	(2.2)	0.2	229,393	(2.8)	(1.7)
Customer funds	223,958	(1.7)	0.7	223,958	(2.8)	(1.7)
Customer deposits [3]	216,443	(1.8)	0.6	216,443	(2.9)	(1.8)
Mutual funds	7,516	0.4	2.8	7,516	(1.0)	0.1

Ratios (%), operating means and customers
RoTE	9.1	(0.6)		9.4	(1.5)
RoTE (post-AT1)	8.6	(0.5)		8.9	(1.4)
Efficiency ratio	54.3	0.6		54.0	(3.7)
NPL ratio	1.25	0.01		1.25	(0.21)
NPL coverage ratio	31.0	0.2		31.0	2.5
Number of branches	420	(5.4)		420	(5.4)
Number of total customers (thousands)	22,571	0.1		22,571	0.4
Number of active customers (thousands)	13,551	(0.2)		13,551	(1.5)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	67

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Information by segment

Portugal
EUR million
		/ Q1'25		/ H1'24
Underlying income statement	Q2'25%		H1'25%
Net interest income	336	(3.3)	684	(18.9)
Net fee income	129	2.7	255	5.0
Gains (losses) on financial transactions [1]	19	(1.6)	39	12.5
Other operating income	4	(52.3)	14	(33.7)
Total income	489	(2.7)	992	(13.1)
Administrative expenses and amortizations	(134)	(1.6)	(269)	0.7
Net operating income	356	(3.1)	723	(17.3)
Net loan-loss provisions	(5)	—	9	—
Other gains (losses) and provisions	—	(75.3)	(1)	(97.2)
Profit before tax	350	(7.8)	730	(12.4)
Tax on profit	(103)	1.8	(205)	(24.2)
Profit from continuing operations	247	(11.3)	526	(6.7)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	247	(11.3)	526	(6.7)
Non-controlling interests	(1)	6.6	(1)	(7.9)
Underlying attributable profit to the parent	247	(11.3)	525	(6.7)

Balance sheet
Loans and advances to customers	39,684	2.0	39,684	5.3
Cash, central banks and credit institutions	4,003	(5.6)	4,003	(42.4)
Debt instruments	15,170	1.4	15,170	21.0
Other financial assets	1,175	7.6	1,175	5.1
Other asset accounts	1,042	6.8	1,042	(0.8)
Total assets	61,074	1.5	61,074	2.9
Customer deposits	39,676	1.6	39,676	5.2
Central banks and credit institutions	8,860	0.7	8,860	(0.8)
Marketable debt securities	5,583	(3.0)	5,583	17.5
Other financial liabilities	344	(0.7)	344	1.3
Other liabilities accounts	3,413	3.3	3,413	(4.7)
Total liabilities	57,876	1.1	57,876	4.6
Total equity	3,198	8.8	3,198	(20.0)

Memorandum items:
Gross loans and advances to customers [2]	40,427	2.0	40,427	5.2
Customer funds	44,878	1.9	44,878	6.3
Customer deposits [3]	39,676	1.6	39,676	5.2
Mutual funds	5,202	3.9	5,202	15.5

Ratios (%), operating means and customers
RoTE	32.1	1.0	31.5	2.7
RoTE (post-AT1)	31.6	1.0	31.1	2.6
Efficiency ratio	27.3	0.3	27.1	3.7
NPL ratio	2.25	0.00	2.25	(0.17)
NPL coverage ratio	82.4	0.7	82.4	2.5
Number of branches	373	0.0	373	(0.3)
Number of total customers (thousands)	2,964	(0.5)	2,964	0.6
Number of active customers (thousands)	1,920	0.4	1,920	3.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

68	January - June 2025

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Information by segment

Poland						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	736	(1.2)	0.2	1,480	7.0	4.8
Net fee income	184	(3.0)	(1.6)	373	10.1	7.9
Gains (losses) on financial transactions [1]	32	176.0	178.7	44	83.6	80.0
Other operating income	7	—	—	(55)	58.0	54.8
Total income	959	8.6	10.0	1,842	7.6	5.5
Administrative expenses and amortizations	(256)	0.1	1.5	(512)	9.7	7.6
Net operating income	703	12.0	13.5	1,330	6.8	4.7
Net loan-loss provisions	(43)	(45.2)	(44.1)	(120)	(59.5)	(60.3)
Other gains (losses) and provisions	(195)	297.4	301.0	(245)	44.2	41.3
Profit before tax	465	(7.1)	(5.8)	965	23.9	21.5
Tax on profit	(115)	(6.1)	(4.7)	(237)	14.5	12.2
Profit from continuing operations	350	(7.5)	(6.1)	728	27.4	24.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	350	(7.5)	(6.1)	728	27.4	24.8
Non-controlling interests	(131)	(7.0)	(5.6)	(272)	46.6	43.7
Underlying attributable profit to the parent	219	(7.8)	(6.4)	457	18.2	15.8

Balance sheet
Loans and advances to customers	39,380	1.0	2.3	39,380	8.4	6.7
Cash, central banks and credit institutions	9,880	1.7	3.0	9,880	21.1	19.3
Debt instruments	18,689	(8.9)	(7.7)	18,689	19.2	17.4
Other financial assets	852	38.4	40.1	852	74.8	72.1
Other asset accounts	2,243	8.7	10.1	2,243	24.5	22.6
Total assets	71,044	(1.2)	0.1	71,044	13.7	12.0
Customer deposits	51,979	(2.3)	(1.1)	51,979	10.5	8.8
Central banks and credit institutions	6,050	13.5	14.9	6,050	41.4	39.3
Marketable debt securities	2,859	4.6	5.9	2,859	30.8	28.8
Other financial liabilities	1,735	1.0	2.3	1,735	5.3	3.7
Other liabilities accounts	1,953	25.7	27.3	1,953	52.4	50.0
Total liabilities	64,576	0.1	1.3	64,576	14.4	12.7
Total equity	6,468	(12.0)	(10.9)	6,468	7.4	5.8

Memorandum items:
Gross loans and advances to customers [2]	39,989	0.5	1.7	39,989	7.7	6.0
Customer funds	58,832	(0.7)	0.5	58,832	13.1	11.4
Customer deposits [3]	51,585	(1.5)	(0.2)	51,585	11.9	10.1
Mutual funds	7,247	4.8	6.1	7,247	22.9	21.0

Ratios (%), operating means and customers
RoTE	23.7	0.9		23.2	3.8
RoTE (post-AT1)	23.0	0.8		22.5	3.8
Efficiency ratio	26.7	(2.3)		27.8	0.5
NPL ratio	3.38	(0.14)		3.38	(0.01)
NPL coverage ratio	63.8	0.1		63.8	(11.3)
Number of branches	361	(0.3)		361	(3.2)
Number of total customers (thousands)	6,020	(0.4)		6,020	1.8
Number of active customers (thousands)	4,709	0.8		4,709	3.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	69

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Information by segment

DCB EUROPE
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,155	3.8	4.1	2,266	3.6	3.7
Net fee income	185	(1.5)	(1.3)	372	(17.4)	(17.4)
Gains (losses) on financial transactions [1]	(16)	260.4	259.5	(20)	—	—
Other operating income	101	(6.0)	(5.5)	208	1.3	1.1
Total income	1,424	1.6	1.8	2,827	(0.9)	(0.9)
Administrative expenses and amortizations	(660)	(1.0)	(0.8)	(1,326)	0.5	0.6
Net operating income	765	3.9	4.2	1,500	(2.2)	(2.2)
Net loan-loss provisions	(284)	(15.5)	(15.2)	(619)	6.0	5.9
Other gains (losses) and provisions	(111)	154.3	156.1	(154)	(20.2)	(20.8)
Profit before tax	371	3.9	4.2	727	(3.9)	(3.7)
Tax on profit	(108)	7.9	8.0	(209)	15.4	15.6
Profit from continuing operations	262	2.3	2.6	518	(10.0)	(9.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	262	2.3	2.6	518	(10.0)	(9.8)
Non-controlling interests	(60)	(5.6)	(5.5)	(123)	(0.8)	(0.7)
Underlying attributable profit to the parent	203	4.9	5.3	396	(12.5)	(12.3)

Balance sheet
Loans and advances to customers	139,300	2.1	2.7	139,300	2.7	3.2
Cash, central banks and credit institutions	17,694	3.8	4.6	17,694	(7.5)	(6.9)
Debt instruments	8,115	1.1	1.7	8,115	37.0	37.1
Other financial assets	105	4.3	4.4	105	6.8	6.9
Other asset accounts	11,752	3.1	3.8	11,752	11.2	11.8
Total assets	176,966	2.3	2.9	176,966	3.3	3.8
Customer deposits	84,005	(0.1)	0.5	84,005	9.2	9.7
Central banks and credit institutions	31,183	9.6	11.3	31,183	6.6	7.8
Marketable debt securities	39,781	1.7	1.9	39,781	(10.3)	(10.0)
Other financial liabilities	2,585	17.5	17.8	2,585	3.1	3.1
Other liabilities accounts	5,683	5.4	6.1	5,683	10.5	10.8
Total liabilities	163,237	2.5	3.2	163,237	3.2	3.7
Total equity	13,730	(0.7)	0.2	13,730	4.4	5.1

Memorandum items:
Gross loans and advances to customers [2]	142,351	2.0	2.7	142,351	2.9	3.4
Customer funds	88,774	0.1	0.6	88,774	9.5	9.9
Customer deposits [3]	84,005	(0.1)	0.5	84,005	9.2	9.7
Mutual funds	4,769	2.3	2.3	4,769	14.9	14.9

Ratios (%), operating means and customers
RoTE	7.9	0.3		7.7	(1.2)
RoTE (post-AT1)	7.0	0.3		6.9	(1.2)
Efficiency ratio	46.3	(1.2)		46.9	0.7
NPL ratio	2.62	0.00		2.62	0.30
NPL coverage ratio	82.3	0.1		82.3	(3.1)
Number of branches	297	(8.3)		297	(9.2)
Number of total customers (thousands)	19,579	(0.2)		19,579	0.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

70	January - June 2025

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Information by segment

United States
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,450	(3.3)	4.1	2,949	4.4	5.5
Net fee income	323	(8.8)	(1.7)	678	25.8	27.1
Gains (losses) on financial transactions [1]	76	(21.6)	(15.0)	172	(13.0)	(12.1)
Other operating income	64	1.1	8.6	128	(38.7)	(38.1)
Total income	1,913	(5.0)	2.3	3,927	4.2	5.2
Administrative expenses and amortizations	(937)	(7.0)	0.3	(1,944)	2.2	3.2
Net operating income	976	(3.0)	4.4	1,983	6.2	7.3
Net loan-loss provisions	(493)	(7.8)	(0.6)	(1,028)	(12.2)	(11.3)
Other gains (losses) and provisions	(26)	6.9	14.7	(51)	(38.9)	(38.2)
Profit before tax	457	2.1	9.7	904	47.5	49.0
Tax on profit	(35)	14.2	22.2	(65)	—	—
Profit from continuing operations	422	1.3	8.8	839	26.2	27.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	422	1.3	8.8	839	26.2	27.5
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	422	1.3	8.8	839	26.2	27.5

Balance sheet
Loans and advances to customers	122,610	(10.2)	(2.4)	122,610	(10.0)	(1.3)
Cash, central banks and credit institutions	28,070	(1.4)	7.1	28,070	14.5	25.6
Debt instruments	38,151	25.7	36.6	38,151	43.6	57.6
Other financial assets	2,284	(0.6)	8.0	2,284	(5.1)	4.2
Other asset accounts	12,944	(14.2)	(6.8)	12,944	(21.8)	(14.2)
Total assets	204,059	(4.1)	4.3	204,059	(1.1)	8.5
Customer deposits	113,937	(7.1)	1.0	113,937	(7.9)	1.1
Central banks and credit institutions	37,731	21.2	31.7	37,731	38.9	52.3
Marketable debt securities	28,656	(15.2)	(7.8)	28,656	(7.0)	2.1
Other financial liabilities	5,825	(11.3)	(3.6)	5,825	(0.1)	9.6
Other liabilities accounts	3,074	(7.3)	0.8	3,074	1.8	11.7
Total liabilities	189,223	(4.2)	4.2	189,223	(0.7)	9.0
Total equity	14,835	(3.2)	5.3	14,835	(5.8)	3.3

Memorandum items:
Gross loans and advances to customers [2]	105,970	(9.5)	(1.6)	105,970	(10.2)	(1.5)
Customer funds	96,993	(8.0)	0.0	96,993	(4.8)	4.4
Customer deposits [3]	82,828	(9.0)	(1.1)	82,828	(6.5)	2.6
Mutual funds	14,165	(1.9)	6.6	14,165	6.1	16.4

Ratios (%), operating means and customers
RoTE	11.8	0.5		11.6	2.3
RoTE (post-AT1)	11.2	0.5		11.0	2.3
Efficiency ratio	49.0	(1.0)		49.5	(1.0)
NPL ratio	4.65	0.20		4.65	0.32
NPL coverage ratio	63.1	(0.7)		63.1	(4.8)
Number of branches	403	(0.2)		403	(1.5)
Number of total customers (thousands)	4,477	(0.4)		4,477	(0.6)
Number of active customers (thousands)	4,279	(0.6)		4,279	(1.6)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - June 2025	71

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Information by segment

Mexico						Q
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	1,109	(1.8)	1.1	2,238	(7.6)	8.9
Net fee income	339	(3.1)	(0.2)	689	(6.0)	10.8
Gains (losses) on financial transactions [1]	73	13.9	17.0	136	(5.2)	11.7
Other operating income	(16)	(57.0)	(54.9)	(54)	(1.4)	16.3
Total income	1,504	(0.1)	2.8	3,010	(7.2)	9.4
Administrative expenses and amortizations	(617)	(1.7)	1.2	(1,245)	(7.3)	9.3
Net operating income	887	1.1	4.0	1,765	(7.2)	9.4
Net loan-loss provisions	(302)	(0.6)	2.3	(607)	(15.9)	(0.8)
Other gains (losses) and provisions	(34)	9.2	12.2	(65)	104.1	140.6
Profit before tax	551	1.5	4.5	1,093	(4.8)	12.2
Tax on profit	(150)	1.6	4.5	(297)	(3.1)	14.2
Profit from continuing operations	401	1.5	4.5	796	(5.4)	11.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	401	1.5	4.5	796	(5.4)	11.5
Non-controlling interests	(1)	(12.3)	(9.5)	(2)	(6.6)	10.1
Underlying attributable profit to the parent	400	1.6	4.5	794	(5.4)	11.5

Balance sheet
Loans and advances to customers	42,983	(0.8)	(0.6)	42,983	(8.2)	4.0
Cash, central banks and credit institutions	10,738	(2.1)	(1.9)	10,738	11.4	26.2
Debt instruments	26,686	(2.3)	(2.1)	26,686	(11.8)	(0.1)
Other financial assets	4,124	(6.5)	(6.3)	4,124	(33.0)	(24.1)
Other asset accounts	5,378	(0.1)	0.1	5,378	(14.7)	(3.4)
Total assets	89,908	(1.7)	(1.4)	89,908	(9.3)	2.7
Customer deposits	48,394	(1.1)	(0.9)	48,394	(10.3)	1.6
Central banks and credit institutions	14,280	(3.9)	(3.6)	14,280	(4.0)	8.7
Marketable debt securities	9,261	11.6	11.9	9,261	6.8	20.9
Other financial liabilities	7,355	(10.8)	(10.6)	7,355	(21.7)	(11.3)
Other liabilities accounts	2,737	(9.0)	(8.8)	2,737	(19.9)	(9.2)
Total liabilities	82,027	(1.6)	(1.3)	82,027	(9.2)	2.9
Total equity	7,881	(2.5)	(2.2)	7,881	(10.7)	1.1

Memorandum items:
Gross loans and advances to customers [2]	44,313	(0.5)	(0.2)	44,313	(6.4)	6.1
Customer funds	62,330	1.6	1.8	62,330	(3.2)	9.7
Customer deposits [3]	41,261	0.3	0.5	41,261	(8.0)	4.3
Mutual funds	21,070	4.2	4.4	21,070	7.9	22.2

Ratios (%), operating means and customers
RoTE	21.7	0.7		21.4	2.3
RoTE (post-AT1)	21.3	0.7		21.0	2.3
Efficiency ratio	41.0	(0.7)		41.4	—
NPL ratio	2.93	0.14		2.93	0.15
NPL coverage ratio	99.4	(2.5)		99.4	(3.1)
Number of branches	1,332	(0.7)		1,332	(1.8)
Number of total customers (thousands)	21,696	1.4		21,696	3.5
Number of active customers (thousands)	11,218	2.6		11,218	5.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

72	January - June 2025

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Information by segment

Brazil
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	2,338	(2.7)	1.6	4,740	(9.5)	3.7
Net fee income	757	(4.6)	(0.3)	1,549	(10.7)	2.3
Gains (losses) on financial transactions [1]	(36)	—	—	(14)	122.2	154.4
Other operating income	27	340.8	352.6	33	57.2	79.9
Total income	3,085	(4.3)	—	6,309	(9.7)	3.4
Administrative expenses and amortizations	(1,002)	(5.4)	(1.1)	(2,061)	(9.0)	4.2
Net operating income	2,083	(3.8)	0.5	4,248	(10.0)	3.1
Net loan-loss provisions	(1,124)	(3.6)	0.6	(2,290)	(1.4)	12.9
Other gains (losses) and provisions	(213)	9.6	14.2	(407)	(12.0)	0.8
Profit before tax	747	(7.2)	(3.0)	1,551	(19.8)	(8.2)
Tax on profit	(210)	(14.8)	(10.8)	(456)	(32.7)	(23.0)
Profit from continuing operations	537	(3.8)	0.5	1,096	(12.9)	(0.3)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	537	(3.8)	0.5	1,096	(12.9)	(0.3)
Non-controlling interests	(50)	1.5	5.9	(99)	(14.8)	(2.5)
Underlying attributable profit to the parent	487	(4.3)	(0.1)	996	(12.7)	—

Balance sheet
Loans and advances to customers	84,691	(4.2)	(1.0)	84,691	(8.9)	(1.9)
Cash, central banks and credit institutions	51,655	(6.1)	(2.9)	51,655	4.0	12.1
Debt instruments	44,945	(4.6)	(1.4)	44,945	(3.5)	4.0
Other financial assets	9,226	1.2	4.6	9,226	18.9	28.1
Other asset accounts	14,933	0.6	4.0	14,933	9.7	18.2
Total assets	205,450	(4.2)	(1.0)	205,450	(2.5)	5.1
Customer deposits	90,771	(7.9)	(4.8)	90,771	(8.2)	(1.1)
Central banks and credit institutions	33,775	(2.7)	0.6	33,775	3.1	11.1
Marketable debt securities	26,593	—	3.4	26,593	4.8	13.0
Other financial liabilities	32,410	(0.7)	2.7	32,410	10.2	18.7
Other liabilities accounts	6,173	1.3	4.7	6,173	(23.7)	(17.7)
Total liabilities	189,722	(4.5)	(1.2)	189,722	(2.5)	5.1
Total equity	15,728	(1.0)	2.4	15,728	(2.0)	5.6

Memorandum items:
Gross loans and advances to customers [2]	89,320	(4.6)	(1.4)	89,320	(9.5)	(2.5)
Customer funds	130,531	(5.6)	(2.4)	130,531	(3.7)	3.7
Customer deposits [3]	79,271	(5.9)	(2.8)	79,271	(7.3)	(0.1)
Mutual funds	51,260	(5.2)	(2.0)	51,260	2.4	10.3

Ratios (%), operating means and customers
RoTE	14.8	(0.3)		14.9	(0.9)
RoTE (post-AT1)	14.1	(0.3)		14.2	(0.9)
Efficiency ratio	32.5	(0.4)		32.7	0.2
NPL ratio	6.61	0.28		6.61	0.65
NPL coverage ratio	85.1	3.1		85.1	(5.2)
Number of branches	1,888	(8.1)		1,888	(22.8)
Number of total customers (thousands)	71,707	1.4		71,707	8.1
Number of active customers (thousands)	33,576	0.6		33,576	5.3
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Information by segment

Chile
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	490	(4.3)	1.3	1,002	21.7	24.8
Net fee income	145	(4.0)	1.7	297	11.8	14.7
Gains (losses) on financial transactions [1]	57	(8.6)	(3.1)	120	11.8	14.8
Other operating income	(5)	5.5	11.4	(9)	(10.0)	(7.7)
Total income	688	(4.7)	0.9	1,410	18.8	21.9
Administrative expenses and amortizations	(235)	(5.6)	0.0	(484)	4.0	6.7
Net operating income	453	(4.2)	1.4	926	28.4	31.7
Net loan-loss provisions	(138)	(11.4)	(6.0)	(294)	16.8	19.8
Other gains (losses) and provisions	(7)	177.9	188.8	(10)	(50.9)	(49.6)
Profit before tax	308	(2.2)	3.5	623	38.4	42.0
Tax on profit	(45)	(2.3)	3.4	(92)	(0.9)	1.7
Profit from continuing operations	263	(2.1)	3.6	531	48.5	52.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	263	(2.1)	3.6	531	48.5	52.4
Non-controlling interests	(78)	(6.3)	(0.7)	(162)	54.5	58.5
Underlying attributable profit to the parent	184	(0.2)	5.5	369	46.0	49.8

Balance sheet
Loans and advances to customers	38,336	(5.3)	0.8	38,336	(5.6)	2.3
Cash, central banks and credit institutions	4,476	(12.2)	(6.6)	4,476	(15.4)	(8.3)
Debt instruments	8,289	(5.3)	0.8	8,289	(18.9)	(12.1)
Other financial assets	11,226	(8.5)	(2.6)	11,226	(13.4)	(6.1)
Other asset accounts	2,018	(18.2)	(12.9)	2,018	(21.3)	(14.7)
Total assets	64,346	(6.8)	(0.8)	64,346	(10.2)	(2.7)
Customer deposits	27,298	(7.8)	(1.9)	27,298	(3.8)	4.2
Central banks and credit institutions	8,626	1.1	7.6	8,626	(26.3)	(20.1)
Marketable debt securities	9,747	(2.0)	4.3	9,747	(10.2)	(2.7)
Other financial liabilities	11,724	(10.2)	(4.4)	11,724	(13.3)	(6.1)
Other liabilities accounts	2,014	(7.4)	(1.4)	2,014	6.3	15.2
Total liabilities	59,408	(6.2)	(0.2)	59,408	(10.5)	(3.0)
Total equity	4,937	(13.9)	(8.3)	4,937	(6.2)	1.6

Memorandum items:
Gross loans and advances to customers [2]	38,954	(6.3)	(0.3)	38,954	(6.8)	1.0
Customer funds	39,058	(7.3)	(1.3)	39,058	(1.3)	6.9
Customer deposits [3]	26,614	(9.8)	(4.0)	26,614	(6.0)	1.8
Mutual funds	12,444	(1.3)	5.0	12,444	10.4	19.7

Ratios (%), operating means and customers
RoTE	21.6	2.6		20.2	6.5
RoTE (post-AT1)	20.8	2.6		19.5	6.5
Efficiency ratio	34.2	(0.3)		34.3	(4.9)
NPL ratio	5.43	(0.17)		5.43	0.31
NPL coverage ratio	49.8	0.3		49.8	(3.3)
Number of branches	231	(2.9)		231	(4.5)
Number of total customers (thousands)	4,515	4.1		4,515	11.5
Number of active customers (thousands)	2,657	2.0		2,657	6.6
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Information by segment

Argentina
EUR million
			/ Q1'25		/ H1'24
Underlying income statement	Q2'25	Q1'25%		H1'25%
Net interest income	523	416	25.7	939	(34.0)
Net fee income	217	172	25.9	390	90.9
Gains (losses) on financial transactions [1]	83	38	119.2	121	30.0
Other operating income	(183)	(122)	49.3	(305)	(56.4)
Total income	641	504	27.1	1,145	12.2
Administrative expenses and amortizations	(275)	(223)	23.3	(498)	20.2
Net operating income	366	281	30.2	647	6.8
Net loan-loss provisions	(133)	(76)	76.1	(209)	218.6
Other gains (losses) and provisions	(37)	(8)	371.1	(45)	(78.2)
Profit before tax	195	197	(1.1)	393	18.2
Tax on profit	(61)	(69)	(10.5)	(130)	98.2
Profit from continuing operations	134	129	3.9	263	(1.5)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	134	129	3.9	263	(1.5)
Non-controlling interests	0	0	6.8	0	(17.8)
Underlying attributable profit to the parent	134	129	3.9	262	(1.4)

Balance sheet
Loans and advances to customers	8,607	8,367	2.9	8,607	63.8
Cash, central banks and credit institutions	4,090	3,833	6.7	4,090	79.7
Debt instruments	2,821	2,815	0.2	2,821	53.2
Other financial assets	68	86	(21.3)	68	24.3
Other asset accounts	962	874	10.1	962	43.5
Total assets	16,548	15,976	3.6	16,548	63.9
Customer deposits	11,476	10,978	4.5	11,476	106.7
Central banks and credit institutions	595	842	(29.4)	595	(62.6)
Marketable debt securities	299	242	23.3	299	65.7
Other financial liabilities	1,087	1,007	8.0	1,087	18.1
Other liabilities accounts	513	422	21.7	513	79.8
Total liabilities	13,969	13,491	3.5	13,969	63.8
Total equity	2,579	2,485	3.8	2,579	64.2

Memorandum items:
Gross loans and advances to customers [2]	8,989	8,642	4.0	8,989	67.5
Customer funds	17,761	17,006	4.4	17,761	104.7
Customer deposits [3]	11,476	10,978	4.5	11,476	106.7
Mutual funds	6,285	6,028	4.3	6,285	101.2

Ratios (%), operating means and customers
RoTE	22.2		(0.5)	22.4	(16.7)
RoTE (post-AT1)	21.6		(0.5)	19.5	(16.9)
Efficiency ratio	42.9		(1.3)	43.5	2.9
NPL ratio	3.76		1.44	3.76	2.25
NPL coverage ratio	121.0		(34.4)	121.0	(24.2)
Number of branches[4]	405		(1.0)	405	(0.2)
Number of total customers (thousands)	5,321		2.1	5,321	7.8
Number of active customers (thousands)	3,666		0.6	3,666	2.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. In Argentina, we have included the CartaSur points of sale and the banking service points in June 2025 figures and all previous periods.

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Information by segment

Rest of the Group
EUR million
		/	Q1'25		/	H1'24
Underlying income statement	Q2'25%		% excl. FX	H1'25%		% excl. FX
Net interest income	272	8.8	14.3	522	37.7	46.9
Net fee income	224	9.2	13.2	428	25.1	28.4
Gains (losses) on financial transactions [1]	59	16.6	27.8	109	(38.0)	(35.8)
Other operating income	12	(38.8)	(36.1)	32	174.5	173.7
Total income	566	7.9	13.2	1,091	20.0	25.4
Administrative expenses and amortizations	(405)	(0.9)	2.3	(814)	4.5	6.6
Net operating income	161	39.3	53.3	277	113.7	159.7
Net loan-loss provisions	(41)	(41.0)	(37.2)	(112)	3.0	9.4
Other gains (losses) and provisions	(39)	—	—	(36)	(87.3)	(87.2)
Profit before tax	80	65.7	99.9	129	—	—
Tax on profit	(16)	(37.3)	(22.9)	(42)	96.7	134.6
Profit from continuing operations	64	181.4	249.3	87	0.0	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	64	181.4	249.3	87	0.0	—
Non-controlling interests	4	—	—	4	142.0	128.7
Underlying attributable profit to the parent	68	199.9	271.7	91	—	—

Balance sheet
Loans and advances to customers	23,316	(5.5)	0.4	23,316	(10.4)	(3.6)
Cash, central banks and credit institutions	6,764	3.9	8.0	6,764	11.0	17.6
Debt instruments	5,281	(58.3)	(57.6)	5,281	(56.2)	(55.0)
Other financial assets	2,595	5.1	10.7	2,595	(31.2)	(26.2)
Other asset accounts	3,149	8.3	9.8	3,149	(21.6)	(19.2)
Total assets	41,104	(16.5)	(12.8)	41,104	(20.9)	(16.2)
Customer deposits	21,677	(4.9)	0.6	21,677	15.9	25.2
Central banks and credit institutions	9,077	(48.5)	(47.0)	9,077	(60.8)	(59.3)
Marketable debt securities	2,564	163.4	172.7	2,564	219.2	248.5
Other financial liabilities	2,317	(1.6)	3.3	2,317	(32.1)	(26.9)
Other liabilities accounts	1,266	(15.0)	(13.1)	1,266	(20.7)	(17.8)
Total liabilities	36,900	(18.4)	(14.8)	36,900	(22.6)	(18.1)
Total equity	4,204	5.1	10.1	4,204	(2.4)	3.9

Memorandum items:
Gross loans and advances to customers [2]	23,751	(5.6)	0.3	23,751	(9.8)	(2.8)
Customer funds	37,351	(1.5)	2.9	37,351	19.6	27.2
Customer deposits [3]	21,455	(4.9)	0.6	21,455	17.4	27.0
Mutual funds	15,895	3.5	6.2	15,895	22.8	27.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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APMs
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the "Financial information by segment" section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024.
However, in the underlying income statement, the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures, given the management of Santander Polska remains unchanged until the Poland disposal is completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2025
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	21,211	1,505	—	22,716
Net fee income	6,342	342	—	6,684
Gains (losses) on financial transactions [1]	1,032	37	—	1,069
Other operating income	597	(56)	—	541
Total income	29,182	1,828	—	31,010
Administrative expenses and amortizations	(12,364)	(501)	—	(12,865)
Net operating income	16,818	1,327	—	18,145
Net loan-loss provisions	(6,524)	(121)	467	(6,178)
Other gains (losses) and provisions	(1,190)	(243)	(231)	(1,664)
Profit before tax	9,104	963	236	10,303
Tax on profit	(2,367)	(237)	(210)	(2,814)
Profit from continuing operations	6,737	726	26	7,489
Net profit from discontinued operations	726	(726)	—	—
Consolidated profit	7,463	—	26	7,489
Non-controlling interests	(630)	—	(26)	(656)
Profit attributable to the parent	6,833	—	—	6,833
1. Includes exchange differences.

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Explanation of adjustments:
•In accordance with IFRS 5 requirements, in the statutory income statement in H1 2025, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

Reconciliation of underlying results to statutory results
EUR million
	January-June 2024
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	22,056	1,401	—	23,457
Net fee income	6,162	315	—	6,477
Gains (losses) on financial transactions [1]	931	26	—	957
Other operating income	(114)	(62)	335	159
Total income	29,035	1,680	335	31,050
Administrative expenses and amortizations	(12,483)	(430)	—	(12,913)
Net operating income	16,552	1,250	335	18,137
Net loan-loss provisions	(6,293)	(302)	352	(6,243)
Other gains (losses) and provisions	(1,535)	(164)	(687)	(2,386)
Profit before tax	8,724	784	—	9,508
Tax on profit	(2,707)	(209)	—	(2,916)
Profit from continuing operations	6,017	575	—	6,592
Net profit from discontinued operations	575	(575)	—	—
Consolidated profit	6,592	—	—	6,592
Non-controlling interests	(533)	—	—	(533)
Profit attributable to the parent	6,059	—	—	6,059
1. Includes exchange differences.

Explanation of adjustments:
•In accordance with IFRS 5 requirements, in the statutory income statement in H1 2024, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

Note: regarding the Group’s consolidated balance sheet, in accordance with IFRS 5 requirements and solely in the balance sheet as at 30 June 2025, the assets associated with the Poland disposal are classified under 'non-current assets held for sale'. This line item consolidates the following: cash, cash balances at central banks and other deposits on demand: EUR 2,451 million; financial assets held for trading: EUR 1,793 million; financial assets designated at fair value through other comprehensive income: EUR 6,798 million; financial assets at amortized cost: EUR 51,424 million; intangible assets: EUR 1,374 million; tax assets: EUR 900 million; and other assets: EUR 1,156 million.
Likewise, the related liabilities are aggregated under 'liabilities associated with non-current assets held for sale'. This line item consolidates the following: financial liabilities held for trading: EUR 989 million; financial liabilities at amortized cost: EUR 56,420 million; provisions: EUR 541 million; tax liabilities: EUR 940 million; and other liabilities: EUR 471 million.

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APMs
Ratios

All profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated including Poland, as they were in previous quarterly disclosures given the management of Santander Polska remains unchanged until the Poland disposal is completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent (annualized)[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoTE (post-AT1)	Profit attributable to the parent minus AT1 costs (annualized)[2]	As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deduced from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank's total assets in generating profit over a given period.
(Return on assets)	Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill.
3. Operating expenses = Administrative expenses + amortizations.

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APMs

Profitability and efficiency [1,2,3](EUR million and %)	Q2'25	Q1'25	H1'25	H1'24

RoE	13.7%	13.4%	13.6%	12.6%
Profit attributable to the parent (annualized)	13,720	13,610	13,665	12,118
Average stockholders' equity (excluding minority interests)	99,904	101,501	100,703	96,151

RoTE	16.9%	16.6%	16.7%	15.9%
Profit attributable to the parent (annualized)	13,720	13,610	13,665	12,118
(-) Goodwill impairment	-1	—	-1	-2
Profit attributable to the parent excluding goodwill impairment (annualized)	13,722	13,610	13,666	12,120
Average stockholders' equity (excluding minority interests)	99,904	101,501	100,703	96,151
(-) Average intangible assets	18,700	19,359	19,030	19,755
Average stockholders' equity (excl. minority interests) - intangible assets	81,204	82,142	81,673	76,396

RoTE post-AT1	16.2%	15.8%	16.0%	15.1%
Profit attributable to the parent (annualized)	13,720	13,610	13,665	12,118
(-) AT1 costs (annualized)	602	638	620	619
Profit attributable to the parent excluding AT1 costs (annualized)	13,118	12,971	13,045	11,499
(-) Goodwill impairment	-1	—	-1	-2
Profit attributable to the parent minus AT1 costs (annualized; excluding goodwill impairment)	13,120	12,971	13,046	11,501
Average stockholders' equity (excluding minority interests)	99,904	101,501	100,703	96,151
(-) Average intangible assets	18,700	19,359	19,030	19,755
Average stockholders' equity (excl. minority interests) - intangible assets	81,204	82,142	81,673	76,396

RoA	0.82%	0.81%	0.81%	0.74%
Consolidated profit (annualized)	14,962	14,966	14,951	13,184
Average total assets	1,815,203	1,855,729	1,835,466	1,792,428

RoRWA	2.38%	2.34%	2.36%	2.07%
Underlying consolidated profit (annualized)	14,988	14,966	14,977	13,184
Average risk-weighted assets	630,054	640,837	635,445	636,147

Efficiency ratio	41.2%	41.8%	41.5%	41.6%
Underlying operating expenses	6,376	6,489	12,865	12,913
Operating expenses	6,108	6,256	12,364	12,483
Adjustments to operating expenses for items outside ordinary course of businesses	268	233	501	430
Underlying total income	15,473	15,537	31,010	31,050
Total income	14,503	14,679	29,182	29,035
Adjustments to total income for items outside ordinary course of businesses	970	858	1,828	2,015
1.Averages included in the RoE, RoTE, RoTE (post-AT1), RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.

2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA is the annualized underlying consolidated profit, to which said results are added without annualizing.

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Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment (annualized)	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
Global business and country RoTE (post-AT1)	Profit attributable to the parent minus AT1 costs[2] (annualized; excluding goodwill impairment)	As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deduced from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
1.For global businesses, tangible equity is allocated according to RWA consumption.
2.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.

RoTE (EUR million and %)
	H1'25			H1'24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.9	7,375	41,184	17.8	6,749	38,012
Digital Consumer Bank	11.2	2,085	18,577	12.9	2,139	16,645
Corporate & Investment Banking	21.6	3,069	14,229	18.9	2,810	14,875
Wealth Management & Insurance	68.1	1,896	2,785	75.1	1,589	2,115
Payments	23.2	669	2,886	1.9	51	2,727
PagoNxt
Cards	26.0	638	2,458	27.9	659	2,366

Spain	26.1	4,516	17,272	20.4	3,512	17,215
United Kingdom	9.4	1,120	11,947	10.8	1,260	11,633
Portugal	31.5	1,050	3,329	28.8	1,125	3,903
Poland	23.2	913	3,933	19.4	773	3,984
DCB Europe	7.7	792	10,230	8.9	905	10,170
US	11.6	1,677	14,490	9.2	1,329	14,370
Mexico	21.4	1,588	7,423	19.1	1,680	8,778
Brazil	14.9	1,994	13,343	15.9	2,284	14,404
Chile	20.2	738	3,651	13.7	505	3,685
Argentina	22.4	524	2,337	39.1	532	1,359
Numerator: profit attributable to the parent excluding goodwill impairment annualized (Excluding the adjustment to the valuation of goodwill).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

RoTE (post-AT1) (EUR million and %)
	H1'25			H1'24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.2	7,079	41,184	17.0	6,460	38,012
Digital Consumer Bank	10.4	1,930	18,577	11.9	1,986	16,645
Corporate & Investment Banking	20.8	2,962	14,229	18.1	2,693	14,875
Wealth Management & Insurance	67.3	1,875	2,785	74.3	1,572	2,115
Payments	22.4	647	2,886	1.1	30	2,727
PagoNxt
Cards	25.3	621	2,458	27.2	643	2,366

Spain	25.3	4,376	17,272	19.6	3,373	17,215
United Kingdom	8.9	1,060	11,947	10.3	1,201	11,633
Portugal	31.1	1,034	3,329	28.4	1,110	3,903
Poland	22.5	886	3,933	18.8	747	3,984
DCB Europe	6.9	706	10,230	8.1	820	10,170
US	11.0	1,591	14,490	8.7	1,244	14,370
Mexico	21.0	1,558	7,423	18.7	1,645	8,778
Brazil	14.2	1,899	13,343	15.1	2,181	14,404
Chile	19.5	711	3,651	13.0	479	3,685
Argentina	21.8	510	2,337	38.7	526	1,359
Numerator: profit attributable to the parent excluding goodwill impairment minus AT1 costs (annualized; excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

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Efficiency ratio (EUR million and %)
	H1'25			H1'24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.4	6,188	15,710	39.2	6,383	16,277
Digital Consumer Bank	41.5	2,664	6,425	40.6	2,617	6,449
Corporate & Investment Banking	43.7	1,903	4,354	43.3	1,811	4,178
Wealth Management & Insurance	35.7	726	2,032	37.2	684	1,837
Payments	42.2	1,200	2,840	46.8	1,244	2,659
PagoNxt	89.8	576	641	103.0	601	583
Cards	28.4	624	2,199	31.0	643	2,075

Spain	34.0	2,099	6,167	34.1	2,065	6,065
United Kingdom	54.0	1,427	2,642	57.7	1,451	2,516
Portugal	27.1	269	992	23.4	267	1,142
Poland	27.8	512	1,842	27.2	466	1,711
DCB Europe	46.9	1,326	2,827	46.2	1,319	2,854
US	49.5	1,944	3,927	50.5	1,903	3,769
Mexico	41.4	1,245	3,010	41.4	1,343	3,244
Brazil	32.7	2,061	6,309	32.4	2,265	6,984
Chile	34.3	484	1,410	39.2	465	1,187
Argentina	43.5	498	1,145	40.6	414	1,020
Numerator: underlying operating expenses.
Denominator: underlying total income.

Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.

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Credit risk (I) (EUR million and %)
	Jun-25	Mar-25	Jun-24
NPL ratio	2.91%	2.99%	3.02%
Credit impaired customer loans and advances, guarantees and undrawn balances	33,395	34,992	35,091
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	31,681	33,400	33,362
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	178	151	252
Customer guarantees and undrawn balances classified in stage 3	1,514	1,435	1,467
Doubtful exposure of loans and advances to customers at fair value through profit or loss	22	6	10
Total risk	1,148,243	1,168,468	1,163,654
Impaired and non-impaired gross loans and advances to customers	1,070,722	1,086,686	1,088,220
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	77,521	81,782	75,434

Credit risk (II) (EUR million and %)
	Jun-25	Mar-25	Jun-24
NPL coverage ratio	67.2%	65.7%	66.5%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,441	22,980	23,323
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	21,771	22,271	22,625
Total allowances to cover impairment losses on customer guarantees and undrawn balances	670	709	698
Credit impaired customer loans and advances, guarantees and undrawn balances	33,395	34,992	35,091
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	31,681	33,400	33,362
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	178	151	252
Customer guarantees and undrawn balances classified in stage 3	1,514	1,435	1,467
Doubtful exposure of loans and advances to customers at fair value through profit or loss	22	6	10

Cost of risk	1.14%	1.14%	1.21%
Underlying allowances for loan-loss provisions over the last 12 months	12,268	12,369	12,930
Allowances for loan-loss provisions over the last 12 months	12,408	12,270	12,980
Adjustments to loan-loss provisions for items outside ordinary course of businesses	-140	99	-50
Average loans and advances to customers over the last 12 months	1,079,967	1,082,207	1,064,870

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NPL ratio (EUR million and %)
	Jun-25			Jun-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.06	19,396	634,591	3.14	20,588	655,507
Digital Consumer Bank	4.97	10,521	211,670	4.81	10,281	213,668
Corporate & Investment Banking	0.71	1,750	244,773	1.03	2,495	242,147
Wealth Management & Insurance	0.96	248	25,817	1.08	256	23,757
Payments	5.11	1,284	25,114	5.16	1,170	22,676
PagoNxt
Cards	5.22	1,245	23,864	5.20	1,139	21,920

Spain	2.15	6,490	301,942	2.91	8,365	287,919
United Kingdom	1.25	3,028	241,761	1.46	3,688	252,420
Portugal	2.25	961	42,718	2.42	984	40,669
Poland	3.38	1,554	45,919	3.40	1,438	42,324
DCB Europe	2.62	3,739	142,860	2.31	3,210	138,698
US	4.65	6,245	134,416	4.33	6,435	148,724
Mexico	2.93	1,418	48,408	2.78	1,452	52,175
Brazil	6.61	6,664	100,814	5.96	6,502	109,033
Chile	5.43	2,288	42,140	5.12	2,275	44,429
Argentina	3.76	349	9,272	1.51	89	5,882
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

NPL coverage ratio (EUR million and %)
	Jun-25			Jun-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	59.8	11,607	19,396	61.6	12,678	20,588
Digital Consumer Bank	76.4	8,041	10,521	75.9	7,798	10,281
Corporate & Investment Banking	45.1	789	1,750	36.0	898	2,495
Wealth Management & Insurance	70.3	175	248	59.1	151	256
Payments	131.2	1,684	1,284	144.3	1,689	1,170
PagoNxt
Cards	133.6	1,663	1,245	146.2	1,665	1,139

Spain	53.2	3,453	6,490	50.1	4,190	8,365
United Kingdom	31.0	939	3,028	28.5	1,050	3,688
Portugal	82.4	792	961	79.9	786	984
Poland	63.8	991	1,554	75.1	1,080	1,438
DCB Europe	82.3	3,078	3,739	85.4	2,741	3,210
US	63.1	3,942	6,245	67.9	4,369	6,435
Mexico	99.4	1,409	1,418	102.5	1,488	1,452
Brazil	85.1	5,673	6,664	90.4	5,875	6,502
Chile	49.8	1,141	2,288	53.1	1,208	2,275
Argentina	121.0	422	349	145.2	129	89
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

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Cost of risk (EUR million and %)
	Jun-25			Jun-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.89	5,589	624,559	1.03	6,515	635,273
Digital Consumer Bank	2.09	4,444	212,852	2.17	4,496	207,326
Corporate & Investment Banking	0.09	163	188,207	0.15	250	170,044
Wealth Management & Insurance	0.20	47	24,303	0.07	15	22,773
Payments	7.54	1,832	24,313	7.02	1,650	23,498
PagoNxt
Cards	7.84	1,814	23,155	7.23	1,629	22,530

Spain	0.47	1,200	254,467	0.56	1,377	245,194
United Kingdom	0.05	115	250,146	0.08	205	249,276
Portugal	0.00	0	39,248	0.12	45	37,991
Poland	0.86	335	38,934	1.81	628	34,702
DCB Europe	0.89	1,244	139,184	0.72	961	133,804
US	1.69	2,365	140,020	2.06	2,758	133,863
Mexico	2.53	1,163	45,876	2.71	1,334	49,273
Brazil	4.71	4,455	94,496	4.77	4,859	101,828
Chile	1.31	539	41,171	0.97	413	42,551
Argentina	5.09	428	8,405	4.80	119	2,485
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance. It also has another set of sustainability indicators which enables us to track the progress of our Sustainability objectives.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio[2]	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)[2]	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)[2]	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Asset Management and Santander Insurance to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to the Group's profit.
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.Includes Poland.

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Others (EUR million and %)
	Jun-25	Mar-25		Jun-24
TNAV (tangible book value) per share	5.50	5.46		4.94
Tangible book value	81,878	82,235		76,514
Number of shares excl. treasury stock (million)	14,884	15,052		15,492

Price / Tangible book value per share (X)	1.28	1.13		0.88
Share price (euros)	7.027	6.196		4.331
TNAV (tangible book value) per share	5.50	5.46		4.94

Loan-to-deposit ratio	99%	98%		103%
Net loans and advances to customers	1,048,951	1,064,416		1,065,596
Customer deposits	1,060,208	1,081,894		1,037,646

	Q2'25	Q1'25	H1'25	H1'24
PAT + After tax fees paid to SAN (in Wealth) (Constant EUR million)	895	888	1,783	1,551
Profit after tax	505	491	997	805
Net fee income net of tax	390	396	786	746

Sustainability indicators

Metric	Definition	Jun-25
Green finance raised and facilitated accumulated from 2019-2025 (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since 2019.	157.2
Socially responsible investment assets under management (SRI AuMs) (EUR billion)	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System).	111.1
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

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Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for H1 2025 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros") for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2025 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q2 2024, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we began to apply an alternative exchange rate for the Argentine peso which reflected the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina.
Given the stabilization and improved macroeconomic outlook in the country, in Q4 2024 and Q1 2025 we used the dollar contado con liquidación rate (CCL) as a reference for this alternative exchange rate, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate does not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1'25	H1'24	Jun-25	Mar-25	Jun-24
US dollar	1.092	1.081	1.175	1.081	1.071
Pound sterling	0.842	0.855	0.857	0.837	0.848
Brazilian real	6.286	5.490	6.405	6.196	5.943
Mexican peso	21.796	18.492	22.158	22.105	19.561
Chilean peso	1,042.620	1,016.087	1,095.928	1,029.745	1,011.373
Argentine peso[1]			1,401.188	1,426.270	1,498.930
Polish zloty	4.230	4.316	4.242	4.189	4.308
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except in the periods between Q2 2024 and Q1 2025, when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation.

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Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros, ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures", and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last twelve months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's operating expenses. For the Group and the global businesses, we exclude the impact of inflation in Argentina from the calculation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking[1]	3.5
Digital Consumer Bank[1]	2.5
Corporate & Investment Banking[1]	3.0
Wealth Management & Insurance[1]	2.9
Payments[1]	3.3

Spain	2.3
United Kingdom	2.7
Portugal	2.3
Poland	4.6
DCB Europe	2.2
US	2.6
Mexico	4.4
Brazil	4.9
Chile	4.5
Total Group[1]	3.2
1.Excluding the impact of inflation in Argentina.

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Condensed consolidated financial statements
Interim condensed consolidated financial statements

•Condensed consolidated balance sheet
•Condensed consolidated income statement

NOTE:	The following financial information for the first six months of 2025 and 2024 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Jun-25	Dec-24	Jun-24
Cash, cash balances at central banks and other deposits on demand	175,555	192,208	156,234
Financial assets held for trading	234,834	230,253	206,874
Non-trading financial assets mandatorily at fair value through profit or loss	5,724	6,130	6,166
Financial assets designated at fair value through profit or loss	8,791	7,915	9,169
Financial assets at fair value through other comprehensive income	75,801	89,898	82,270
Financial assets at amortised cost	1,148,957	1,203,707	1,217,341
Hedging derivatives	4,628	5,672	5,413
Changes in the fair value of hedged items in portfolio hedges of interest risk	53	(704)	(1,337)
Investments	7,191	7,277	8,235
Joint ventures entities	1,929	2,061	2,026
Associated entities	5,262	5,216	6,209
Assets under reinsurance contracts	228	222	214
Tangible assets	28,997	32,087	33,709
Property, plant and equipment	28,174	31,212	32,764
For own-use	11,967	12,636	12,808
Leased out under an operating lease	16,207	18,576	19,956
Investment property	823	875	945
Of which : Leased out under an operating lease	649	749	806
Intangible assets	17,249	19,259	19,359
Goodwill	11,960	13,438	13,668
Other intangible assets	5,289	5,821	5,691
Tax assets	28,003	30,596	29,992
Current tax assets	9,516	11,426	10,017
Deferred tax assets	18,487	19,170	19,975
Other assets	11,167	8,559	9,707
Insurance contracts linked to pensions	73	81	87
Inventories	6	6	6
Other	11,088	8,472	9,614
Non-current assets held for sale	68,710	4,002	2,915
TOTAL ASSETS	1,815,888	1,837,081	1,786,261

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Condensed consolidated financial statements

Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Jun-25	Dec-24	Jun-24
Financial liabilities held for trading	155,682	152,151	133,856
Financial liabilities designated at fair value through profit or loss	35,513	36,360	34,493
Financial liabilities at amortized cost	1,400,632	1,484,322	1,454,896
Hedging derivatives	4,431	4,752	5,535
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	70	(9)	12
Liabilities under insurance contracts	18,343	17,829	17,592
Provisions	8,098	8,407	8,401
Pensions and other post-retirement obligations	1,652	1,731	1,936
Other long term employee benefits	984	915	894
Taxes and other legal contingencies	2,768	2,717	2,631
Contingent liabilities and commitments	653	710	698
Other provisions	2,041	2,334	2,242
Tax liabilities	8,911	9,598	9,802
Current tax liabilities	3,099	3,322	3,691
Deferred tax liabilities	5,812	6,276	6,111
Other liabilities	15,862	16,344	18,026
Liabilities associated with non-current assets held for sale	59,361	—	—
TOTAL LIABILITIES	1,706,903	1,729,754	1,682,613

EQUITY
Shareholders' equity	138,066	135,196	132,836
Capital	7,443	7,576	7,747
Called up paid capital	7,443	7,576	7,747
Unpaid capital which has been called up	—	—	—
Share premium	38,492	40,079	41,604
Equity instruments issued other than capital	—	—	735
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	—	—	735
Other equity	271	217	189
Accumulated retained earnings	91,954	82,326	82,324
Revaluation reserves	—	—	—
Other reserves	(6,922)	(5,976)	(5,816)
(-) Own shares	(5)	(68)	(6)
Profit attributable to shareholders of the parent	6,833	12,574	6,059
(-) Interim dividends	—	(1,532)	—
Other comprehensive income (loss)	(37,565)	(36,595)	(36,963)
Items not reclassified to profit or loss	(4,060)	(4,757)	(5,118)
Items that may be reclassified to profit or loss	(33,505)	(31,838)	(31,845)
Non-controlling interest	8,484	8,726	7,775
Other comprehensive income	(2,032)	(2,020)	(1,872)
Other items	10,516	10,746	9,647
TOTAL EQUITY	108,985	107,327	103,648
TOTAL LIABILITIES AND EQUITY	1,815,888	1,837,081	1,786,261

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	302,446	302,861	290,151
Financial guarantees granted	18,251	16,901	15,598
Other commitments granted	143,921	134,493	127,420

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Condensed consolidated financial statements

Interim condensed consolidated income statement

EUR million	H1'25	H1'24
Interest income	51,338	55,031
Financial assets at fair value through other comprehensive income	2,736	3,230
Financial assets at amortized cost	38,800	40,599
Other interest income	9,802	11,202
Interest expense	(30,127)	(32,975)
Interest income/ (charges)	21,211	22,056
Dividend income	471	490
Income from companies accounted for using the equity method	332	291
Commission income	8,553	8,361
Commission expense	(2,211)	(2,199)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	8	19
Financial assets at amortized cost	(14)	(43)
Other financial assets and liabilities	22	62
Gain or losses on financial assets and liabilities held for trading, net	701	368
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	701	368
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	523	314
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	523	314
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(301)	427
Gain or losses from hedge accounting, net	(13)	14
Exchange differences, net	114	(211)
Other operating income (*)	745	427
Other operating expenses	(992)	(1,332)
Income from insurance and reinsurance contracts	237	249
Expenses from insurance and reinsurance contracts	(196)	(239)
Total income	29,182	29,035
Administrative expenses	(10,738)	(10,883)
Staff costs	(6,723)	(6,825)
Other general and administrative expenses	(4,015)	(4,058)
Depreciation and amortization	(1,626)	(1,600)
Provisions or reversal of provisions, net	(1,250)	(1,598)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(6,524)	(6,275)
Financial assets at fair value through other comprehensive income	(55)	(4)
Financial assets at amortized cost	(6,469)	(6,271)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(147)	(289)
Tangible assets	(114)	(182)
Intangible assets	(28)	(105)
Others	(5)	(2)
Gain or losses on non-financial assets and investments, net	(32)	365
Negative goodwill recognized in results	22	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	217	(31)
Operating profit/(loss) before tax	9,104	8,724
Tax expense or income from continuing operations	(2,367)	(2,707)
Profit/(loss) for the period from continuing operations	6,737	6,017
Profit/( loss) after tax from discontinued operations	726	575
Profit/(loss) for the period	7,463	6,592
Profit attributable to non-controlling interests	630	533
Profit/(loss) attributable to the parent	6,833	6,059

Earnings/(losses) per share
Basic	0.43	0.37
Diluted	0.43	0.37
(*) Includes -EUR 299 million at 30 June 2025 (-EUR 687 million at 30 June 2024) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

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Glossary
Glossary
•A2A: account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•BNPL: Buy now, pay later
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Consumer: Digital Consumer Bank
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•CRR: Capital Requirements Regulation
•DCBE: Digital Consumer Bank Europe
•DCB US: Digital Consumer Bank US
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECAs: Export Credit Agencies, government-backed financial institutions that support domestic companies' international trade
•ECB: European Central Bank
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•FX: Foreign Exchange
•GB: Global Banking
•GDP: Gross Domestic Product
•GM: Global Markets
•GTB: Global Transaction Banking
•IA: Artificial intelligence
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IT: Information technology
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities)
•NII: Net interest income
•NPS: Net promoter score
•ODS: Open Digital Services
•P2R: Pillar 2 requirement
•Payments: PagoNxt (Getnet, Ebury and PagoNxt) and Cards
•PB: Private Banking
•PBT: Profit before tax
•Phygital: The merging of the physical and digital worlds to create enhanced customer experiences
•PoS: Point of sale
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RoTE (post-AT1): Return on tangible equity excluding the cost of AT1issuances from the numerator.
•RWAs: Risk-weighted assets
•Sales conversion: Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•SPAC: Special Purpose Acquisition Company
•Time-to-market: The length of time it takes for a product or service to being available for purchase
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•Token: Digital unit that represents a value, right, or asset within a technological system, typically based on blockchain
•Tokenization: Process by which a tangible or intangible asset is digitally represented through a token on a blockchain network or other secure technological infrastructure
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: year-on-year

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Important information
Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q1 2025 Financial Report, published on 30 April 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Sustainability information
This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2024 Annual Financial Report, reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and potential conflicts and inconsistencies among governmental standards and regulations;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures;

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Important information
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
•our exposure to operational losses; and
•potential losses associated with cyberattacks, data breaches, data losses and other security incidents.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this report should be taken as a profit and loss forecast.
Not a securities offer
This report and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

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Main risks and uncertainties
Main risks and uncertainties
At the date of preparation of this management report, Grupo Santander considers that the important factors highlighted in the ‘Forward-looking statements’ part of the ‘Important Information’ section, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume.
These are not the only risks that the bank may face. Other unknown risks or those not considered relevant at this time, may materialize in the future.
Our geographic and business diversification protects us, to some extent, from adverse circumstances and enables us to resiliently face them. Although it is difficult to make estimations in the current environment, our strategy and business model are a clear competitive advantage.

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Other disclosures required by the Bank of Spain
Other disclosures required by the Bank of Spain

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk
Concentration of risk
The breakdown at 30 June 2025 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Million euros	30/06/2025
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and Credit institutions	347,431	74,023	66,508	126,319	80,581
Public sector	230,905	75,527	45,954	93,071	16,353
Of which:
Central government	200,025	59,603	40,185	84,112	16,125
Other central government	30,880	15,924	5,769	8,959	228
Other financial institutions (financial business activity)	199,582	16,078	47,211	67,086	69,207
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	420,351	105,253	88,592	169,953	56,553
Of which:
Construction and property development	19,691	3,825	1,565	9,677	4,624
Civil engineering construction	5,342	1,893	1,751	1,630	68
Large companies	269,968	52,380	60,266	113,123	44,199
SMEs and individual entrepreneurs	125,350	47,155	25,010	45,523	7,662
Households – other (broken down by purpose)	541,198	89,468	95,630	138,602	217,498
Of which:
Residential	331,593	61,736	26,105	44,227	199,525
Consumer loans	187,610	18,551	67,810	85,357	15,892
Other purposes	21,995	9,181	1,715	9,018	2,081
Total (*)	1,739,467	360,349	343,895	595,031	440,192
(*)  For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

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Other disclosures required by the Bank of Spain

	Million euros (*)
			Secured loans
			Net exposure		Loan-to-value (**)
	Total	Unsecured loans	Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public sector	27,963	26,636	159	1,168	1,102	72	26	69	58
Other financial institutions (financial business activity)	118,243	40,394	2,240	75,609	2,331	1,184	360	73,487	487
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	305,458	167,430	63,784	74,244	20,937	27,473	17,622	48,840	23,156
Of which:
Construction and property development	16,893	1,312	15,368	213	4,604	6,666	1,729	1,386	1,196
Civil engineering construction	2,733	1,806	16	911	93	72	19	529	214
Large companies	173,760	116,220	19,924	37,616	5,768	8,278	6,469	27,247	9,778
SMEs and individual entrepreneurs	112,072	48,092	28,476	35,504	10,472	12,457	9,405	19,678	11,968
Households – other (broken down by purpose)	538,493	108,935	337,160	92,398	101,179	125,515	108,205	56,673	37,986
Of which:
Residential	330,676	1,144	329,413	119	91,079	116,109	96,648	23,730	1,966
Consumer loans	187,419	102,082	1,557	83,780	5,514	6,765	9,091	28,549	35,418
Other purposes	20,398	5,709	6,190	8,499	4,586	2,641	2,466	4,394	602
Total	990,157	343,395	403,343	243,419	125,549	154,244	126,213	179,069	61,687
Memorandum item
Refinanced and restructured transactions	18,153	6,024	6,945	5,184	2,618	2,374	1,706	2,970	2,461
(*)  In addition, the Group has granted advances to customers amounting to EUR 20,570 million; therefore, the total amount of loans and advances to customers amounts to EUR 1,010,727 million.
(**) Includes balances net of impairment or accumulated losses in fair value due to credit risk.

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Banco Santander, S.A. and companies composing Grupo Santander

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
The interim consolidated financial statements included herein have not been audited or reviewed in accordance with Public Company Accounting Oversight Board (PCAOB) standards of the United States.

santander.com

Interim condensed consolidated financial statements
100	Condensed consolidated balance sheet

102	Condensed consolidated income statements

103	Condensed consolidated statements of recognised income and expense

104	Condensed consolidated statements of changes in total equity

106	Condensed consolidated statements of cash flows

Explanatory notes to the interim condensed consolidated financial statements
107	Note 1: Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
109	Note 2: Grupo Santander
110	Note 3: Shareholder remuneration system and earnings per share
112	Note 4: Remuneration and other benefits paid to Banco Santander's directors and senior managers
114	Note 5: Financial assets
117	Note 6: Non-current assets held for sale and liabilities associated with non-current assets held for sale
119	Note 7: Tangible assets
120	Note 8: Intangible assets
121	Note 9: Financial liabilities
123	Note 10: Provisions
130	Note 11: Equity
133	Note 12: Segment information (primary segment)
134	Note 13: Related parties
137	Note 14: Off-balance-sheet exposures
137	Note 15: Average headcount and number of branches
138	Note 16: Other disclosures
154	Note 17: Explanation added for translation to English

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2025 AND 31 DECEMBER 2024
(EUR million)

ASSETS	Note	30-06-2025	31-12-2024 (*)
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		175,555	192,208

FINANCIAL ASSETS HELD FOR TRADING	5	234,834	230,253
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,724	6,130
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	8,791	7,915
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	75,801	89,898
FINANCIAL ASSETS AT AMORTISED COST	5	1,148,957	1,203,707
HEDGING DERIVATIVES		4,628	5,672

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		53	(704)

INVESTMENTS		7,191	7,277
Joint venture entities		1,929	2,061
Associated entities		5,262	5,216

ASSETS UNDER REINSURANCE CONTRACTS		228	222

TANGIBLE ASSETS	7	28,997	32,087
Property, plant and equipment		28,174	31,212
For own-use		11,967	12,636
Leased out under an operating lease		16,207	18,576
Investment properties		823	875
Of which : Leased out under an operating lease		649	749
INTANGIBLE ASSETS	8	17,249	19,259
Goodwill		11,960	13,438
Other intangible assets		5,289	5,821

TAX ASSETS		28,003	30,596
Current tax assets		9,516	11,426
Deferred tax assets		18,487	19,170

OTHER ASSETS		11,167	8,559
Insurance contracts linked to pensions		73	81
Inventories		6	6
Other		11,088	8,472

NON-CURRENT ASSETS HELD FOR SALE	6	68,710	4,002
TOTAL ASSETS		1,815,888	1,837,081
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2025.

100	January - June 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2025 AND 31 DECEMBER 2024
(EUR million)

LIABILITIES	Note	30-06-2025	31-12-2024 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	9	155,682	152,151
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (**)	9	35,513	36,360
FINANCIAL LIABILITIES AT AMORTISED COST	9	1,400,632	1,484,322
HEDGING DERIVATIVES		4,431	4,752
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		70	(9)
LIABILITIES UNDER INSURANCE CONTRACTS		18,343	17,829
PROVISIONS		8,098	8,407
Pension and other post-retirement obligations	10	1,652	1,731
Other long term employee benefits	10	984	915
Taxes and other legal contingencies	10	2,768	2,717
Contingent liabilities and commitments	14	653	710
Other provisions	10	2,041	2,334
TAX LIABILITIES		8,911	9,598
Current tax liabilities		3,099	3,322
Deferred tax liabilities		5,812	6,276
OTHER LIABILITIES		15,862	16,344
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	59,361	—
TOTAL LIABILITIES		1,706,903	1,729,754
SHAREHOLDERS´ EQUITY		138,066	135,196
CAPITAL	11	7,443	7,576
Called up paid capital		7,443	7,576
Unpaid capital which has been called up		—	—
SHARE PREMIUM		38,492	40,079
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		—	—
Equity component of the compound financial instrument		—	—
Other equity instruments issued		—	—
OTHER EQUITY		271	217
ACCUMULATED RETAINED EARNINGS		91,954	82,326
REVALUATION RESERVES		—	—
OTHER RESERVES		(6,922)	(5,976)
(-) OWN SHARES		(5)	(68)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	6,833	12,574
(-) INTERIM DIVIDENDS		—	(1,532)
OTHER COMPREHENSIVE INCOME (LOSS)	11	(37,565)	(36,595)
Items not reclassified to profit or loss		(4,060)	(4,757)
Items that may be reclassified to profit or loss		(33,505)	(31,838)
NON-CONTROLLING INTEREST	6	8,484	8,726
Other comprehensive income		(2,032)	(2,020)
Other items		10,516	10,746
TOTAL EQUITY		108,985	107,327
TOTAL LIABILITIES AND EQUITY		1,815,888	1,837,081
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		302,446	302,861
Financial guarantees granted		18,251	16,901
Other commitments granted		143,921	134,493
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at 30 June 2025.

January - June 2025	101

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2025 AND 2024

(EUR million)		(Debit) / Credit
	Note	01-01-2025 to 30-06-2025	01-01-2024 to 30-06-2024 (*)
Interest income		51,338	55,031
Financial assets at fair value through other comprehensive income		2,736	3,230
Financial assets at amortised cost		38,800	40,599
Other interest income		9,802	11,202
Interest expense		(30,127)	(32,975)
Interest income/ (charges)		21,211	22,056
Dividend income		471	490
Income from companies accounted for using the equity method		332	291
Commission income		8,553	8,361
Commission expense		(2,211)	(2,199)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		8	19
Financial assets at amortised cost		(14)	(43)
Other financial assets and liabilities		22	62
Gain or losses on financial assets and liabilities held for trading, net		701	368
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		701	368
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		523	314
Reclassification of financial assets at fair value through other comprehensive income		—	—
Reclassification of financial assets at amortised cost		—	—
Other gains (losses)		523	314
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		(301)	427
Gain or losses from hedge accounting, net		(13)	14
Exchange differences, net		114	(211)
Other operating income (**)		745	427
Other operating expenses		(992)	(1,332)
Income from insurance and reinsurance contracts		237	249
Expenses from insurance and reinsurance contracts		(196)	(239)
Total income		29,182	29,035
Administrative expenses		(10,738)	(10,883)
Staff costs		(6,723)	(6,825)
Other general and administrative expenses		(4,015)	(4,058)
Depreciation and amortisation cost		(1,626)	(1,600)
Provisions or reversal of provisions, net		(1,250)	(1,598)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications		(6,524)	(6,275)
Financial assets at fair value through other comprehensive income		(55)	(4)
Financial assets at amortised cost	5	(6,469)	(6,271)
Impairment of investments in subsidiaries, joint ventures and associates, net		—	—
Impairment on non-financial assets, net		(147)	(289)
Tangible assets		(114)	(182)
Intangible assets		(28)	(105)
Others		(5)	(2)
Gain or losses on non financial assets and investments, net		(32)	365
Negative goodwill recognised in results		22	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	217	(31)
Operating profit/(loss) before tax		9,104	8,724
Tax expense or income from continuing operations		(2,367)	(2,707)
Profit/(loss) for the period from continuing operations		6,737	6,017
Profit/( loss) after tax from discontinued operations		726	575
Profit/(loss) for the period		7,463	6,592
Profit attributable to non-controlling interests		630	533
Profit/(loss) attributable to the parent		6,833	6,059
Earnings/(losses) per share	3
Basic		0.43	0.37
Diluted		0.43	0.37
(*) Presented for comparison purposes only (see Note 1.e).
(**) Includes EUR -299 million at 30 June 2025 (EUR -687 million at 30 June 2024) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended 30 June 2025.

102	January - June 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2025 AND 2024
(EUR million)

		(Debit) / Credit
	Note	01-01-2025 to 30-06-2025	01-01-2024 to 30-06-2024 (*)
CONSOLIDATED PROFIT/(LOSS) FOR THE PERIOD		7,463	6,592
OTHER RECOGNISED INCOME AND EXPENSE		(1,374)	(2,393)
Items that will not be reclassified to profit or loss	11	316	(29)
Actuarial gains and losses on defined benefit pension plans		21	(59)
Non-current assets held for sale		(11)	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	(4)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		263	107
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(95)	4
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		95	(4)
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		60	(90)
Income tax relating to items that will not be reclassified		(18)	17
Items that may be reclassified to profit or loss	11	(1,690)	(2,364)
Hedges of net investments in foreign operations (effective portion)	11	756	101
Revaluation gains (losses)		756	101
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Exchange differences	11	(3,540)	(1,932)
Revaluation gains (losses)		(3,540)	(1,932)
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Cash flow hedges (effective portion)		692	(403)
Revaluation gains (losses)		(266)	(887)
Amounts transferred to income statement		958	484
Transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	—
Hedging instruments (items not designated)		—	—
Revaluation gains (losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Debt instruments at fair value with changes in other comprehensive income		704	(325)
Revaluation gains (losses)		666	(291)
Amounts transferred to income statement		38	(34)
Other reclassifications		—	—
Non-current assets held for sale		178	—
Revaluation gains (losses)		178	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Share of other recognised income and expense of investments		(28)	(57)
Income tax relating to items that may be reclassified to profit or loss		(452)	252
Total recognised income and expenses for the year		6,089	4,199
Attributable to non-controlling interests		598	220
Attributable to the parent		5,491	3,979
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2025.

January - June 2025	103

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2024 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2025 (*)	7,576	40,079	—	217	82,326	—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Total recognised income and expense	—	—	—	—	—	—	—	—	6,833	—	(1,342)	(32)	630	6,089
Other changes in equity	(133)	(1,587)	—	54	9,628	—	(946)	63	(12,574)	1,532	372	20	(860)	(4,431)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(133)	(1,587)	—	—	—	—	133	1,587	—	—	—	—	—	—
Dividends	—	—	—	—	(1,643)	—	—	—	—	—	—	—	(819)	(2,462)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,021)	—	—	—	—	—	(2,021)
Disposal of equity instruments	—	—	—	—	—	—	32	497	—	—	—	—	—	529
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,271	—	(601)	—	(12,574)	1,532	372	20	(20)	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Share-based payment	—	—	—	(66)	—	—	—	—	—	—	—	—	—	(66)
Others increases or (-) decreases of the equity	—	—	—	120	—	—	(510)	—	—	—	—	—	(16)	(406)
Balance as at 30-06-2025	7,443	38,492	—	271	91,954	—	(6,922)	(5)	6,833	—	(37,565)	(2,032)	10,516	108,985
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2025.

104	January - June 2025

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

GRUPO SANTANDER

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2025 AND 2024
(EUR million)

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(-) Own shares	Profit Attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Non-Controlling interest		Total
												Other comprehensive income	Other items
Balance as at 31-12-2023 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Opening balance as at 01-01-2024 (*)	8,092	44,373	720	195	74,114	—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
Total recognised income and expense	—	—	—	—	—	—	—	—	6,059	—	(2,080)	(313)	533	4,199
Other changes in equity	(345)	(2,769)	15	(6)	8,210	—	(65)	1,072	(11,076)	1,298	137	—	(1,263)	(4,792)
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—	—	—	—	—	—	—	—	(590)	(590)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital reduction	(345)	(2,769)	—	—	—	—	345	2,769	—	—	—	—	(93)	(93)
Dividends	—	—	—	—	(1,485)	—	—	—	—	—	—	—	(603)	(2,088)
Purchase of equity instruments	—	—	—	—	—	—	—	(2,159)	—	—	—	—	—	(2,159)
Disposal of equity instruments	—	—	—	—	—	—	6	462	—	—	—	—	—	468
Transfer from equity to liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,695	—	(54)	—	(11,076)	1,298	137	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share-based payment	—	—	—	(55)	—	—	—	—	—	—	—	—	—	(55)
Others increases or (-) decreases of the equity	—	—	15	49	—	—	(362)	—	—	—	—	—	23	(275)
Balance as at 30-06-2024 (*)	7,747	41,604	735	189	82,324	—	(5,816)	(6)	6,059	—	(36,963)	(1,872)	9,647	103,648
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended 30 June 2025.

January - June 2025	105

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.
GRUPO SANTANDER
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2025 AND 2024
(EUR million)

	Note	30-06-2025	30-06-2024 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES		2,604	(60,172)
Profit/(loss) for the period		7,463	6,592
Adjustments made to obtain the cash flows from operating activities		17,400	13,925
Depreciation and amortisation cost		1,626	1,656
Other adjustments		15,774	12,269
Net increase/(decrease) in operating assets		33,806	82,440
Financial assets held-for-trading		9,104	35,042
Non-trading financial assets mandatorily at fair value through profit or loss		(398)	402
Financial assets at fair value through profit or loss		882	(592)
Financial assets at fair value through other comprehensive income		(6,706)	1,295
Financial assets at amortised cost		29,804	45,626
Other operating assets		1,120	667
Net increase/(decrease) in operating liabilities		12,664	3,232
Financial liabilities held-for-trading		5,777	13,709
Financial liabilities designated at fair value through profit or loss		(817)	(5,968)
Financial liabilities at amortised cost		7,039	(1,103)
Other operating liabilities		665	(3,406)
Income tax recovered/(paid)		(1,117)	(1,481)
B. CASH FLOWS FROM INVESTING ACTIVITIES		(563)	(2,301)
Payments		4,247	6,034
Tangible assets	7	3,202	4,738
Intangible assets		812	909
Investments		46	362
Subsidiaries and other business units	2	187	25
Non-current assets held for sale and associated liabilities		—	—
Other payments related to investing activities		—	—
Proceeds		3,684	3,733
Tangible assets	7	2,927	2,991
Intangible assets		—	—
Investments		275	294
Subsidiaries and other business units		53	4
Non-current assets held for sale and associated liabilities	6	429	444
Other proceeds related to investing activities		—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(8,058)	(4,173)
Payments		8,936	8,587
Dividends	3	1,643	1,485
Subordinated liabilities		4,084	3,210
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		2,021	2,159
Other payments related to financing activities		1,188	1,733
Proceeds		878	4,414
Subordinated liabilities		306	3,908
Issuance of own equity instruments	11	—	—
Disposal of own equity instruments		542	471
Other proceeds related to financing activities		30	35
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(8,185)	2,538
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(14,202)	(64,108)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		192,208	220,342
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		178,006	156,234
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,807	7,113
Cash equivalents at central banks		158,978	134,228
Other financial assets		9,770	14,893
Less: Bank overdrafts refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		175,555	156,234
In which: restricted cash			—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	6	2,451	—
(*) Presented for comparison purposes only (see Note 1.e).
The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognised income and expense for the six-month period ended 30 June 2025.

106	January - June 2025

Banco Santander, S.A. and Companies composing Grupo Santander

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended 30 June 2025.
1.    Introduction, basis of presentation of the interim condensed consolidated financial statements and other information
a)    Introduction
Banco Santander, S.A. ('the parent' or 'Banco Santander') is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information of the Bank can be consulted at its registered office at Paseo de Pereda 9 -12, Santander.
In addition to the operations carried on directly by it, Banco Santander is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Grupo Santander ('Santander' or 'The Group').
Grupo Santander's interim condensed consolidated financial statements ('interim financial statements') for the six-month period ended 30 June 2025 were authorised and approved by Grupo Santander's directors at the board of directors meeting held on 29 July 2025. Grupo Santander's consolidated annual accounts for year 2024 were approved by shareholders at Banco Santander annual general meeting on 4 April 2025.
b)    Basis of presentation of the interim financial statements
Under Regulation (EC) n.º 1606/2002 of the European Parliament and of the Council of 19 July 2002 all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January, 2005 in conformity with the International Financial Reporting Standards ('IFRS') previously adopted by the European Union ('EU-IFRS'). In order to adapt the accounting system of Spanish credit institutions with the principles and criteria established by the IFRS adopted by the European Union ('EU-IFRS'), the Bank of Spain published circular 4/2017, dated 27 November 2017, and subsequent changes, on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
The consolidated annual accounts for 2024 were authorised at the board of directors meeting on 25 February 2025 in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/2017, and subsequent modifications, using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly Grupo Santander’s consolidated equity and consolidated financial position at 31 December 2024 and the consolidated results of its operations, and the consolidated cash flows in 2024. The aforementioned consolidated annual accounts, which are included in Grupo Santander’s Form 20-F filed with the U.S. Securities and Exchange Commission on 28 February 2025, and these interim financial statements are also in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS-IASB', and together with EU-IFRS, 'IFRS').
These interim financial statements were prepared and are presented in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting, for the preparation of interim financial statements in accordance with the provisions of article 12 of Royal Decree 1362/2007 taking into account the requirements of Circular 3/2018, of June 28, of the Securities and Exchange Commission (CNMV). These interim financial statements will be included in the Half-Yearly Financial Information corresponding to the first half of 2025 that the Group presents in accordance with the aforementioned Circular 3/2018.
In accordance with IAS 34, the interim financial statements are intended only to provide an update on the content of the latest consolidated annual accounts authorised for issue, focusing on new activities, events and circumstances occurring during the first six months, and does not duplicate information previously reported in the latest consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRS and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024.
Grupo Santander policies include presenting the interim financial statements for its use in the different markets using the Euro as its presentation currency. The amounts held in other currencies and the balances of entities whose functional currency is not the Euro, have been translated to the presentation currency in accordance with the criteria indicated in Note 2.a to the consolidated annual accounts for 2024, except for the exchange rate used for the Argentine peso (see Note 1.c). As indicated in that note, for practical reasons, the balance sheet amount has been converted to the closing exchange rate, the equity to the historical type, and the income and expenses have been converted by applying the average exchange rate of the period; the application of such exchange rate or that corresponding to the date of each transaction does not lead to significant differences in the interim financial statements of Grupo Santander.

January - June 2025	107

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2024 including the following accounting standard with an effective application date 1 January 2025, which is detailed below:
•Amendment to IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. Group applied the aforementioned amendment in advance as of 31 December 2024; for more information see Note 1.c.
The aforementioned accounting standards and modifications have not had a significant effect on Grupo Santander’s financial statements, except for what was disclosed before.
All accounting policies and measurement bases with a material effect on the interim financial statements for 30 June 2025 were applied in their preparation.
By the time of the preparation of these interim financial statements, there are no standards pending adoption by the European Union for the current exercise by the IASB with an effective date of 1 January 2025.
c)     Use of critical estimates
The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of Banco Santander in preparing the interim financial statements. The main accounting principles, policies, and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2024, except for those indicated in these interim financial statements due to the accounting standards and modifications that have come into effect during the first six months of the year 2025.
The interim financial statements contain estimates made by the senior management of Banco Santander and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported in the consolidated entities. These estimates, which were made on the basis of the best information available, relate mainly to the following:
•The income tax expense, which is recognised in interim periods based on the best estimate of the weighted average tax rate expected by Grupo Santander for the full financial year;
•The impairment losses on certain assets – financial assets at fair value through other comprehensive income, financial assets at amortised cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;
•The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
•The useful life of the tangible and intangible assets;
•The measurement of goodwill impairment arising on consolidation;
•The calculation of provisions and the consideration of contingent liabilities;
•The fair value of certain unquoted assets and liabilities;
•The recoverability of deferred tax assets; and
•The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario resulting from the complex geopolitical situation and the changes in inflation levels, interest rates and currency exchange rate trends, albeit with a resilient labor market in the geography where the Group operates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation.
In the second quarter of 2024, as a result of the significant divergence between the official exchange rate and other macroeconomic factors, primarily inflation, Grupo Santander began applying an alternative exchange rate to the official exchange rate for the Argentine peso. This rate reflects the exchange rate observed in orderly transactions between market participants under prevailing economic conditions for certain purposes, such as the repatriation of dividends from businesses in Argentine.
Given the stabilization and improvement in the country's macroeconomic outlook, during the fourth quarter of 2024 and the first quarter of 2025, this alternative rate was based on the CCL dollar ('contado con liquidación'), which is the exchange rate that results from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso denomination/dollar).

108	January - June 2025

As of the second quarter of 2025, and considering the liberalization of the foreign exchange market and the elimination of restrictions on the purchase of foreign currency by individuals, and the value of this CCL dollar exchange rate does not differ significantly from other market rates and the official exchange rate, Grupo Santander started using the official exchange rate as a reference once again.
During the six-month period ended on 30 June 2025, there were no additional significant changes to the estimates made at the end of the 2024 financial year, other than those indicated in these interim financial statements.
d)    Contingent assets and liabilities
Note 25 to Grupo Santander's consolidated annual accounts for the year ended 31 December 2024 includes information on the contingent assets and liabilities at that date. There were no significant changes in Grupo Santander's contingent assets and liabilities from 31 December 2024 to the date of formal preparation of these interim financial statements.
e)   Comparative information
The information for the year 2024 contained in these interim financial statements is only presented for comparison purposes with the information relating to the six-month period ended 30 June 2025.
The information in the interim income statement from the first semester of 2024 has been restated, as a result of the agreement for the sale of Santander Bank Polska by Grupo Santander, as required by IFRS 5 (see Notes 2 and 6).
Likewise, the information in Note 12 related to segment information for June 2024 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see Note 12).
In order to interpret the changes in the balances with respect to 31 December 2024, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (Note 51.b to the consolidated annual accounts for the annual year ended 31 December 2024) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2025: Mexican peso (-2.73%), US dollar (-11.58%), Brazilian real (0.36%), Argentinian peso (-12.05%), Pound sterling (-3.25%), Chilean peso (-5.78%) and Polish zloty (0.78%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (-14.40%), US dollar (-0.94%), Brazilian real (-11.49%), Pound sterling (1.24%), Chilean peso (-2.57%) and Polish zloty (1.90%).
f)     Seasonality of the Grupo Santander’s transactions
The business activities carried on by Grupo Santander entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the interim financial statements for the six-month period ended 30 June 2025.
g)    Materiality
In determining the note disclosures to be made on the various items in the interim financial statements or other matters, Grupo Santander, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements for the six-month period ended 30 June 2025.
h) Other information
On 29 May 2025, Order HAC/532/2025 of 26 May was published, which establishes the obligation to self-assess and pay the tax on the interest and commission margins of certain financial institutions, approved by Law 7/2024 of 20 December. Banco Santander appealed against this Ministerial Order, requesting its suspension, but at the date of these interim financial statements the request had not been resolved. As a result, in June the estimated tax payment of EUR 154.3 million corresponding to the 2024 margins was made, and the corresponding asset was recorded under 'Financial assets at amortised cost - loans and advances to customers'.
The accrued interest and commission income tax expense at 30 June 2025 for 2025 interest and commission margins is recognised in the tax expense line of the income statement for an amount of EUR 174 million.
i)    Events after the reporting period
On 1 July 2025, Banco Santander, S.A. announced the resolution of the offer to repurchase the preferred securities of the outstanding issue "EUR 1,500,000,000 4.375% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities", with ISIN code XS2102912966, for an aggregate nominal amount of EUR 466.6 million.

On 2 July 2025, Banco Santander, S.A. placed a series of contingently convertible preferred securities into newly issued ordinary shares of the Bank, for a total nominal amount of EUR 1,500 million.

January - June 2025	109

2.    Grupo Santander
Appendices I, II and III to the consolidated annual accounts for the year ended 31 December 2024 provide relevant information on Grupo Santander companies at that date and on the companies accounted for under the equity method.
Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by Grupo Santander in 2024, 2023 and 2022.
The most significant transactions carried out during the first six months of 2025 or pending execution at 30 June 2025 is described below:
Agreement for the sale of the stake in Caceis
On 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. As a result of the above, as of 31 December 2024, this participation was reclassified, at its carrying value, from the line item 'investments' to the line item 'Non-current assets held for sale' in the balance sheet (see Note 6). The transaction was formalized after obtaining the relevant regulatory approvals, generating a profit before taxes of EUR 231 million registered in the line item 'Gains or losses on non-current assets held for sale not classified as discontinued operations' of the income statement. Following the completion of the planned transaction, Crédit Agricole S.A. holds the 100% of CACEIS’s share capital.
The joint depositary, custody and related asset servicing services of Santander and CACEIS in Latin America is not included in the scope of the transaction and continues to be jointly controlled by Santander and CACEIS.
Agreement for the sale of 49% of Santander Bank Polska S.A.
On 5 May 2025, Banco Santander (Santander) announced an agreement to sell approximately 49% of the share capital of Santander Bank Polska S.A. (Santander Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of approximately EUR 7,000 million. Following the transaction, Santander will hold approximately 13% of Santander Polska’s share capital.
As part of this transaction, Banco Santander has agreed to acquire 60% of Santander Consumer Bank Polska, currently owned by Santander Polska, for approximately PLN 3,105 million (EUR 726 million).
The completion of the transactions is subject to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.
As a result of this transaction, the Group has reclassified at 30 June 2025 in consolidated the balance sheet the assets of Santander Polska and TFI under the line item 'Non-current assets held for sale', and their liabilities under the heading 'Liabilities associated with non-current assets held for sale'. Likewise, the effect of these businesses on the consolidated income statement for the first half of 2025 has been classified under the line item 'Profit/(loss) after tax from discontinued operations' (see Note 6), with the same classification applied for comparative purposes in the consolidated income statement for the first half of 2024.
Agreement for the acquisition of TSB Banking Group plc

On 1 July 2025, Banco Santander announced an agreement with Banco de Sabadell, S.A. (Sabadell) for the acquisition of TSB Banking Group plc (TSB) for approximately GBP 2,650 million (EUR 3,100 million) plus the results generated by this business between 31 March 2025, and the closing of the transaction.
The completion of the transaction is subject to approval by Sabadell’s shareholders and to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.

110	January - June 2025

3.    Shareholder remuneration system and earnings per share
a)   Shareholder remuneration system
The cash remuneration paid by Banco Santander to its shareholders in the first six months of 2025 and 2024 was as follows:

	30-06-2025			30-06-2024
	% of par value	Euros per share	Amount (EUR million)	% of par value	Euros per share	Amount (EUR million)
Ordinary shares	0.22	0.11	1,643	19.17%	0.0950	1,485
Other shares (without vote, redeemable, etc.)	—	—	—	—	—	—
Total remuneration paid	0.22	0.11	1,643	19.17%	0.0950	1,485
Dividend paid out of profit	0.22	0.11	1,643	19.17%	0.0950	1,485
Dividend paid with a charge to reserves or share premium	—	—	—	—	—	—
Dividend in kind	—	—	—	—	—	—
Flexible payment	—	—	—	—	—	—
At the Board of Directors meeting held on 25 February 2025, it was agreed to pay a complementary dividend in cash against 2024 results of EUR 11 cents per share which became effective on 2 May 2025, which was approved by the general meeting of shareholders on 4 April 2025.
Likewise, on 6 February 2025 a buyback program on account of the 2024 results was started for a maximum amount of EUR 1,587 million, ended on 27 June 2025 (see Note 11.b).
At the general meeting of shareholders held on 22 March 2024, it was agreed to pay an interim dividend in cash against 2023 results of EUR 9.50 cents per share agreed by the board of directors on 19 February 2024, which became effective on 2 May 2024. Likewise, the general meeting of shareholders approved the implementation of a share buyback program, also agreed upon by the board of directors, for a maximum amount of EUR 1,459 million euros, which finalized on June 2024.
b)   Earnings per share from continuing and discontinued operations
i. Basic earnings per share
Basic earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.
Accordingly:

	30-06-2025	30-06-2024
Profit attributable to the Parent (EUR million)	6,833	6,059
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(310)	(309)
	6,523	5,750
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	726	575
Profit or Loss from continuing operations (CCPS net) (EUR million)	5,797	5,175
Weighted average number of shares outstanding	14,995,834,683	15,664,707,190
Basic earnings per share (euros)	0.43	0.37
Of which: from discontinued operations (euros)	0.05	0.04
from continuing operations (euros)	0.38	0.33

January - June 2025	111

ii. Diluted earnings per share
Diluted earnings per share for the period are calculated by dividing the net profit attributable to Grupo Santander for the first six months adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity and of perpetual liabilities contingently amortisable in their case by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).
Accordingly, diluted earnings per share were determined as follows:

	30-06-2025	30-06-2024
Profit attributable to the Parent (EUR million)	6,833	6,059
Remuneration of contingently convertible preferred securities (CCPS) (EUR million)	(310)	(309)
	6,523	5,750
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (EUR million)	726	575
Profit or Loss from continuing operations (CCPS net) (EUR million)	5,797	5,175
Weighted average number of shares outstanding	14,995,834,683	15,664,707,190
Dilutive effect of options/receipt of shares	81,043,722	70,622,287
Adjusted number of shares	15,076,878,405	15,735,329,477
Diluted earnings per share (euros)	0.43	0.37
Of which: from discontinued operations (euros)	0.05	0.04
from continuing operations (euros)	0.38	0.33
4.    Remuneration and other benefits paid to Banco Santander’s directors and senior managers
Note 5 to Grupo Santander’s consolidated annual accounts for the year ended 31 December 2024 details the remuneration and other benefits to members of Banco Santander’s Board of Directors and senior management in 2024.
Following is a summary of the most significant data on the remunerations and benefits for the six-month periods ended 30 June 2025 and 2024:
Remuneration of members of the board of directors (1)

	EUR thousand
	30-06-2025	30-06-2024
Members of the board of directors: (2)
Remuneration concept
Fixed salary remuneration of executive directors	3,292	3,292
Variable salary remuneration of executive directors	—	—
Directors' fees	622	597
Bylaw-stipulated emoluments (annual emolument)	2,021	1,754
Other	2,361	2,173
Sub-total	8,296	7,816
Transactions with shares and/or other financial instruments	—	—
	8,296	7,816
1.The Notes to the consolidated annual accounts for 2025 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
2.From 27 June 2024, Mr. Carlos Barrabés and Mr. Antonio Francesco Weiss joined the board, in replacement of Mr. Bruce Carnegie-Brown and Mr. Ramiro Mato.
Mr. Bruce Carnegie-Brown stepped down as member of the board on 23 March 2024 and Mr. Ramiro Mato on 27 June 2024.

112	January - June 2025

Other benefits of members of the board of directors

	EUR thousand
	30-06-2025	30-06-2024
Members of the board of directors
Other benefits
Advances	—	—
Loans granted	262	99
Pension funds and plans: Endowments and/or contributions (1)	1,208	1,197
Pension funds and plans: Accumulated rights (2)	82,578	73,481
Life insurance premiums	928	720
Guarantees provided for directors	—	—
1. These correspond to the endowments and/or contributions made during the first six months of 2025 and 2024 in respect of retirement pensions, widowhood, orphanhood and permanent disability.
2. Corresponds to the rights accrued by the directors in matters of pensions. Additionally, former members of the board had at 30 June 2025 and 30 June 2024 rights accrued for this concept for EUR 42,662 thousand and EUR 44,456 thousand, respectively.

Remuneration of senior management (1)(2)
The table below includes the corresponding amounts related to remunerations of senior management at 30 June 2025 and 2024, excluding the executive directors:

	EUR thousand
	30-06-2025	30-06-2024
Senior management (1)
Total remuneration of senior management (2)	15,540	13,423
1.During the first six months of 2025 none of the senior managers have ceased in their functions (During the first six months of 2024, remunerations received by the members of the senior managers who ceased in their functions amounted to EUR 2,594 thousand).
2.The number of members of Banco Santander's senior management, excluding executive directors, is 15 as at 30 June 2025 (13 persons at 30 June 2024)
The variable annual remuneration (or bonuses) received for fiscal year 2024, both for directors and the rest of senior management, were included in the information on remuneration included in the annual report for that year. Similarly, the variable remuneration attributable to the 2025 results, which will be submitted for approval by the Board of Directors at the appropriate time, will be included in the financial statements for the current year.
Funds and pension plans of senior management

	EUR thousand
	30-06-2025	30-06-2024
Senior management (1)
Pension funds: Endowments and / or contributions (2)	2,708	2,376
Pension funds: Accumulated rights (3)	53,863	59,672
1.During the first six months of 2025 none of the senior managers have ceased in their functions (During the first six months of 2024, contributions made by the members of the senior managers who ceased in their functions amounted to EUR 168 thousand).
2.Corresponds to the allocations and/or contributions made during the first six months of 2025 and 2024 as retirement pensions.
3.Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at 30 June 2025 and 30 June 2024 rights accumulated for this same concept for EUR 73,141 thousand and EUR 83,485 thousand, respectively.

January - June 2025	113

5.    Financial assets
a)   Breakdown
The detail, by nature and category for measurement purposes, of Grupo Santander's financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at 30 June 2025 and 31 December 2024 is as follows, presented by the nature and categories for valuation purposes:

	EUR million
	30-06-2025
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	58,288
Equity instruments	16,278	4,674		2,300
Debt instruments	85,290	284	2,850	60,929	119,661
Loans and advances	74,978	766	5,941	12,572	1,029,296
Central Banks	16,685	—	—	—	16,806
Credit institutions	22,578	—	1,110	304	55,343
Customers	35,715	766	4,831	12,268	957,147
Total	234,834	5,724	8,791	75,801	1,148,957

	EUR million
	31-12-2024
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost
Derivatives	64,100
Equity instruments	16,636	4,641		2,193
Debt instruments	82,646	447	2,897	76,558	120,949
Loans and advances	66,871	1,042	5,018	11,147	1,082,758
Central Banks	12,966	—	—	—	16,179
Credit institutions	27,314	—	408	363	55,537
Customers	26,591	1,042	4,610	10,784	1,011,042
Total	230,253	6,130	7,915	89,898	1,203,707

114	January - June 2025

Following is the gross exposure of financial assets subject to impairment stages at 30 June 2025 and 31 December 2024:

	EUR million
	30-06-2025				31-12-2024
	Gross amount				Gross amount
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Financial assets at fair value through other comprehensive income	73,048	399	181	73,628	87,135	469	253	87,857
Debt instruments	60,924	11	—	60,935	76,521	41	6	76,568
Loans and advances	12,124	388	181	12,693	10,614	428	247	11,289
Credit institutions	304	—	—	304	363	—	—	363
Customers	11,820	388	181	12,389	10,251	428	247	10,926
Financial assets at amortised cost	1,061,470	77,259	30,932	1,169,661	1,106,876	84,583	34,016	1,225,475
Debt instruments	118,138	1,116	757	120,011	119,993	556	695	121,244
Loans and advances	943,332	76,143	30,175	1,049,650	986,883	84,027	33,321	1,104,231
Central Banks	16,806	—	—	16,806	16,179	—	—	16,179
Credit institutions	55,319	11	20	55,350	55,542	—	—	55,542
Customers	871,207	76,132	30,155	977,494	915,162	84,027	33,321	1,032,510
Total	1,134,518	77,658	31,113	1,243,289	1,194,011	85,052	34,269	1,313,332
On 30 June 2025, Grupo Santander has EUR 382 million (EUR 559 million on 31 December 2024) of exposure in impaired assets purchased with impairment, of which EUR 64 million still show signs of impairment, which mainly correspond to the business combinations carried out by Grupo Santander.
b)    Impairment allowances of financial assets at amortised cost portfolio
The following is the movement that has taken place, during the six-month periods ended 30 June 2025 and 2024, in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortised cost:

	EUR million
	30-06-2025	30-06-2024
Balance as at beginning of period	22,326	22,950

Impairment losses charged to income for the period	7,314	7,005
Of which:
Impairment losses charged to income	14,514	12,720
Impairment losses reversed with a credit to income	(7,200)	(5,715)
Write-off of impaired balances against recorded impairment allowance	(6,780)	(6,439)
Exchange differences and other	(1,774)	(701)

Balance as at end of period	21,086	22,815

Of which, relating to:
Impaired assets	13,607	14,429
Other assets	7,479	8,386

Of which:
Individually calculated	2,628	2,964
Collectively calculated	18,458	19,851

January - June 2025	115

Previously written-off assets recovered during the first six months of 2025 and 2024 amount to EUR 845 million and to EUR 800 million, respectively. In addition, during the first six months of 2025 there was no recognition for losses in the income statement due to renegotiation or contractual modifications, while EUR 66 million were recognized during the first six months of 2024, mainly due to the CHF mortgage portfolio in Santander Consumer in Poland. Considering these amounts, the recorded impairment of financial assets at amortised cost is EUR 6,469 million and EUR 6,271 million during the first six months of 2025 and 2024, respectively.
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' as at 30 June 2025 and 30 June 2024:

	EUR million
	30-06-2025
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,281	4,735	13,967	21,983
Transfers between stages	(769)	596	3,925	3,752
Net changes of the exposure and modifications in the credit risk	663	(469)	3,313	3,507
Write-offs	—	—	(6,717)	(6,717)
Exchange differences and other	(217)	(411)	(1,208)	(1,836)
Carrying amount at end of period	2,958	4,451	13,280	20,689

	EUR million
	30-06-2024
	Stage 1	Stage 2	Stage 3	Total
Impairment allowance as at beginning of period	3,587	4,930	14,149	22,666
Transfers between stages	(627)	609	3,941	3,923
Variation due to credit risk	530	(423)	2,962	3,069
Write-offs	—	—	(6,439)	(6,439)
Exchange differences and other	(186)	(78)	(509)	(773)
Carrying amount at end of period	3,304	5,038	14,104	22,446
c)  Impaired assets of financial assets at amortised cost portfolio
The movement during the six-month periods ended 30 June 2025 and 2024, in the balance of financial assets classified at amortised cost and considered impaired by reason for the credit risk is as follows:

	EUR million
	30-06-2025	30-06-2024
Balance as at beginning of period	34,206	34,363
Net additions	6,119	6,747
Written-off assets	(6,780)	(6,439)
Perimeter Changes	—	13
Exchange differences and other	(2,549)	(647)
Balance at end of period	30,996	34,037
This amount, after deducting the related allowances, represents Grupo Santander's best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

116	January - June 2025

d)  Collaterals received
Following is the breakdown of the value of the collaterals received to ensure the collection of the financial assets that comprise the heading of financial assets at amortized cost, distinguishing between real collaterals and other collaterals at 30 June 2025 and 31 December 2024:

	EUR million
	30-06-2025	31-12-2024
Real collaterals value	587,733	632,814
Of which: Impaired	10,847	12,768
Other collaterals value	96,094	94,543
Of which: Impaired	1,909	1,390
Total value of the collaterals received	683,827	727,357
e)  Fair value of financial assets not measured at fair value
Following is a comparison of the carrying amounts of Grupo Santander’s financial assets measured at other than fair value and their respective fair values at 30 June 2025 and 31 December 2024:

	EUR million
	30-06-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Loans and advances	1,029,296	1,029,388	1,082,758	1,073,530
Debt instruments	119,661	119,530	120,949	119,539
ASSETS	1,148,957	1,148,918	1,203,707	1,193,069
The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2024.
6.    Non-current assets held for sale and liabilities associated with non-current assets held for sale
The detail, by nature, of Grupo Santander’s non-current assets held for sale and liabilities associated with non-current assets held for sale at 30 June 2025 and 31 December 2024 is as follows presented by nature:

	EUR million
	30-06-2025	31-12-2024
Tangible assets
Foreclosed assets	2,583	2,621
Of which Property assets in Spain	1,860	1,896
Other tangible assets held for sale	219	230

Entities on sold
Caceis (Note 2)	—	1,137
Santander Bank Polska (Note 2)	65,896	—

Other assets	12	14
Total Assets associated with non-current assets held for sale	68,710	4,002

	EUR million
	30-06-2025	31-12-2024
Entities on sold
Santander Bank Polska (Note 2)	59,361	—
Total Liabilities associated with non-current assets held for sale	59,361	—

January - June 2025	117

The balance of the provisions for tangible assets at 30 June 2025 is EUR 2,539 million (EUR 2,606 million at 31 December 2024). The charges recorded in the first six months of 2025 and 2024 amounted to EUR 54 million and EUR 80 million, respectively, and the recoveries undergone during those periods amount to EUR 7 million and EUR 25 million, respectively.
Assets and liabilities from discontinued operations
The following are the condensed consolidated balance sheet, condensed consolidated profit and loss accounts, and condensed consolidated cash flow statements for the Polish business for sale:
Condensed balance sheets of companies held for sale - Santander Bank Polska

EUR million
Condensed assets	30-06-2025
Cash, cash balances at central banks and other deposits on demand	2,451
Financial assets held for trading	1,793
Financial assets designated at fair value through other comprehensive income	6,798
Financial assets at amortised cost	51,424
Intangible assets	1,374
Tax assets	900
Other assets	1,156
TOTAL ASSETS	65,896

EUR million
Condensed liabilities	30-06-2025
Financial liabilities held for trading	989
Financial liabilities at amortised cost	56,420
Provisions	541
Tax liabilities	940
Other liabilities	471
TOTAL LIABILITIES	59,361

EUR million
Other comprehensive income	30-06-2025
Items that will not be reclassified to profit or loss	50
Actuarial gains or losses on defined benefit pension plans	1
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	49
Items that may be reclassified to profit or loss	(636)
Hedges of net investments in foreign operations (effective portion)	(524)
Exchange differences	(179)
Cash flow hedges (effective portion)	83
Debt instruments at fair value with changes in other comprehensive income	(5)
Share in other income and expenses recognised in investments, joint ventures and associates	(11)

118	January - June 2025

Condensed income statements of companies held for sale - Santander Bank Polska

	EUR million
Condensed consolidated income statements	01-01-2025 to 30-06-2025	01-01-2024 to 30-06-2024
Interest income	1,505	1,401
Dividend income	3	3
Investments accounted for using the equity method	14	12
Net commissions	342	315
Net trading income	37	26
Other operating results	(73)	(77)
Total income	1,828	1,680
Administrative expenses, depreciation and amortisation cost	(501)	(430)
Loan-loss provisions (*)	(121)	(302)
Other results and provisions	(243)	(164)
Profit before taxes	963	784
Tax expense	(237)	(209)
Profit of the year	726	575
(*) Of which EUR 63 million correspond to renegotiations or contractual modifications at 30 June 2025 (EUR 194 million at 30 June 2024).
Condensed statements of cash flows of companies held for sale - Santander Bank Polska

	EUR million
Condensed consolidated statements of cash flows	30-06-2025	31-12-2024
A) Cash flows from operating activities	430	453
B) Cash flows from investing activities	(11)	(30)
C) Cash flows from financing activities	(466)	(376)
D) Effect of foreign exchange rate differences	9	14
E) Net increase/(decrease) in cash and cash equivalents	(38)	61
7.   Tangible assets
a)   Changes in the period
In the first six months of 2025 and 2024, tangible assets (rights of use are not included) were acquired for EUR 3,197 million and EUR 4,738 million, respectively.
Likewise, in the first six months of 2025 and 2024 tangible asset items were disposed of with a carrying amount of EUR 2,927 million and EUR 2,979 million, generating a net profit of EUR 1 million and EUR 14 million, respectively.
b)   Property, plant and equipment purchase commitments
At 30 June 2025 and 2024, Grupo Santander did not have any significant commitments to purchase property, plant and equipment items.
c) Leasing rights
As of 30 June 2025, Grupo Santander has tangible assets under lease for the amount of EUR 1,646 million (EUR 1,918 million at 31 December 2024).

January - June 2025	119

8.    Intangible assets
The detail of Intangible Assets - Goodwill at 30 June 2025 and 31 December 2024, based on the cash-generating units giving rise thereto, is as follows:

	EUR million
	30-06-2025	31-12-2024
Banco Santander (Brazil)	3,061	3,079
SAM Investment Holdings Limited	1,444	1,444
Santander Consumer Germany	1,304	1,304
Santander Portugal	1,040	1,040
Santander España	998	998
Santander US Auto	944	1,068
Santander Holding USA (ex. Auto)	765	865
Santander UK	620	641
Banco Santander - Chile	454	482
Grupo Financiero Santander (Mexico)	441	453
Ebury Partners	329	340
Santander Consumer Nordics	211	211
Santander Bank Polska	—	1,178
Other entities	349	335
Total Goodwill	11,960	13,438
During the first six months of 2025 there has been an decrease in goodwill of EUR 1,478 million, of which EUR 1,178 million corresponds to the reclassification in the consolidated balance sheet of the goodwill of Santander Bank Polska under the heading 'Non-current assets held for sale' (see Notes 2 and 6). The remaining amount is mainly due to exchange differences (see Note 11), which in accordance with current regulations, have been recorded with a credit to the heading 'Other comprehensive income - Items that can be reclassified in results- Foreign currency translation' of equity through the Statement of recognized income and expenses.
Note 17 of the consolidated annual accounts for the year ended 31 December 2024 includes detailed information on the procedures followed by Grupo Santander to analyse the potential impairment of the goodwill recognised with the respect to its recoverable amount and to recognise the related impairment losses, where appropriate.
In accordance with IAS 36, a Cash Generating Unit (CGU) to which goodwill has been assigned should be subjected to an annual impairment test, and when there are signs of impairment.
In accordance with all mentioned before and the analysis made of the information available on the evolution of the different cash-generating units that could reveal the existence of indications of impairment, the directors of the Grupo Santander have concluded that during the first six months of 2025 , there were no triggers that required the recording of impairments.

120	January - June 2025

9.   Financial liabilities
a)   Breakdown
The following is a breakdown of Grupo Santander's financial liabilities, other than the balances corresponding to the Derivatives - hedge accounting heading, as of 30 June 2025 and 31 December 2024, presented by nature and categories for valuation purposes:

	EUR million
	30-06-2025			31-12-2024
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortised cost
Derivatives	50,396			57,753
Short Positions	34,473			35,830
Deposits	70,813	25,842	1,054,043	58,568	28,806	1,126,439
Central banks	10,096	1,594	20,482	13,300	1,774	24,882
Credit institutions	20,720	1,749	87,828	26,284	1,625	90,012
Customer	39,997	22,499	945,733	18,984	25,407	1,011,545
Debt instruments	—	9,671	302,292	—	7,554	317,967
Other financial liabilities	—	—	44,297	—	—	39,916
Total	155,682	35,513	1,400,632	152,151	36,360	1,484,322
b)   Information on issuances, repurchases or redemptions of debt instruments issued
The detail of the balance of debt instruments issued according to their nature is:

	EUR million
	30-06-2025	31-12-2024
Bonds and debentures outstanding	244,891	252,765
Subordinated	30,951	35,461
Promissory notes and other securities	36,121	37,295
Total debt instruments issued	311,963	325,521
The detail, at 30 June 2025 and 2024, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by Banco Santander or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2025 and 2024:

	EUR million
	30-06-2025
	Opening balance as at 01-01-2025	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 06-30-25
Bonds and debentures outstanding	252,765	—	37,180	(32,874)	(12,180)	244,891
Subordinated	35,461	—	278	(3,147)	(1,641)	30,951
Bonds and debentures outstanding and subordinated liabilities issued	288,226	—	37,458	(36,021)	(13,821)	275,842

January - June 2025	121

	EUR million
	30-06-2024
	Opening balance as at 01-01-2024	Perimeter	Issuances or placements	Repurchases or redemptions	Exchange rate and other adjustments	Closing balance as at 06-30-24
Bonds and debentures outstanding	231,880	(1,224)	41,185	(32,172)	27	239,696
Subordinated	30,529	—	3,908	(2,422)	96	32,111
Bonds and debentures outstanding and subordinated liabilities issued	262,409	(1,224)	45,093	(34,594)	123	271,807
On 29 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 50 million with ISIN code XS1539846896.
On 19 March 2025, Banco Santander, S.A., prepaid all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1793250041 for a total nominal amount of EUR 187.6 million and which trade on the Irish Stock Market 'Global Exchange Market'.
On 18 March 2025, Banco Santander, S.A. carried out an issue for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 6 March 2025, Banco Santander, S.A. issued subordinated obligations for an amount of AUD 350 million (valued at EUR 202 million) for a term of 10 years with ISIN code AU3FN0096376. The issue was made at 100.00% and the coupon of the issue was fixed at a floating rate of 3mBBSW+192 bps quarterly for the first 5 years, with a redemption option in March 2030. In the event of non-amortization, the coupon will remain at 3mBBSW+192 bps.
On 6 March 2025, Banco Santander, S.A. carried out an issue of subordinated debentures for an amount of AUD 250 million (valued at EUR 144 million) for a term of 10 years with ISIN code AU3CB0319184. The issue was made at 100.00% and the coupon of the issue was set at 5.80% semi-annually for the first 5 years, with a redemption option in March 2030, the coupon being revised, in the event of non-redemption, at a variable rate equivalent to a margin of 192 points plus the 3mBBSW variable rate.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
On 20 May 2024, Banco Santander, S.A., proceeded to partially redeem in advance the contingently convertible preferred shares with ISIN code XS1793250041, for a total nominal amount of 1,312.4 million euros and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market', leaving the amount in circulation at 187.6 million euros.
On 20 May 2024, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of 1,500 million euros. The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 7% annually for the first six years, being reviewed every five years thereafter by applying a margin of 443.2 basis points over the five-year mid-swap rate.
On 14 March 2024, Banco Santander, S.A. issued subordinated obligations for an amount of USD 1,250 million (valued at EUR 1,158 million) for a term of 10 years. The issuance was made at par and the issue coupon was set at 6.35% per year, payable bi-annually.
On 8 February 2024, Banco Santander, S.A., proceeded to prepay all of the contingently convertible Tier 1 preferred shares with ISIN code XS1951093894, for a total nominal amount of USD 1,200 million (valued at EUR 1,110 million) and that were traded on the Irish Stock Exchange 'Global Exchange Market'.
On 22 January 2024, Banco Santander, S.A. issued subordinated bonds for an amount of EUR 1,250 million for a term of 10 years and 3 months. The issue was carried out at 99.74% and the issue coupon was set at 5.00% per year for the first 5 years and 3 months, with an amortization option in April 2029, reviewing the coupon, in case of non-amortization, at a fixed rate equivalent to a margin of 250 points plus the 5-year Euro swap rate.
c)    Other issuances guaranteed by Grupo Santander
At 30 June 2025 and 2024, there were no debt instruments issued by associates or non-Group third parties (unrelated) that had been guaranteed by Banco Santander or any other Group entity.

122	January - June 2025

d)   Fair value of financial liabilities not measured at fair value
Following is a comparison between the value by which Grupo Santander’s financial liabilities are recorded that are measured using criteria other than fair value and their corresponding fair value at 30 June 2025 and 31 December 2024:

	EUR million
	30-06-2025		31-12-2024
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	1,054,043	1,054,610	1,126,439	1,125,532
Debt instruments	302,292	303,170	317,967	317,912
Liabilities	1,356,335	1,357,780	1,444,406	1,443,444
Additionally, other financial liabilities are accounted for EUR 44,297 million and EUR 39,916 million as of 30 June 2025 and 31 December 2024, respectively.
The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table are detailed in Note 51.c of the consolidated annual accounts for 2024, other than those mentioned in these interim financial statements.
10.   Provisions
a)    Provisions for Pensions and other post-retirements obligations and Other long term employee benefits
The variation experienced by the balance of the Pensions and other post-retirements obligations and other long-term employee benefits from 31 December 2024 to 30 June 2025, is mainly due to net provisions against equity for changes in financial assumptions and other experience adjustments, and also to benefit payments, premiums and contributions (see Note 11.d).
b)    Provisions for taxes and other legal contingencies and Other provisions
Set forth below is the detail, by type of provision, of the balances at 30 June 2025 and at 31 December 2024 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	EUR million
	30-06-2025	31-12-2024
Provisions for taxes	760	727
Provisions for employment-related proceedings (Brazil)	533	458
Provisions for other legal proceedings	1,475	1,532
Provision for customer remediation	615	1,001
Provision for restructuring	619	589
Other	807	744
	4,809	5,051
Relevant information is set forth below in relation to each type of provision shown in the preceding table:
The provisions for taxes include provisions for tax-related proceedings.
The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.
The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Grupo Santander companies.
The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK, as well as the estimated amount related to the floor clauses of Banco Popular Español, S.A.U. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.
The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.
Lastly, the Other heading contains very atomized and individually insignificant provisions, such as the provisions to cover the operational risk of the different offices of the Group.

January - June 2025	123

Qualitative information on the main litigation is provided in Note 10.c.
The Group's general policy is to record provisions for tax and legal proceedings in which the Group assesses the chances of loss to be probable and the Group does not record provisions when the chances of loss are possible or remote. Grupo Santander determines the amounts to be provided for as its best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.
With respect to changes in provisions in the first six months of 2025, for employment and other legal proceedings, in Brazil, provisions of EUR 241 million and EUR 116 million were recorded, making payments of EUR 167 million and EUR 82 million, respectively.
c)    Litigation and other matters
i. Tax-related litigation
At 30 June 2025 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably two cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (Imposto sobre a Renda das Pessoas Jurídicas - IRPJ - and Contribuçao Social sobre o Lucro Liquido -CSLL-) in relation to different administrative processes of various years on the ground that the requirements under the applicable legislation were not met. The appeals, which involves several cases, are pending decision in different administrative and judicial instances. No provision was recognised in connection with the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. There are several cases in different judicial instances. A provision was recognised in connection with the amount of the estimated loss.
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. On December 2020, the appeal was decided unfavourably. Against the judgment, the bank filed a motion for clarification which has not been accepted. Currently it is appealed to higher courts. There is a provision recognized for the estimated loss.
•In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), (currently Zurich Santander Brasil Seguros e Previdência S.A.), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005, questioning the tax treatment applied to a sale of shares of Real Seguros, S.A. The administrative discussion ended unfavourably, and the CARF decision has been appealed at the Federal Justice. As the former parent of Santander Seguros S.A. (Brasil) (currently Zurich Santander Brasil Seguros e Previdência S.A.), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it is considered to be a contingent liability.
•In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to corporate income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortisation performed after the merger. The Bank appealed before the Higher Chamber of CARF, and a final favourable decision was obtained in April 2024. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

124	January - June 2025

•Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A from years 2007 to 2012. In May and October 2024, the appeal related to period 2009 to 2012 was finally rejected by the CARF and the resolution was appealed at the Federal Justice. No provision was recognised in connection with this matter as it was considered to be a contingent liability.
•Banco Santander (Brasil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for the amount considered to be a contingent liability.
•Banco Santander (Brasil) S.A. is involved in appeals in relation to infringement notices initiated by tax authorities regarding the offsetting of tax losses in the CSLL of year 2009 and 2019. The appeals are pending decision at the administrative level. No provision was recognised in connection with this matter as it is considered to be a contingent liability.
•Banco Santander (Brasil) S.A. filed a suspensive judicial measure aiming to avoid the withholding income tax (Imposto sobre a Renda Retido na Fonte - IRRF), on payments derived from technology services provided by Group foreign entities. A favorable decision was handed down and an appeal was filed by the tax authority at the Federal Regional Court, where it awaits judgment. No provision was recognized as it is considered to be a contingent liability.
•Brazilian tax authorities have issued infringement notices against Getnet Adquirência e Serviços para Meios de Pagamento S.A and Banco Santander (Brasil) S.A. as jointly liable in relation to corporate income tax (IRPJ and CSLL) for 2014 to 2018 questioning the tax-deductibility of the amortization of the goodwill from the acquisition of Getnet Tecnologia Proces S.A., considering that the company would not have complied with the legal requirements for such amortization. The tax assessment notices were appealed to the CARF. In 2024, the CARF issued a favourable partial decision on both infraction notices. In December 2024, the tax authorities issued a new infringement notice for 2019 and 2020. No provision was recognized as it is considered to be a contingent liability.
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 729 million, and for lawsuits that qualify as contingent liabilities is EUR 4,949 million.
At the date of approval of these interim financial statements, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 30 June 2025 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The order related to the Judgment requires SISUK to pay the amount of the judgment plus interest by 15 August.
The Santander Entities disagree with the Judgment. Following the Commercial Court’s refusal for permission to appeal, SISUK will seek permission directly from the Court of Appeal. To date, Group maintains provisions that reflect its best estimate of the exposure corresponding to this litigation in view of its risk assessment and the legal actions available to it.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024 the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA first paused the handling of DCA complaints and then extended this to motor finance commission related complaints which are now paused until 4 December 2025. A claim was issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal , alleging that SCUK’s historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of October 2025 connected to the outcome of the FCA Review.
The outcome of the FCA’s Review will likely be informed by an appeal to the Supreme Court heard in early April 2025 (with judgment pending) of the Court of Appeal’s judgment of October 2024 relating to two other lenders, and by an appeal to the Court of Appeal of the High Court’s judicial review of a final decision by the Financial Ombudsman Service against another lender, which has been adjourned pending the aforementioned Supreme Court decision.

January - June 2025	125

On 11 March 2025 the FCA announced that if, considering the Supreme Court's decision, it concludes motor finance customers have lost out from widespread failings by firms, then it was likely it would consult on an industry-wide redress scheme. The FCA committed to updating the market on its proposed approach within 6 weeks of the Supreme Court’s decision.

In light of the Court of Appeal’s judgment of October 2024, the Santander UK Group recognised a provision of GBP 293 million (EUR 341.8 million) in its financial results for 2024. This included estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions, including the outcomes of the appeals above. There continue to be significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, and the nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially different than the amount provided, and it is not practicable to quantify the extent of any remaining contingent liability.

•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision has been appealed by Delforca, Monesa and the bankruptcy administrator. On 1 June 2023, the appeal hearing took place and on 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator and confirming the first instance judgment. Delforca and Monesa (not the bankruptcy administrator) have filed an appeal in cassation before the Supreme Court against the judgment of the Provincial Court of Barcelona.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to bank deposits (economic plans). At the end of 2017, an agreement between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits was reached and was approved by the Supremo Tribunal Federal (the STF and the Collective Agreement). Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, the STF approved the extension of the Collective Agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the Collective Agreement actions related to the 'Collor I Plan'. On May 2025, the STF issued the judgment recognizing the constitutionality of the Bresser, Verão, Collor I and II plans, guaranteeing savers the receipt of the amounts established in the Collective Agreement and setting a deadline of 24 months for new adhesions. As of 30 June 2025, the provision recorded for the economic plan proceedings amounts to EUR 176.3 million.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous appeals were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently, there are no ongoing appeals.
On the other hand, in relation to the lawsuits initiated by investors directly against Banco Santander, S.A. derived from the acquisition of Banco Popular, there are five preliminary rulings pending: three preliminary rulings referred by the First Instance Court No. 3 of Santa Coloma de Farners in April 2023 concerning pre-emptive subscription rights and the compatibility of the principles of proportionality and legal certainty with the bringing of legal actions by former holders of pre-emptive subscription rights and shares against the entity issuing the securities or against the entity succeeding it, which is currently suspended; and (ii) two preliminary rulings referred by the Supreme Court in November 2023 regarding a holder of subordinated bonds who filed a claim against Banco Popular before the resolution; and which will be resolved by the CJEU on 11 September 2025.

On 4 March 2024, in the context of preliminary proceedings 42/2017, the Central Court of Instruction No. 4 issued a ruling transforming the proceedings into Summary Proceedings and terminating the investigation phase. The ruling considers that the circumstantial evidence resulting from the investigation which could constitute a crime is basically the following: (i) an alleged misrepresentation in the prospectus of the 2016 capital increase of Banco Popular; (ii) an alleged misrepresentation in the annual accounts of Banco Popular for 2015, the interim financial statements for 2016 and the annual accounts for 2016; and (iii) the offer to the market of a distorted amount of regulatory capital, after the capital increase of 2016 (for allegedly having been granted by Banco Popular financing to clients for the subscription of shares in the aforementioned capital increase, without discounting it from the regulatory capital). According to the aforementioned ruling, these facts could constitute the crimes of fraud of investors (art. 282 of the Criminal Code) and accounting falsehood (art. 290 of the Criminal Code). All appeals filed against the ruling have been dismissed.

126	January - June 2025

The accusing parties, including the Public Prosecutor's Office, filed their indictment briefs on 28 October 2024, which included requests for compensation for civil liability and the request that not only the defendants but also several entities are held liable for such compensation, including Banco Santander, S.A., the auditing firm and several insurance companies. Following the filing of the indictment briefs, on 22 November 2024, the Court (Investigating Judge) issued an order for the opening of the oral trial against the defendants and civil liability parties, including Banco Santander, S.A. as a possible civil liable party. However, in line with what was determined by the Spanish National Court and confirmed by the Supreme Court concerning the hypothetical succession of Banco Popular by Banco Santander, S.A., the oral trial has not been opened against the Bank as possible direct civil liable party.
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65 million. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial.

Regarding the civil liability, the Bank considers that it has no subsidiary civil liability, in light of the CJEU’s rulings issued (i) on 5 May 2022, determining that Directive 2014/59/EU of the European Parliament and of the Council does not allow that, after the total redemption of the shares of the share capital of a credit institution or an investment services company subject to a resolution procedure, the shareholders who have acquired shares within the framework of a public subscription offer issued by said company before the start of such a resolution procedure, exercise against that entity or against its successor, an action for liability for the information contained in the prospectus, under Directive 2003/71/EC of the European Parliament and of the Council, or an action for annulment of the subscription contract for those shares, which, taking into account its retroactive effects, gives rise to the restitution of the equivalent value of said shares, plus the interest accrued from the date of execution of said contract; and (ii) on 5 September 2024, confirming that Directive 2014/59 precludes, after the total write down of the shares in a credit institution under resolution, that persons who have purchased (a) capital instruments that have been converted into shares in that credit institution before the adoption of resolution measures against it, or (b) capital instruments which, in the context of that procedure, have been converted into shares in that credit institution, which were subsequently transferred to another credit institution, from bringing, against that institution or against its successor entity, an action for damages on the basis of flawed and incorrect information provided in the prospectus or a declaration of nullity. Notwithstanding the foregoing, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.

The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 and of 5 September 2024 referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank, and other group entities based in UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties and/or disgorgement of proceeds), cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial penalties.
•Banco Santander, S.A. was sued in a legal proceeding in which the plaintiff alleges that the Bank breached his contract as CEO of the institution: in the lawsuit, the claimant mainly requested a declaratory ruling upholding the existence, validity and effectiveness of such contract and its enforcement together with the payment of certain amounts. For the case that the main request is not granted, the claimant sought a compensation for a total amount of approximately EUR 112 million or, an alternative relief for other minor amounts. Banco Santander, S.A. answered to the legal action stating that the conditions to which the appointment of that position was subject to were not met; that the executive services contract required by law was not concluded; and that in any case, the parties could terminate the contract without any justified cause.
On 17 May 2021, the plaintiff reduced his claims for compensation to EUR 61.9 million. On 9 December 2021, the Court upheld the claim and ordered the Bank to compensate the claimant in the amount of EUR 67.8 million. By court order of 13 January 2022, the Court corrected and supplemented its judgment, reducing the total amount to be paid by the Bank to EUR 51.4 million and clarifying that part of this amount (buy out) was to be paid under the terms of the offer letter, i.e., entirely in Banco Santander shares, within the deferral period for this type of remuneration at the plaintiff's former employer and subject to the performance metrics or parameters of the plan in force at the Bank, which was that of 2018. As explained in note 5 of the report of the consolidated annual accounts of the year 2022, the degree of performance of these objectives was 33.3%.
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR. 35.5 million, within the voluntary compliance period.

January - June 2025	127

On 6 February 2023, Banco Santander was notified with the judgment of 20 January 2023 by which the Madrid Court of Appeal partially upheld the appeal filed by the Bank. The judgment has reduced the amount to be paid by EUR 8 million, which, to the extent that this amount was already paid in the provisional partial enforcement of the judgement of first instance court, must be returned to the Bank together with other amounts for interest, which the appeal judgement also rejects. The plaintiff deposited circa EUR 9.6 million. This amount was received by the Bank on 11 July 2023. On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.
•CHF Polish Mortgage Loans: on 3 October 2019, the CJEU rendered its decision in relation to a judicial proceeding against an unrelated bank in Poland regarding the consequences of potentially unfair contractual clauses in CHF-Indexed loan agreements. The CJEU left it up to national courts to decide in this regard, indicating that it is possible to invalidate a contract if it cannot be maintained without the abusive terms and there are no explicit supplementary provisions that can replace these terms.
On 15 June 2023, the CJEU issued its judgment in Case C-520/21, in which it confirmed that it is national law that is relevant to determine the effect of cancellation of a contract - respecting the principles arising from Directive 93/13/EEC. According to the ruling of the CJEU in that case, the bank's claims in excess of the repayment of the nominal amount of the loan's principal and, as the case may be, the payment of default interest are contrary to the objectives of Directive 93/13/EEC if they were to lead to a profit analogous to the one it intended to make from the performance of the contract and thus eliminate the deterrent effect.
On 25 April 2024, the Civil Chamber of the Supreme Court rendered a decision according to which: (i) in the event that a provision of an indexed or denominated loan agreement relating to the manner of determining the exchange rate of a foreign currency constitutes an abusive contractual term and is not binding, based on the current case law, it is not possible for this provision to be replaced by any other method of determining exchange rates under the law or prevailing practices; (ii) in the event that it is not possible to determine a foreign currency exchange rate binding for the parties in an indexed or denominated credit agreement, the agreement is not binding. Further, referring to the issues related to the cancellation of a credit agreement, the Supreme Court pointed out that: (i) if the bank has paid all or part of the credit amount to the borrower and the borrower has made repayments of the credit, independent claims for the repayment of the undue payment arise in favour of each party (the so-called two condition theory); (ii) the limitation period of the bank's claim for reimbursement of amounts paid under the credit begins from the day following the day on which the borrower challenged the bindingness of the terms of the agreement; (iii) there is no legal basis for either party to claim interest or other benefits for the use of its funds during the period between the undue payment and the date when the repayment became due. The criteria set out by the Supreme Court in its decision could clarify the previous decisions described above. Nine judges of the Supreme Court declined to participate in the resolution raising questions of a constitutional nature and six judges submitted dissenting opinions mainly on issues related to the maintenance of the agreement after the elimination of abusive clauses.
Santander Bank Polska and Santander Consumer Bank Poland estimate legal risk using a model which considers different possible outcomes and regularly monitor court rulings on foreign currency loans to verify changes in case law practice, including the impact of the aforementioned Supreme Court resolution on this case law. The Bank is reaching settlements with customers who have taken legal action as well as with those who have not yet decided to file a lawsuit. The settlement scenario is reflected in the model used to calculate provisions for legal risks.
As of 30 June 2025, Santander Bank Polska S.A. and Santander Consumer Bank S.A. maintained a portfolio of loans affected by the legal risk connected with CHF mortgage for an approximate gross amount of PLN 4,435.6 million (EUR 1,045.6 million). As of 1 January 2022, in accordance with IFRS 9 and based on the new best available information, the accounting methodology was adapted so that the gross carrying amount of mortgage loans denominated and indexed in foreign currencies is reduced by the amount in which the estimated cash flows are not expected to cover the gross amount of loans, including as a result of legal controversies relating to these loans. In the absence of exposure or insufficient gross exposure, a provision according to IAS 37 is recorded.
As of 30 June 2025, the total value of adjustment to gross carrying amount in accordance with IFRS9 as well as provisions recorded under IAS37, amount to PLN 6,508.7 million (EUR 1,534.4 million) of which PLN 4,110.6 million (EUR 969.1 million) corresponds to adjustment to gross carrying amount under IFRS 9 and PLN 2,398.1 million (EUR 565.3 million) to provisions recognized in accordance with IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 during the first semester of 2025 amounted to PLN 58.1 million (EUR 13.5 million), the additional provisions under IAS 37 amounted to PLN 671.9 million (EUR 158.8 million). Other costs related to the dispute amounted to PLN 318.1 million (EUR 75.2 million).
The above figures include Santander Bank Polska and Santander Consumer.
These provisions represent the best estimate as of 30 June 2025. Santander Bank Polska and Santander Consumer Bank Poland will continue to monitor and assess the appropriateness of those provisions.
•Banco Santander Mexico: dispute regarding a testamentary trust constituted in 1994 by Mr. Roberto Garza Sada in Banca Serfin (currently Santander Mexico) in favor of his four sons in which he affected shares of Alfa, S.A.B. de C.V. (respectively, Alfa and the Trust). During 1999, Mr. Roberto Garza Sada instructed Santander México in its capacity as trustee to transfer 36,700,000 shares from the Trust's assets to his sons and daughters and himself. These instructions were ratified in 2004 by Mr. Roberto Garza Sada before a Notary Public.

128	January - June 2025

Mr. Roberto Garza Sada passed away on 14 August 2010 and subsequently, in 2012, his daughters filed a complaint against Santander Mexico alleging it had been negligent in its trustee role. The lawsuit was dismissed at first instance in April 2017 and on appeal in 2018. In May 2018, the plaintiffs filed an appeal (recurso de amparo) before the First Collegiate Court of the Fourth Circuit based in Nuevo León, which ruled in favor of the plaintiffs on 7 May 2021, annulling the 2018 appeal judgment and condemning Santander Mexico to the petitions claimed, consisting of the recovery of the amount of 36,700,000 Alfa shares, together with dividends, interest and damages.
Santander Mexico has filed various constitutional reviews and appeals against the recurso de amparo referred to above, which have been dismissed by the Supreme Court of Justice of the Nation. As of this date, an amparo review filed by the Bank is pending to be resolved in the Collegiate Courts in the State of Nuevo León, thus the judgment is not final.
The Bank asked the Supreme Court of Justice of the Nation to take up the matter. what was accepted and consequently, the Supreme Court of Justice will resolve the matter. In addition, the Bank presented a recurso de reclamación against the non-admission of the recurso de revisión extraordinario issued by the then president of the Supreme Court of Justice of the Nation. On 25 June 2025, such recurso de reclamación was accepted and, consequently, the resolution of the recurso de revisión extraordinario against the judgment which condemned the Bank is now pending.
Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered to be sufficient to cover the risks deriving from this claim.
•Mortgage Expenses: In December 2015 the Spanish Supreme Court ruled that mortgage clauses relating to the payment of fees associated to formalizing the mortgage were abusive. On 27 November 2018, the Supreme Court agreed that the taxpayer of the documented legal acts stamp duty tax (IAJD) on the mortgage loans should be the borrower. On 9 November 2018, RDL 17/2018 came into force and modified the Law of the IAJD, establishing that the taxpayer is the Bank. On 23 January 2019, the Supreme Court ruled the distribution of the same must be 50% between the Bank and the borrower in public notary expenses and agency expenses. The Supreme Court also ruled that the Bank must pay 100% of the Registry. On 26 October 2020, the Supreme Court ruled that the Bank is fully responsible for the management expenses; and on 27 January 2021, the Supreme Court ruled that the Bank is also responsible for the valuation expenses.
In relation to the statute of limitations, on 25 April 2024, two judgments were rendered (cases C-561/21 and C-484/21) in which the Court of Justice of the European Union (CJEU) stated that the commencement of the statute of limitations for the annulment of the mortgage expenses shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the CJEU has handed down judgments confirming that the statute of limitations for the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the CJEU has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the annulment of mortgage expenses has been raised before the CJEU by the First Instance Court No 8 of La Coruña. In December in 2024, the Supreme Court handed down two additional judgments regarding statute of limitations, in which it determines that the date to be considered for the purposes of the application of Directive 93/1994 and, consequently, the statute of limitations detailed in its previous judgments, is 31 December 1994 (i.e. the date when the deadline for its transposition ended). This is based on the principle of interpretation in accordance with directives not transposed (applicable once their transposition period has expired). The recorded provision includes the best estimate of Group’s liability for this matter.
Banco Santander, S.A. and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters additional to those referred to here.
With the information available to it, the Group considers that, at 30 June 2025, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Those cases in which provisions have been registered but are not disclosed are justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, the Group believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.

January - June 2025	129

11.   Equity
In the six-month periods ended 30 June 2025 and 2024 there were no quantitative or qualitative changes in Grupo Santander's equity other than those indicated in the condensed consolidated statements of changes in total equity.
a)    Capital
Banco Santander's share capital at 30 June 2025 and 31 December 2024 consisted of EUR 7,443 and 7,576 million, represented by 14,885,325,372 and 15,152,492,322 shares, respectively, of EUR 0.50 of nominal value each and all of them of a unique class and series.
On 3 June 2025, there was a capital reduction amounting to EUR 133,583,475 through the redemption of 267,166,950 shares, corresponding to the share buyback program carried out between February and June 2025.
The transaction did not involve the return of contributions to shareholders, as the Bank holds the redeemed shares.
b)    Share premium
As a result of the capital reductions described in Note 11.a, during the first semester of 2025, the share premium has been reduced by EUR 1,453,416,348 corresponding to the difference between the purchase value of the shares amortised (EUR 1,586,999,823) and the nominal value of said shares (EUR 133,583,475) (see Total Statement of Changes in Shareholders' Equity). Likewise, and in accordance with applicable legislation, a reserve for amortized capital has been allocated with a charge to the share premium for an equal amount to the nominal value of said amortised shares (EUR 133,583,475).
c) Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	EUR million
	30-06-2025	31-12-2024
Other comprehensive income accumulated	(37,565)	(36,595)
Items not reclassified to profit or loss	(4,060)	(4,757)
Actuarial gains or losses on defined benefit pension plans	(3,997)	(4,404)
Non-current assets held for sale	50	—
Share in other income and expenses recognised in investments, joint ventures and associates	—	(1)
Other valuation adjustments	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(235)	(432)
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	189	284
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(189)	(284)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	122	80
Items that may be reclassified to profit or loss	(33,505)	(31,838)
Hedge of net investments in foreign operations (effective portion)	(6,781)	(8,002)
Exchange differences	(25,567)	(22,375)
Hedging derivatives (effective portion)	215	(298)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(293)	(736)
Hedging instruments (items not designated)	—	—
Non-current assets held for sale	(636)	—
Share in other income and expenses recognised in investments, joint ventures and associates	(443)	(427)

130	January - June 2025

d) Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans
The balance of the heading Other accumulated comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans, includes the actuarial gains or losses and the return on the assets assigned to the plan, less administration costs and plan's own taxes, and any change in the effects of the asset limit, excluding amounts included in net interest on net defined benefit liability (asset). Its variation is shown in the consolidated condensed statement of recognized income and expense.
During the first six months of 2025, the amount of actuarial losses (net of actuarial gains) has decreased by EUR 21 million. The main impacts are:
In first place, due to the higher addition against equity amounting to EUR 79 million, with the following breakdown:
•Increase of EUR 90 million in the accumulates actuarial losses relating to the Group´s entities in Brazil, mainly due to the evolution experienced by the discount rate -reduction from 10.58% to 10.52% in pension plans and from 10.50% to 10.42% in medical plans-, to the short term inflation and the evolution in the asset portfolio.
•Decrease of EUR 27 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -increase from 3.00% to 3.60%-.
•Decrease of EUR 21 million in the accumulates actuarial losses relating to the Group´s entities in Germany, mainly due to the evolution experienced by the discount rate -increase from 3.56% to 3.94%-.
•Increase of EUR 20 million in the cumulative actuarial losses relating to the Group's businesses in Portugal, mainly due to the behaviour of the asset portfolio.
•Increase of EUR 17 million in the cumulative actuarial losses relating to the Group's businesses in other geographical areas.
In second place, due to the evolution of exchange rates, a EUR 100 million decrease, mainly due to the depreciation of the pound sterling.
e) Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income
Includes the net amount of unrealised fair value changes in equity instruments at fair value with changes in other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2025 and 31 December 2024 under 'Other comprehensive income - Items not reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income' depending on the geographical origin of the issuer:

	EUR million
	30-06-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Equity instruments
Domestic
Spain	40	(1,325)	(1,285)	144	39	(1,328)	(1,289)	117
International
Rest of Europe	75	(71)	4	188	131	(71)	60	299
United States	24	—	24	38	22	—	22	24
Latin America and rest	1,022	—	1,022	1,930	775	—	775	1,753
	1,161	(1,396)	(235)	2,300	967	(1,399)	(432)	2,193
Of which:
Listed	1,043	(48)	995	1,999	779	(51)	728	1,780
Unlisted	118	(1,348)	(1,230)	301	188	(1,348)	(1,160)	413

January - June 2025	131

f) Other comprehensive income - Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences
Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.
Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.
The net variation of both headings recognised during the first six months of 2025 in the interim condensed consolidated statement of recognised income and expenses, reflects the impact of the evolution of the currencies during the year, reflecting mainly the general depreciation of the currencies, except the Brazilian real, Chilean peso and the Polish zloty (see Note 1.e).
Of this variation, a capital loss of EUR 104 million corresponds to the valuation at the closing exchange rate of goodwill for the first six months of 2025 (see Note 8).
g) Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income
Includes the net amount of unrealised fair value changes in debt instruments at fair value through other comprehensive income.
Below is a breakdown of the composition of the balance as of 30 June 2025 and 31 December 2024 under Other comprehensive income - Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	EUR million
	30-06-2025				31-12-2024
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Issued by public Public-sector
Spain	107	—	107	10,102	103	—	103	13,764
Rest of Europe	282	(33)	249	9,223	268	(70)	198	15,413
Latin America and rest of the world	95	(672)	(577)	33,257	76	(944)	(868)	38,784
Issued by Private-sector
Spain	64	(69)	(5)	8,045	96	(23)	73	6,019
Rest of Europe	33	(14)	19	7,410	25	(18)	7	7,478
Latin America and rest of the world	90	(176)	(86)	5,464	16	(265)	(249)	6,247
	671	(964)	(293)	73,501	584	(1,320)	(736)	87,705

132	January - June 2025

12.   Segment information (Primary segment)
Grupo Santander has aligned the information in this note with the underlying information used internally for management reporting and with that presented in Grupo Santander's other public documents.
Grupo Santander's executive committee has been selected to be its chief operating decision maker. Grupo Santander's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by business units in which benefits are obtained or by geography. The information is prepared by aggregating the figures for Grupo Santander’s various geographic areas and business units, relating it to both the accounting data of the units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
During the first quarter of 2025, Grupo Santander made changes to the composition of its primary segments, as well as to the criteria for allocating profit among them, as follows:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail and Commercial Banking or Corporate and Investment Banking have been incorporated into Wealth Management & Insurance.
•Profit sharing criteria between Retail & Commercial Banking and Cards has been improved, aligning criteria across the Group.
•Additionally, it has been completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
The Group's main level of segmentation, derived from its management model, consolidates the Group's businesses under five business areas:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking business (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent the majority of the total Retail business.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and US (DCB US).
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
•Payments: comprises the Group's digital payments solutions, providing global technology solutions for the banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where Group operates).
In accordance with the information used by the Group's executive committee for decision making, following is a distribution of the gross margin by business segment accompanying consolidated income statements for the six-month periods ended 30 June 2025 and 2024.
In addition to these operating units, which report by businesses and geographic area, Grupo Santander continues to maintain the area of Corporate Centre, that includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of Grupo Santander's assets and liabilities committee, as well as management of liquidity and of shareholders' equity via issuances.
This financial information ('underlying basis') is computed by adjusting reported results for the effects of certain gains and losses (e.g.: capital gains, write-downs, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to understand better the underlying trends in the business.

January - June 2025	133

Following is the reconciliation between the adjusted profit and the statutory profit corresponding to the six-month periods ended 30 June 2025 and 2024:

	EUR million
	Total Income		Profit before tax		Profit
Segment	30-06-2025	30-06-2024	30-06-2025	30-06-2024	30-06-2025	30-06-2024
Retail & Commercial Banking	15,710	16,277	5,468	5,243	3,687	3,374
Digital Consumer Bank	6,425	6,449	1,456	1,341	1,042	1,069
Corporate & Investment Banking	4,354	4,178	2,318	2,151	1,534	1,405
Wealth Management & Insurance	2,032	1,837	1,274	1,106	948	794
Payments	2,840	2,659	594	274	335	25
Corporate Centre	(351)	(350)	(807)	(606)	(713)	(609)
Underlying Profit	31,010	31,050	10,303	9,508	6,833	6,059
Adjustments	(1,828)	(2,015)	(1,199)	(784)	—	—
Statutory Profit	29,182	29,035	9,104	8,724	6,833	6,059
Explanation of the adjustments to the statutory profit at 30 June 2025:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 2). However, in the underlying profit, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain of EUR 231 million at 30 June 2025, from the sale of Santander's remaining 30.5% stake in CACEIS (see note 2).
•Charges of EUR 467 million at 30 June 2025 (EUR 231 million net of taxes and minority interests) after updating the macroeconomic parameters in Brazil's credit provisioning models.
113.   Related parties
The parties related to Grupo Santander are deemed to include, in addition to its subsidiaries, associates and joint ventures, Banco Santander’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
Following is a detail of the transactions performed by Grupo Santander with its related parties in the first six months of 2025 and 2024, distinguishing between significant shareholders, members of Banco Santander’s board of directors, Banco Santander’s executive vice presidents, Grupo Santander entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

	EUR million
	30-06-2025
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	60	2	62
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	51	1	52
	—	—	111	3	114
Income
Finance income	—	—	221	4	225
Dividends received	—	—	—	—	—
Services rendered	—	—	15	—	15
Sale of stocks	—	—	—	—	—
Other income	—	—	666	1	667
	—	—	902	5	907

134	January - June 2025

	EUR million
	30-06-2025
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	3	281	111	395
Financing agreements: loans and capital contributions (borrower)	—	(5)	(424)	162	(267)
Guarantees provided	—	2	7	4	13
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	27	(7)	20
Dividends and other distributed profit	—	3	—	33	36
Other transactions	—	—	(204)	(3)	(207)

	EUR million
	30-06-2025
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors	—	—	—	—	—
Loans and credits granted	—	17	10,438	332	10,787
Other collection rights	—	—	389	2	391
	—	17	10,827	334	11,178
Credit balances:
Suppliers and creditors granted	—	—	—	—	—
Loans and credits received	—	11	2,614	454	3,079
Other payment obligations	—	—	172	—	172
	—	11	2,786	454	3,251

	EUR million
	30-06-2024
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses
Finance costs	—	—	75	2	77
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of stocks	—	—	—	—	—
Other expenses	—	—	97	—	97
	—	—	172	2	174
Income
Finance income	—	—	249	4	253
Dividends received	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of stocks	—	—	—	—	—
Other income	—	—	798	1	799
	—	—	1,047	5	1,052

January - June 2025	135

	EUR million
	30-06-2024
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Financing agreements: loans and capital contributions (lender)	—	—	363	50	413
Financing agreements: loans and capital contributions (borrower)	—	(2)	545	84	627
Guarantees provided	—	—	8	(291)	(283)
Guarantees received	—	—	—	—	—
Commitments acquired	—	—	44	2	46
Dividends and other distributed profit	—	2	—	17	19
Other transactions	—	—	(127)	—	(127)

	EUR million
	31-12-2024
Balance closing period	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Debt balances:
Customers and commercial debtors		—	—	—	—
Loans and credits granted		14	10,157	221	10,392
Other collection rights		—	625	5	630
	—	14	10,782	226	11,022
Credit balances:
Suppliers and creditors granted		—	—	—	—
Loans and credits received		16	3,038	292	3,346
Other payment obligations		—	205	—	205
	—	16	3,243	292	3,551

136	January - June 2025

14.   Off-balance-sheet exposures
The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted (recoverables and non recoverables).
Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.
Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	EUR million
	30-06-2025	31-12-2024
Loan commitments granted	302,446	302,861
Of which impaired	420	511
Financial guarantees granted	18,251	16,901
Of which impaired	478	217
Bank sureties	18,223	16,887
Credit derivatives sold	28	14
Other commitments granted	143,921	134,493
Of which impaired	616	793
Other granted guarantees	55,456	61,551
Other	88,465	72,942
The breakdown of the off-balance sheet exposure and impairment on 30 June 2025 and 31 December 2024 by impairment stages is EUR 444,905 million and EUR 435,147 million of exposure and EUR 287 million and EUR 305 million of impairment in stage 1, EUR 18,199 million and EUR 17,587 million of exposure and EUR 170 million and EUR 192 million of impairment in stage 2, and EUR 1,514 million and EUR 1,521 million of exposure and EUR 196 million and EUR 213 million of impairment in stage 3, respectively.
15.   Average headcount and number of branches
The average number of employees at Banco Santander and Grupo Santander, by gender, in the six-month periods ended 30 June 2025 and 2024 is as follows:

Average headcount
	Bank		Group (*)
	30-06-2025	30-06-2024	30-06-2025	30-06-2024
Men	11,913	12,246	98,122	99,865
Women	11,451	11,734	107,923	111,011
	23,364	23,980	206,045	210,876
(*) Of the total average number of employees at 30 June 2025, 3,592 men and 7,051 women belong to the Grupo's business held for sale in Poland.
The number of branches, depending on their location, as of 30 June 2025 and 31 December 2024 is as follow:

Number of branches
	Group
	30-06-2025	31-12-2024
Spain (*)	1,769	1,877
Group (**)	5,914	6,209
	7,683	8,086
(*) Includes branches in Spain of the Digital Consumer Bank business.
(**) At 30 June 2025, 361 branches corresponding to the Group's business held for sale in Poland (368 branches at 31 December 2024) are included.
At 30 June 2025 and 31 December 2024, CartaSur sales points and banking service points in Argentina are included, while operating points that do not provide customer service in Colombia are excluded.

January - June 2025	137

16.   Other disclosures
a) Valuation techniques for financial assets and liabilities
The following table shows a summary of the fair values, at 30 June 2025 and 31 December 2024, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by Grupo Santander to determine their fair value:

	EUR million
	30-06-2025			31-12-2024
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total
Financial assets held for trading	87,907	146,927	234,834	88,147	142,106	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	1,859	3,865	5,724	2,037	4,093	6,130
Financial assets at fair value through profit and loss	2,813	5,978	8,791	2,744	5,171	7,915
Financial assets at fair value through other comprehensive income	53,901	21,900	75,801	67,680	22,218	89,898
Hedging derivatives (assets)	—	4,628	4,628	—	5,672	5,672
Financial liabilities held for trading	28,026	127,656	155,682	29,974	122,177	152,151
Financial liabilities designated at fair value through profit or loss	—	35,513	35,513	—	36,360	36,360
Hedging derivatives (liabilities)	—	4,431	4,431	—	4,752	4,752
Liabilities under insurance contracts	—	18,343	18,343	—	17,829	17,829
The financial instruments at fair value determined on the basis of published price quotations in active markets (level 1) include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.
In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and, in cases, they use significant inputs not observable in market data (level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.
During the first six months of 2025 and 2024, Grupo Santander did not make any material transfers of financial instruments between measurement levels other than the transfers included in level 3 table.
Grupo Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).
The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.
The most important products and types of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at 31 December 2024.
As the end of 30 June 2025, the CVA (Credit Valuation Adjustment) accounted for was EUR 251 million (a decrease of 8.2% compared to 31 December 2024) and adjustments of DVA (Debt Valuation Adjustment) was EUR 309 million (a decrease of 2.7% compared to 31 December 2024). The reduction in CVA is due to the evolution in the models used to calculate spread curves for certain counterparties, movements in credit markets, market movements in interest rate and foreign exchange risk factors, while the reduction in DVA is due reductions in credit markets.

138	January - June 2025

Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 30 June 2025 and 31 December 2024:

	EUR million		EUR million
	Fair values calculated using internal models at 30-06-2025 (*)		Fair values calculated using internal models at 31-12-2024 (*)
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS	166,317	16,981	163,941	15,319
Financial assets held for trading	141,450	5,477	138,176	3,930
Central banks (**)	16,217	468	12,966	—	Present value method	Yield curves, FX market prices
Credit institutions (**)	22,509	69	26,546	769	Present value method	Yield curves, FX market prices
Customers (**)	31,711	3,843	24,602	1,801	Present value method	Yield curves, FX market prices
Debt instruments and equity instruments	13,957	212	11,115	413	Present value method	Yield curves, FX market prices
Derivatives	57,056	885	62,947	947
Swaps	40,004	649	47,519	556	Present value method, Gaussian Copula	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,812	15	1,583	2	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,583	42	1,879	30	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate futures	316	2	1,445	—	Present value method	Yield curves, FX market prices
Index and securities options	651	56	465	241	Black’s Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	12,690	121	10,056	118	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Liquidity, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	4,614	14	5,652	20
Swaps	4,311	14	5,390	20	Present value method	Yield curves, FX market prices, Basis
Interest rate options	84	—	2	—	Black Model	Yield curves, FX market prices, Volatility surfaces
Other	219	—	260	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	1,506	2,359	1,505	2,588
Equity instruments	770	2,045	763	1,841	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	52	232	205	242	Present value method	Yield curves
Loans and receivables	684	82	537	505	Present value method, swap asset model and CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,933	45	5,065	106
Credit institutions	1,110	—	408	—	Present value method	Yield curves, FX market prices
Customers (***)	4,814	17	4,590	20	Present value method	Yield curves, FX market prices, HPI
Debt instruments	9	28	67	86	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	12,814	9,086	13,543	8,675
Equity instruments	33	286	5	375	Present value method	Yield curves, Market price, Dividends and Others
Debt instruments	7,738	1,271	9,644	1,047	Present value method	Yield curves, FX market prices
Loans and receivables	5,043	7,529	3,894	7,253	Present value method	Yield curves, FX market prices and Credit curves

January - June 2025	139

LIABILITIES	184,727	1,216	179,766	1,352
Financial liabilities held for trading	126,702	954	121,243	934
Central banks (**)	10,096	—	13,300	—	Present value method	FX market prices, Yield curves
Credit institutions (**)	20,694	26	26,284	—	Present value method	FX market prices, Yield curves
Customers (**)	39,945	52	18,984	—	Present value method	FX market prices, Yield curves
Derivatives	48,722	876	56,205	934
Swaps	33,411	499	41,283	479	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	1,759	15	1,057	—	Black Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	2,095	111	2,295	79	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	824	155	1,160	294	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	604	29	1,276	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	10,029	67	9,134	82	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	7,245	—	6,470	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,401	30	4,740	12
Swaps	4,306	29	4,618	12	Present value method	Yield curves ,FX market prices, Basis
Interest rate options	—	1	3	—	Black's Model	Yield curves, Volatility surfaces, FX market prices and Liquidity
Other	95	—	119	—	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity and others
Financial liabilities designated at fair value through profit or loss (****)	35,513	—	36,200	160	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	18,111	232	17,583	246	Present Value Method with actuarial techniques	Mortality tables and yield curves
(*) The internal models of level 2 implement figures based on the parameters observed in the market, while level 3 internal models use significant inputs that are not observable in market data.
(**)     Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
(***) Includes mainly syndicated loans under the HTC&S business model.
(****) Includes mainly short-term deposits that are managed based on their fair value.

140	January - June 2025

Level 3 financial instruments
Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (level 3):
•HTC&S (Hold to collect and sale) syndicated loans classified in the fair value category with changes in other comprehensive income, where the cost of liquidity is not directly observable in the market, as well as the prepayment option in favour of the borrower.
•Illiquid equity instruments in non-trading portfolios, classified at fair value through profit or loss and at fair value through equity.
•Long-term temporary acquisitions/disposals of assets with corporate clients based on underlying assets for which no observable credit curve exists. To a lesser extent, repos/reverse repos with central banks on illiquid government-backed underlying assets.
•Callable interest rate derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.
•Trading derivatives on interest rates, taking as an underlying asset titling and with the amortization rate (CPR, Conditional prepayment rate) as unobservable main entry.
•Derivatives from trading on inflation in Spain, where volatility is not observable in the market.
•Equity volatility derivatives, specifically indices and equities, where volatility is not observable in the long term.
•Derivatives on long-term interest rate and FX in some units (mainly South America) where for certain underlyings it is not possible to demonstrate observability to these terms.
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the interim condensed consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recorded in the results of the first six months of 2025 arising from models whose significant inputs are unobservable market data (level 3) amounted to a loss of EUR 148 million (EUR 147 million of profit in the first six months of 2024).

January - June 2025	141

The table below shows the effect, at 30 June 2025 and 31 December 2024, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

30-06-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers and central banks
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.	n.a.	(6.29)	6.29
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.10%	(2.52)	2.58
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	4.00%	(8.28)	8.22
Others	Discounted Cash Flows	Credit spread	10% - 90%	33.30%	(1.29)	0.53
Derivatives
Cap&Floor	Black Scholes model	Volatility	(6.5)bps - 6.5bps	0.13bp	—	(0.01)
CCS	Discounted Cash Flows	Credit spread	156.7% - 158.7%	157.70%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.20%	(0.31)	0.44
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(19.97)	19.97
FX Forward	Forward estimation	Swap Rate	0% - 15%	7.50%	(0.03)	0.03
Fx Options	Fx option pricing model	Volatility	0.1% - 39.8%	19.80%	(0.49)	0.47
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.90%	(0.27)	0.26
IR Options	IR option pricing model	Volatility	0% - 30%	15.00%	(1.05)	1.05
IRS	Discounted Cash Flows	Credit spread	16.5% - 103.4%	59.60%	(4.01)	3.94
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	31.20%	(6.57)	2.92
IRS	Others	Others	5% - n.a.	n.a.	(9.11)	0.71
Others	Forward estimation	Price	60bps - 300bps	181.5bps	(3.95)	3.94
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(2.92)	2.92
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	62.30%	(0.44)	0.83
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%	1.60%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.23)	0.23

142	January - June 2025

30-06-2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	4.00%	(3.44)	3.42
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.12)	0.12
Equity instruments
Equities	Price Based	Price	90% - 110%	100%	(204.54)	204.54
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a. - n.a.	n.a.	(23.25)	—
Loans	Discounted Cash Flows	Interest rate curve	4.1% - 7.2%	5.70%	(1.69)	1.69
Loans	Forward estimation	Credit spread	153.7bps - 233.7bps	154.00bps	(4.72)	—
Loans	Market price	Market price	(0.7)% - 0.1%	-0.60%	(11.53)	1.99
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	2.5% - 4.2%	3.30%	(0.08)	0.08
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(28.60)	28.60
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	40.50%	(0.10)	0.06
FX Options	Volatility option model	Volatility	10% - 90%	39.60%	(0.01)	0.01
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	48.90%	(0.73)	0.70
IRS	Discounted Cash Flows	Credit Spread	16bps - 36bps	23.00bps	(1.70)	0.80

January - June 2025	143

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.	n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%	5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%	3.99%	(8.07)	8.02
Others	Discounted Cash Flows	Credit spread	10% - 90%	54.05%	(1.18)	1.45
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%	161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%	178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%	41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%	50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%	8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%	20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%	4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	—% - 30%	17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.	n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%	155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%	49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps	181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%	0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%	50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%	1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24

144	January - June 2025

31-12-2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%	3.96%	(3.63)	3.55
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	0.00bps	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp	(0.09)bps	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
1. For each instrument, the valuation technique is shown, the unobservable inputs described in the "Main unobservable inputs" column under probable scenarios, variation range, average value and impact resulting from valuing the position in the established maximum and minimum range.
2. The breakdown of impacts is shown by type of instrument and unobservable inputs.
3. The estimation of the range of variation of the unobservable inputs has been carried out taking into account plausible movements of said parameters depending on the type of instrument.
4. Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

January - June 2025	145

Lastly, the changes in the financial instruments classified as level 3 in the first six months of 2025 and 2024 were as follows:

	01-01-2025	Changes						30-06-2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	3,930	4,092	(2,697)	64	—	129	(41)	5,477
Central Banks	—	437	—	31	—	—	—	468
Credit institutions	769	44	(745)	1	—	—	—	69
Customers	1,801	3,484	(1,572)	33	—	99	(2)	3,843
Debt instruments	413	47	(112)	(16)	—	(77)	(43)	212
Equity instruments	—	—	—	—	—	—	—	—
Trading derivatives	947	80	(268)	15	—	107	4	885
Swaps	556	64	(94)	(29)	—	19	133	649
Exchange rate options	2	6	(1)	(29)	—	7	30	15
Interest rate options	30	—	(5)	4	—	21	(8)	42
Interest rate futures	—	—	(20)	2	—	—	20	2
Index and securities options	241	4	(115)	41	—	(8)	(107)	56
Other	118	6	(33)	26	—	68	(64)	121
Hedging derivatives (Assets)	20	3	(5)	7	—	—	(11)	14
Swaps	20	3	(5)	7	—	—	(11)	14
Financial assets designated at fair value through profit or loss	106	—	—	(11)	—	—	(50)	45
Loans and advances to customers	20	—	—	(3)	—	—	—	17
Debt instruments	86	—	—	(8)	—	—	(50)	28
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	83	(436)	112	—	2	10	2,359
Loans and advances to customers	505	—	(395)	—	—	—	(28)	82
Debt instruments	242	1	(4)	16	—	2	(25)	232
Equity instruments	1,841	82	(37)	96	—	—	63	2,045
Financial assets at fair value through other comprehensive income	8,675	6,405	(4,918)	—	(98)	85	(1,063)	9,086
Loans and advances to customers	7,253	5,982	(4,703)	—	(72)	85	(1,016)	7,529
Debt instruments	1,047	423	(213)	—	(25)	—	39	1,271
Equity instruments	375	—	(2)	—	(1)	—	(86)	286
TOTAL ASSETS	15,319	10,583	(8,056)	172	(98)	216	(1,155)	16,981
Financial liabilities held for trading	934	285	(300)	315	—	(183)	(97)	954
Credit institutions	—	26	—	—	—	—	—	26
Customers	—	52	—	—	—	—	—	52
Trading derivatives	934	207	(300)	315	—	(183)	(97)	876
Swaps	479	32	(27)	37	—	9	(31)	499
Exchange rate options	—	5	(2)	(26)	—	14	24	15
Interest rate options	79	2	(1)	2	—	(18)	47	111
Index and securities options	294	135	(122)	(36)	—	(6)	(110)	155
Securities and interest rate futures	—	—	(19)	29	—	—	19	29
Others	82	33	(129)	309	—	(182)	(46)	67
Hedging derivatives (Liabilities)	12	—	—	20	—	(2)	—	30
Swaps	12	—	—	20	—	(2)	(1)	29
Interest rate options	—	—	—	—	—	—	1	1
Financial liabilities designated at fair value through profit or loss	160	—	(7)	—	—	(153)	—	—
Liabilities under insurance contracts	246	—	—	(15)	—	—	1	232
TOTAL LIABILITIES	1,352	285	(307)	320	—	(338)	(96)	1,216

146	January - June 2025

	01-01-2024	Changes						30-06-2024
EUR million	Fair value calculated using internal models (Level 3)	Purchases/Settlements	Sales/Amortisation	Changes in fair value recognized in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	2,086	726	(194)	33	—	(566)	(42)	2,043
Debt instruments	914	84	(2)	(18)	—	(428)	(16)	534
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	1,147	367	(168)	49	—	(168)	(26)	1,201
Swaps	577	281	(94)	(3)	—	38	—	799
Exchange rate options	9	—	(1)	3	—	(2)	(1)	8
Interest rate options	153	—	—	(16)	—	(107)	—	30
Index and securities options	235	11	(47)	79	—	(66)	(16)	196
Other	173	75	(26)	(14)	—	(31)	(9)	168
Financial assets designated at fair value through profit or loss	181	593	(126)	28	—	61	(28)	709
Loans and advances to customers	31	188	(3)	(8)	—	—	16	224
Debt instruments	150	405	(123)	36	—	61	(44)	485
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	167	(189)	71	—	(69)	20	2,095
Loans and advances to customers	287	43	(97)	45	—	(140)	(6)	132
Debt instruments	313	5	(73)	2	—	—	(3)	244
Equity instruments	1,495	119	(19)	24	—	71	29	1,719
Financial assets at fair value through other comprehensive income	5,989	3,034	(2,522)	—	(123)	23	(53)	6,348
Loans and advances to customers	4,938	2,845	(2,505)	—	20	16	2	5,316
Debt instruments	559	186	(2)	—	(17)	7	(56)	677
Equity instruments	492	3	(15)	—	(126)	—	1	355
TOTAL ASSETS	10,351	4,520	(3,031)	132	(123)	(551)	(103)	11,195
Financial liabilities held for trading	869	293	(135)	(46)	—	(166)	(13)	802
Trading derivatives	869	293	(135)	(46)	—	(166)	(13)	802
Swaps	388	84	(23)	(52)	—	(93)	—	304
Interest rate options	139	1	(19)	7	—	(64)	1	65
Index and securities options	187	1	(17)	71	—	(7)	(13)	222
Exchange rate options	8	—	(1)	(4)	—	(2)	(1)	—
Others	147	207	(75)	(68)	—	—	—	211
Hedging derivatives (Liabilities)	6	—	—	(1)	—	—	—	5
Swaps	6	—	—	(2)	—	—	—	4
Interest rate options	—	—	—	1	—	—	—	1
Financial liabilities designated at fair value through profit or loss	29	264	(8)	38	—	29	—	352
Liabilities under insurance contracts	323	—	—	(19)	—	—	(30)	274
TOTAL LIABILITIES	1,227	557	(143)	(28)	—	(137)	(43)	1,433

January - June 2025	147

b) Refinancing and restructured transactions
The following terms are used with the meanings specified below:
•Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.
•Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.
For maximum guarantees amount, we will consider as follows:
•Collateral: the appraisal amount or valuation amount of the collateral received; for each transaction it cannot be higher than the covered amount of exposure.

148	January - June 2025

	30-06-2025
	Total							Of which: impaired
	Without collateral		With collateral					Without collateral		With collateral
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	22	8	5	4	3	—	8	9	5	4	4	3	—	8
Other financial institutions and: individual shareholder	876	120	650	341	195	52	156	497	61	425	163	84	9	149
Non financial institutions and individual shareholder	450,530	5,505	43,882	5,859	3,027	1,238	2,738	268,958	2,921	27,768	2,820	1,439	521	2,424
Of which: Financing for constructions and property development	318	18	310	493	337	2	48	198	4	157	83	77	2	22
Other warehouses	2,789,077	4,262	475,603	9,009	4,250	3,056	3,495	1,569,848	2,323	284,782	5,116	1,960	1,868	2,841
Total	3,240,505	9,895	520,140	15,213	7,475	4,346	6,397	1,839,312	5,310	312,979	8,103	3,486	2,398	5,422
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	13,875	343	4,834	612	460	15	168	6,975	202	1,802	236	122	8	139

January - June 2025	149

	31-12-2024
	Total							Of which: impaired
	Without collateral		With collateral					Without collateral		With collateral
					Maximum amount of the actual collateral that can be considered							Maximum amount of the actual collateral that can be considered
Amounts in million euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage collateral	Other collateral	Impairment of accumulated value or accumulated losses in fair value due to credit risk
Credit entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Public sector	23	9	9	2	2	—	4	8	3	7	1	1	—	3
Other financial institutions and: individual shareholder	946	70	605	306	199	52	93	574	21	512	125	70	14	85
Non financial institutions and individual shareholder	543,934	5,515	47,854	6,668	3,678	1,398	3,011	353,838	2,956	31,259	3,106	1,622	543	2,624
Of which: Financing for constructions and property development	12,688	103	1,765	828	672	30	171	8,789	64	1,116	218	154	20	127
Other warehouses	3,308,884	4,534	483,714	10,040	4,375	3,754	4,038	2,073,312	2,623	285,857	5,850	2,188	2,299	3,285
Total	3,853,787	10,128	532,182	17,016	8,254	5,204	7,146	2,427,732	5,603	317,635	9,082	3,881	2,856	5,997
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

150	January - June 2025

c) Real estate business – Spain
i) Portfolio of home purchase loans to families
Home purchase loans granted to families in Spain on 30 June 2025 amounted to EUR 59,927 million (EUR 59,316 million at 31 December 2024). Of which mortgage collateral are 99.66%:

	Million euros
	30-06-2025		31-12-2024
	Gross Amount	Of which: impaired	Gross Amount	Of which: impaired
Home purchase loans to families	59,927	729	59,316	789
-Without mortgage collateral	201	6	208	11
- With mortgage collateral	59,726	723	59,108	778
The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:
•Principal is repaid on all mortgages from the start.
•Early repayment is common so the average life of the transaction is well below that of the contract.
•High quality of collateral concentrated almost exclusively in financing the first home.
•Average affordability rate at the end of June stood at 23%.
•93% of the portfolio has a LTV below 80%, calculated as total risk/latest available house appraisal.

	30-06-2025
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	17,180	20,202	18,391	3,103	850	59,726
Of which: impaired	133	185	169	107	129	723

	31-12-2024
	Gross amount in books on the amount of the last appraisal (loan to value)
Million euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	Total
Gross amount	17,205	20,085	17,955	2,925	938	59,108
Of which: impaired	114	167	189	130	178	778
ii) Financing construction and property development
At 30 June 2025 and 31 December 2024 the financing amount related to construction and real estate business in Spain amounted to EUR 2,696 million and EUR 2,517 million net of allowances, respectively.

	30-06-2025
Million euros	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,721	219	25
Of which: watchlist/ impaired	43	3	17
Memorandum items: Written-off assets	244

January - June 2025	151

	31-12-2024
Million euros	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development recognised by the Group's credit institutions (including land) (business in Spain)	2,545	278	28
Of which: watchlist/ impaired	58	6	21
Memorandum items: Written-off assets	338

	30-06-2025	31-12-2024
Million euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain) (book value)	236,622	235,824
Total consolidated assets (Total business) (book value)	1,815,888	1,837,081
Impairment losses and provision for exposure classified as normal (business in Spain)	1,025	1,132
At the end 30 June 2025 and 31 December 2024 the concentration of this portfolio was as follows:

	Loans: gross amount
Million euros	30-06-2025	31-12-2024
1. Without mortgage collateral	17	13
2. With mortgage collateral	2,704	2,532
2.1 Completed buildings	983	934
2.1.1 Residential	716	634
2.1.2 Other	267	300
2.2 Buildings and other constructions under construction	1,706	1,580
2.2.1 Residential	1,690	1,534
2.2.2 Other	16	46
2.3 Land	15	18
2.3.1 Developed consolidated land	13	13
2.3.2 Other land	2	5
Total	2,721	2,545

152	January - June 2025

d) Foreclosed real estate assets
The following table shows the breakdown at 30 June 2025 and 31 December 2024 of the foreclosed assets for the Spanish business:

	30-06-2025
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	4,191	2,366	1,742	1,825
Of which:
Completed Buildings	594	404	344	190
Residential	162	92	76	70
Other	432	312	268	120
Buildings under construction	160	67	49	93
Residential	0	0	0	0
Other	160	67	49	93
Land	3,437	1,895	1,349	1,542
Developed Land	852	453	269	399
Other land	2,585	1,442	1,080	1,143
Property assets from home purchase mortgage loans to households	364	176	119	188
Other foreclosed property assets	94	50	39	44
Total property assets	4,649	2,592	1,900	2,057

	31-12-2024
Million euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses since time of the foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	4,329	2,456	1,804	1,873
Of which:
Completed Buildings	707	452	382	255
Residential	197	106	87	91
Other	510	346	295	164
Buildings under construction	95	41	30	54
Residential	0	0	0	0
Other	95	41	30	54
Land	3,527	1,963	1,392	1,564
Developed Land	1,000	533	318	467
Other land	2,527	1,430	1,074	1,097
Property assets from home purchase mortgage loans to households	390	183	123	207
Other foreclosed property assets	104	53	42	51
Total property assets	4,823	2,692	1,969	2,131
Additionally, Grupo Santander has participation in entities holding real estate assets foreclosed or received in payment of debts for an amount of EUR 23 million and capital instruments foreclosed or received in payment of debts for an amount of EUR 9 million.

January - June 2025	153

e) Solvency information
The Group commands a solvency position above the levels required by regulators and by the European Central bank. At 30 June 2025, at a consolidated level, the Group must maintain a minimum capital ratio of 9.65% of CET1 phase-in, applying the transitional CRR provision (4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar II, 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for systemically important institutions, 0.38% being the requirement for anti-cyclical capital buffer and 0.04% being the requirement for systemic risk requirement).
Grupo Santander must also maintain a minimum capital ratio of 11.47% of Tier 1 phase-in and a minimum total ratio of 13.91% phase-in.
At 30 June 2025, the Group has a capital ratio regulatory CET1 of 12.98% and a total ratio of 17.22%.
Capital ratio

	30-06-2025	31-12-2024
Capital ratio
Level 1 ordinary eligible capital (EUR million)	81,250	79,800
Level 1 additional eligible capital (EUR million)	9,578	10,371
Level 2 eligible capital (EUR million)	16,905	18,418
Risk-weighted assets (EUR million)	625,750	624,503
Level 1 ordinary capital coefficient (CET 1)	12.98%	12.78%
Level 1 additional capital coefficient (AT1)	1.53%	1.66%
Level 1 capital coefficient (TIER1)	14.52%	14.44%
Level 2 capital coefficient (TIER 2)	2.70%	2.95%
Total capital ratio	17.22%	17.39%
Leverage

	30-06-2025	31-12-2024
Leverage
Tier 1 capital (EUR million)	90,828	90,170
Exposure (EIR million)	1,850,859	1,885,572
Leverage ratio	4.91%	4.78%

17.   Explanation added for translation to English
These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to Grupo Santander in Spain (see Note 1.b).

154	January - June 2025

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 31 July 2025	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer